SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

California Pizza Kitchen, Inc.

(Name of Subject Company)

California Pizza Kitchen, Inc.

(Name of Persons Filing Statement)

Common stock, par value $0.01 per share

(Title of Class of Securities)

13054D109

(CUSIP Number of Class of Securities)

Richard L. Rosenfield Co-Chief Executive Officer and Co-President California Pizza Kitchen, Inc. 6053 West Century Boulevard, 11th Floor Los Angeles, California 90045-6438 (310) 342-5000	Larry S. Flax Co-Chief Executive Officer and Co-President California Pizza Kitchen, Inc. 6053 West Century Boulevard, 11th Floor Los Angeles, California 90045-6438 (310) 342-5000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Paul D. Tosetti, Esq. J. Scott Hodgkins, Esq. Latham & Watkins LLP 355 South Grand Avenue Los Angeles, California 90071-1560 (213) 485-1234

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) relates is California Pizza Kitchen, Inc., a Delaware corporation (“California Pizza Kitchen” or the “Company”). The Company’s principal executive offices are located at 6053 West Century Boulevard, 11th Floor, Los Angeles, California 90045. The Company’s telephone number at this address is (310) 342-5000.

Securities.

The title of the class of equity securities to which this Statement relates is the common stock, par value $0.01 per share, of the Company (the “Company Common Stock”). As of the close of business on June 6, 2011, there were 24,616,446 shares of Company Common Stock, or the shares, issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The name, business address and business telephone number of California Pizza Kitchen, which is the subject company and the person filing this Statement, are set forth in “Item 1. Subject Company Information—Name and Address” above.

Offer.

This Statement relates to the tender offer by CPK Merger Sub Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of CPK Holdings Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of Company Common Stock at a purchase price of $18.50 per share (the “Offer Price”), net to the holder in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 8, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase and any amendments or supplements from time to time thereto, constitutes the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. As disclosed in the Tender Offer Statement on Schedule TO, dated June 8, 2011 (as amended or supplemented from time to time, the “Schedule TO”), the Purchaser and Parent are affiliated with Golden Gate Capital Opportunity Fund, L.P., a Cayman Islands exempted limited partnership (“Golden Gate Capital”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 24, 2011, among Parent, the Purchaser and the Company (the “Merger Agreement”). The Merger Agreement provides that, among other things, on the date of, or as soon as reasonably practicable following, completion of the Offer, and subject to the satisfaction or waiver of certain conditions, the Purchaser will merge with and into the Company (the “Merger”) in accordance with the Delaware General Corporation Law (the “DGCL”). The Merger Agreement also provides that the Merger may be consummated regardless of whether the Offer is completed, but if the Offer is not completed, the Merger may only be consummated after the stockholders of the Company have adopted the Merger Agreement at a meeting of stockholders. Following the effective time of the Merger (the “Effective Time”), the separate corporate existence of the Purchaser will cease and the Company will continue as the surviving corporation (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent. As a result of the Merger, at the Effective Time, each issued and outstanding share of Company Common Stock (other than shares owned by Parent or the Purchaser, and shares of Company Common Stock held by stockholders who have perfected their statutory dissenters’ rights of appraisal under Section 262 of the DGCL) will be automatically converted into the right to receive an amount in cash, without interest thereon and less any required withholding taxes, equal to the Offer Price. The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of Parent, the Purchaser and Golden Gate Capital is One Embarcadero Center, 39th Floor, San Francisco, California, 94111 and their telephone number is (415) 983-2700.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Statement or in the Information Statement attached to this Statement as Annex II and incorporated herein by reference, or as otherwise incorporated by reference herein, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) the Company or any of its affiliates, on the one hand, and (ii)(x) any of its executive officers, directors or affiliates, or (y) Parent, the Purchaser, Golden Gate Capital or any of their respective officers, directors or affiliates, on the other hand. The Information Statement is being furnished to the stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with Parent’s right, pursuant to the Merger Agreement, to designate persons to the board of directors of the Company (the “Company Board”) following the Purchaser’s acceptance for payment of the shares of Company Common Stock tendered in the Offer.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with Parent and Golden Gate Capital.

Merger Agreement

On May 24, 2011, the Company, Parent and the Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in the Offer to Purchase and is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. The Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, the Purchaser or any of their respective subsidiaries or affiliates.

The Merger Agreement contains customary representations and warranties that the Company, Parent and the Purchaser made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement among the Company, Parent and the Purchaser and may be subject to important qualifications and limitations agreed to by the Company, Parent and the Purchaser in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders or may have been used for purposes of allocating risk among the Company, Parent and the Purchaser rather than establishing matters as facts.

Limited Guarantee

In connection with the entry into the Merger Agreement, on May 24, 2011, Golden Gate Capital executed and delivered to the Company a limited guarantee (the “Guarantee”). Pursuant to the Guarantee, Golden Gate Capital has irrevocably and unconditionally guaranteed the due and punctual payment by Parent to the Company of (i) the Parent Termination Fee (as defined in the Merger Agreement) of $30.0 million, when required to be paid under the terms of the Merger Agreement, (ii) all of the liabilities and obligations of Parent and the Purchaser under the terms of the Merger Agreement and (iii) all of the liabilities and obligations of Golden Gate Private Equity, Inc. (“Golden Gate Private Equity”) under the terms of the Confidentiality Agreement (defined below). However, under the terms of the Guarantee, Golden Gate Capital’s maximum liability cannot exceed $30.0 million plus the amount of any liability for costs and expenses, including attorneys’ fees, payable pursuant to the Merger Agreement and the Confidentiality Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Guarantee, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Equity Financing

In connection with the entry into the Merger Agreement, Parent has entered into an equity commitment letter with Golden Gate Capital, dated May 24, 2011 (the “Equity Commitment Letter”), pursuant to which Golden Gate Capital has committed to contribute to Parent, immediately prior to the earlier of the closing of the Offer (the “Offer Closing”) or the closing of the Merger (the “Merger Closing”), $225.0 million in the aggregate in cash in immediately available funds, solely for the purpose of funding, and to the extent necessary to fund, a portion of the aggregate Offer Price and/or the merger consideration, as applicable, pursuant to and in accordance with the terms of the Merger Agreement, and certain other amounts required to be paid pursuant to the Merger Agreement, including fees and expenses directly related to the debt financing required to be paid by Parent, the Purchaser and the Surviving Corporation. Golden Gate Capital’s obligation to fund the financing contemplated by the Equity Commitment Letter is generally subject to (i) the satisfaction or waiver of the conditions to Parent’s and the Purchaser’s obligations to consummate the transactions contemplated by the Merger Agreement, (ii) the funding (or simultaneous funding) of the debt financing pursuant to the terms and conditions of the debt commitment letter or any alternative financing that Parent and the Purchaser are required to accept from alternative sources pursuant to the Merger Agreement and (iii) the contemporaneous consummation of the Offer Closing, if the Offer Closing occurs, and the Merger (regardless of whether the Offer Closing occurs). The Company is an express third-party beneficiary of the Equity Commitment Letter to the extent provided in the Equity Commitment Letter to permit the Company to cause Parent and the Purchaser to cause, or to directly cause, Golden Gate Capital to fund, directly or indirectly, its equity commitment in certain circumstances in accordance with the terms of the Equity Commitment Letter and the Merger Agreement.

Golden Gate Capital’s obligation to fund its equity commitment will expire upon the earliest to occur of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Merger Closing, so long as Golden Gate Capital has funded its commitment in connection with the Merger, (iii) any claim by the Company under, or any action, claim, suit or proceeding brought by the Company with respect to, the Guarantee, the guarantor thereunder or any of the guarantor’s affiliates other than in respect of a guaranteed obligation thereunder, or (iv) any other claim under, or action, claim, suit or proceeding against Golden Gate Capital or any of its affiliates in connection with the Equity Commitment Letter, the Guarantee, the Merger Agreement or any transaction contemplated thereby or otherwise relating thereto other than certain claims as set forth in the Equity Commitment Letter.

This summary does not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Letter, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Confidentiality Agreement

On April 19, 2010, the Company and Golden Gate Private Equity entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which Golden Gate Private Equity agreed that any non-public information furnished to it or to its representatives by or on behalf of the Company would be considered confidential information and, subject to certain exceptions, for a period of two years from the date of the Confidentiality Agreement, would be kept confidential and be used only for purposes of evaluating a possible transaction. The parties agreed that they would only disclose the confidential information to their representatives or as may be required by law. Under the Confidentiality Agreement, Golden Gate Private Equity also agreed, among other things, to certain “standstill” provisions for the protection of the Company for a period ending on the earlier of two years from the date of the Confidentiality Agreement or Merger Closing, and that, subject to certain limited exceptions, for a period of two years from the date of the Confidentiality Agreement, Golden Gate Private Equity would not, directly or indirectly, solicit or employ the Company’s employees. This summary does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Exclusivity Agreement

The Company entered into an exclusivity agreement with Golden Gate Private Equity, dated as of April 11, 2011 (the “Exclusivity Agreement”), in connection with the consideration of a possible acquisition by Golden Gate Private Equity’s affiliated funds under management of all of the outstanding shares of Company Common Stock. Under the Exclusivity Agreement, the Company agreed not to solicit, negotiate or accept alternative proposals for the acquisition of or certain other strategic transactions involving the Company before May 2, 2011. In accordance with its terms, the Exclusivity Agreement expired on May 2, 2011, but was extended by a letter agreement, dated as of May 7, 2011 (the “Exclusivity Extension Letter”), until May 30, 2011. This summary does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement and the Exclusivity Extension Letter, which are filed as Exhibits (e)(5) and (e)(6) hereto, respectively, and are incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company.

Certain executive officers and directors of California Pizza Kitchen may be deemed to have interests in the transactions contemplated by the Merger Agreement that may be different from, or in addition to, those of the Company’s stockholders generally. These interests may present these individuals with certain potential conflicts of interest. In reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, the Company Board was aware of these conflicts of interests and considered them, among other matters described in “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation” below.

Additionally, in connection with the Offer and the Merger, no member of the Company’s management has entered into an employment agreement or other agreement or commitment with respect to continuing employment, nor has any member of the Company’s management entered into an equity rollover agreement or other agreement or commitment with Golden Gate Capital with respect to a co-investment with Golden Gate Capital in the Company.

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, see the information included under “Item 8. Additional Information—Golden Parachute Compensation” below (which is incorporated into this Item 3 by reference) and the Information Statement attached to this Statement as Annex II and incorporated herein by reference under the headings Director Compensation, Security Ownership of Certain Beneficial Owners, Directors and Management, Compensation Discussion and Analysis, and Certain Relationships and Related Party Transactions.

Cash Consideration Payable for Shares Tendered Pursuant to the Offer

If the executive officers and directors of the Company who own shares tender their shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of June 6, 2011, the executive officers and directors of the Company beneficially owned, in the aggregate, 5,309,219 shares, including 3,019,683 shares issuable upon the exercise of options vested as of such date (but excluding unvested options to purchase shares). If the directors and executive officers were to exercise all of their vested options having an exercise price of less than $18.50 and tender all of their shares for purchase pursuant to the Offer and those shares were accepted for purchase and purchased by Purchaser, the executive officers and directors would receive (after taking into account the applicable exercise price of any options that are exercised, but prior to the applicable withholding of taxes) an aggregate of $51,602,170 in cash, without interest thereon. The beneficial ownership of shares of each executive officer and director is further described in the Information Statement under the heading Security Ownership of Certain Beneficial Owners, Directors and Management.

Treatment of Company Stock Options and Restricted Stock

The Merger Agreement provides that at the earlier to occur of the time when Purchaser accepts shares for payment in the Offer and the Effective Time (the “Acceleration Time”), each outstanding, unexpired and unexercised stock option will vest and become exercisable. To the extent not exercised prior to the Acceleration Time, then upon the Effective Time, each stock option will be deemed to be exercised and canceled, with each former holder of any such cancelled stock option becoming entitled to receive, at the Effective Time or as soon as practicable thereafter, in consideration of the deemed exercise and cancellation of such stock option, an amount in cash, without interest, equal to (i) the excess, if any, of (A) the Offer Price over (B) the exercise price per share of Company Common Stock subject to such option multiplied by (ii) the total number of shares of Company Common Stock subject to such option (the “Option Payment”). Each holder of an unvested award of restricted Company Common Stock (the “Company Restricted Stock”) will have the right to tender such shares of Company Restricted Stock into the Offer, subject to and contingent upon the occurrence of the acceptance for purchase of shares of Company Common Stock tendered pursuant to the Offer. At the Acceleration Time, each share of Company Restricted Stock will become fully vested, and the restrictions thereon will lapse and, to the extent not withheld by the Company to satisfy tax withholding obligations, the Company will deliver shares of Company Common Stock in settlement thereof or, if such Company Restricted Stock is tendered into the Offer, will be treated as a share of Company Common Stock properly tendered into the Offer.

Pursuant to their employment agreements, Messrs. Flax and Rosenfield and Ms. Collyns are entitled to accelerated vesting and exercisability of all unvested stock options and restricted stock in the event of a termination of employment under certain circumstances following a change in control. In addition, pursuant to the award agreements covering the stock options held by Messrs. Beck and Gillette and Ms. Goldsmith-Grover, the shares underlying these stock options will vest in the event of a termination of employment under certain circumstances within twelve months following a change in control. For further information, see the information included under the heading “—Employment Agreements” below and in the Information Statement under the heading Compensation Discussion and Analysis (and incorporated by reference into this Item 3).

Stockholder Tender and Support Agreements

Concurrently with the execution of the Merger Agreement, on May 24, 2011, the Company entered into Stockholder Tender and Support Agreements (the “Support Agreements”) with each of Richard L. Rosenfield, Larry S. Flax, Susan M. Collyns and Sarah A. Goldsmith-Grover, along with certain of their affiliates (collectively, the “Designated Stockholders”), pursuant to which each of the Designated Stockholders has agreed, among other things, (i) to tender his or her shares of Company Common Stock in the Offer upon the terms and subject to the conditions of such agreements and (ii) if necessary, to vote such shares of Company Common Stock in favor of the approval of the Merger and the other transactions contemplated by the Merger Agreement. As of June 6, 2011, the shares subject to the Support Agreements comprise approximately 11% of the outstanding Company Common Stock (assuming vesting and net exercise of all of the options held by the Designated Stockholders).

The Support Agreements will terminate upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) certain changes to the terms of the Offer or the Merger without the prior written consent of the Designated Stockholders or (iv) the mutual written consent of Parent and the Designated Stockholders.

This summary does not purport to be complete and is qualified in its entirety by reference to the Support Agreements, which are filed as Exhibits (e)(7)-(e)(10) hereto and are incorporated herein by reference.

The Company has agreed to reimburse the legal expenses of the Designated Stockholders incurred in connection with the Support Agreements up to $100,000 in the aggregate.

The table below sets forth information regarding the stock options and Company Restricted Stock held by the Company’s executive officers and directors as of June 6, 2011 that would be exchanged at the Acceleration Time into the right to receive the Option Payment or the Offer Price, as applicable, assuming that the Acceleration Time occurs on June 6, 2011 for purposes of determining the number of stock options and Company Restricted Stock subject to accelerated vesting.

Name of Executive Officer or Director	Vested Stock Options ($)	Unvested Stock Options ($)	Unvested Company Restricted Stock ($)(1)	Total ($)
Executive Officers
Richard L. Rosenfield	3,463,500	0	986,679	4,450,179
Larry S. Flax	3,463,500	0	986,679	4,450,179
Susan M. Collyns	1,085,494	43,200	740,000	1,868,694
Thomas P. Beck	510,319	70,706	0	581,025
Sarah A. Goldsmith-Grover	279,956	54,694	0	334,650
Peter C. Gillette	157,045	70,692	0	227,737

Directors
Leslie E. Bider	0	0	78,403	78,403
Marshall S. Geller	0	0	78,403	78,403
Charles G. Phillips	245,570	20,207	47,508	313,285
Alan I. Rothenberg	40,370	20,207	47,508	108,085

(1)	Any unvested Company Restricted Stock not tendered into the Offer will be exchanged at the Effective Time into the right to receive the Offer Price.

Employment Agreements and Severance Arrangements

The Company has entered into employment agreements with its co-Chief Executive Officers, Messrs. Rosenfield and Flax, and its Chief Financial Officer/Chief Operating Officer, Ms. Collyns. In addition, the Company has adopted the California Pizza Kitchen, Inc. Severance Plan (the “Severance Plan”). Each of these agreements and plans provides for severance benefits upon certain terminations of employment. See “Item 8. Additional Information—Golden Parachute Compensation” below (which is incorporated into this Item 3 by reference) for further information with respect to these arrangements.

Flax and Rosenfield Employment Agreements

In April 2010, the Company entered into a second amended and restated employment agreement with each of its co-Chief Executive Officers, Messrs. Flax and Rosenfield (the “co-CEO Employment Agreements”). The term of the co-CEO Employment Agreements will expire on December 31, 2012, subject to automatic one-year renewals commencing on December 31, 2010 and on each subsequent anniversary thereafter, unless earlier terminated.

Under each co-CEO Employment Agreement, in the event the employment of Messrs. Flax or Rosenfield is terminated by the Company without Cause or by the executive for Good Reason (each, as defined in the co-CEO

Employment Agreements), the executive will be entitled to (i) a cash lump sum payment equal to 1.75 multiplied by his base salary for the remainder of the applicable employment period (as determined without regard to the termination of employment); (ii) full vesting and immediate exercisability (or immediate lapse of restrictions, as applicable) of any unvested options, restricted stock or similar equity or long-term incentive awarded to the executive during his employment with the Company; (iii) extension of the post-termination exercise period of any stock option until the earlier of three years following the termination date or the expiration date of such option according to its terms; and (iv) continuation of health insurance benefits for eighteen months following the date of termination.

The co-CEO Employment Agreements also provide that, in the event the employment of Messrs. Flax or Rosenfield is terminated by the Company without Cause or by the executive for Good Reason within two years following a Change of Control (as defined in the co-CEO Employment Agreements), the executive will be entitled to the same benefits as specified in the immediately above paragraph except that the executive will be entitled to (i) a cash lump sum payment equal to two times the sum of his base salary and target annual bonus (or, if greater, 1.75 times his base salary for the remainder of the applicable employment period, as determined without regard to the termination of employment); and (ii) continuation of health insurance benefits for two years following the date of termination.

In the event the employment of either Messrs. Flax or Rosenfield is terminated as a result of his death or disability, the co-CEO Employment Agreements provide that the executive (or his estate, as applicable) will be entitled to (i) full vesting and exercisability of any unvested options and immediate lapse of any restrictions on restricted stock or similar equity or long-term incentive awarded to the executive during his employment with the Company; and (ii) extension of the post-termination exercise period of any stock option until the earlier of three years following the termination date or the expiration date of such option according to its terms.

In addition, the co-CEO Employment Agreements provide that Messrs. Flax and Rosenfield are each entitled to a supplemental retirement benefit in an amount equal to $200,000 per year payable for life, subject to certain reductions if the executive terminates employment without Good Reason or is terminated by the Company for Cause prior to calendar year 2012.

Such severance benefits are subject to compliance with the non-solicitation, confidentiality and other restrictive covenants provided in the co-CEO Employment Agreements. If any of the payments or benefits received or to be received by Messrs. Flax or Rosenfield are subject to the excise tax imposed under Section 4999 of the Code resulting from application of Section 280G of the Code, the Company will reduce such payments and benefits to the extent necessary such that the net amount paid to the executive is not subject to the excise tax imposed by Section 4999 of the Code. The Company will only reduce the net amount paid to the executive if the net amount, after such reduction, is greater than or equal to the total payments that would have otherwise been made (less any excise and income taxes owed).

Collyns Employment Agreement

In August 2009, the Company entered into a second amended and restated employment agreement with Ms. Collyns, which it amended in April 2010 (the “Collyns Employment Agreement”). The initial employment period of the Collyns Employment Agreement will expire on December 31, 2012, subject to automatic one-year extensions, unless earlier terminated.

Under the Collyns Employment Agreement, in the event that the Company does not extend Ms. Collyns’ term of employment at the end of the employment period, Ms. Collyns will be entitled to (i) a cash lump sum payment equal to the sum of her base salary and target annual bonus; (ii) full vesting and immediate exercisability of any unvested options and immediate lapse of any restrictions on restricted stock awarded to Ms. Collyns during her employment term; (iii) extension of the post-termination exercise period of any stock option until the earlier of three years following the date of termination or the expiration date of such option according to its terms; and (iv) continuation of health insurance benefits for one year following the termination date. Any amounts payable to Ms. Collyns will be reduced by any compensation she earns as a result of consultancy with or employment by another entity or individual during the one-year payout period.

The Collyns Employment Agreement also provides that, in the event the employment of Ms. Collyns is terminated by the Company without Cause or by her for Good Reason (each, as defined in the Collyns Employment Agreement), Ms. Collyns will be entitled to (i) a cash lump sum payment equal to two times the sum of her base salary and target annual bonus; (ii) full vesting and immediate exercisability of any unvested options and immediate lapse of any restrictions on restricted stock awarded to Ms. Collyns during her employment term; (iii) extension of the exercise period of any stock option until the earlier of three years following the date of termination or the expiration date of such option according to its terms; and (iv) continuation of health insurance benefits until the later of (a) one year following the date of termination and (b) the last day of the term of her employment period (as determined without regard to the termination of employment).

In the event the employment of Ms. Collyns is terminated by the Company without Cause or by her for Good Reason within two years following a Change of Control (as defined in the Collyns Employment Agreement), Ms. Collyns will be entitled to the same benefits provided upon a termination without cause or for good reason, as specified in the immediately above paragraph, except that Ms. Collyns will be entitled to continuation of health insurance benefits for two years following the date of termination.

In the event the employment of Ms. Collyns is terminated as a result of death or disability, she (or her estate, as applicable), the Collyns Employment Agreement provides Ms. Collyns will be entitled to (i) full vesting and immediate exercisability of any unvested options and immediate lapse of any restrictions on restricted stock; and (ii) extension of the exercise period of any stock option until the earlier of three years following the date of termination or the expiration date of such option according to its terms.

Such severance benefits are subject to an execution of a general release of claims against the Company and compliance with the non-solicitation, confidentiality and other restrictive covenants provided in the Collyns Employment Agreement.

Severance Plan

In April 2010, the Company Board adopted, and in February 2011 it extended, the Severance Plan, which sets forth the terms of severance benefits in the event of a qualifying termination for employees holding the title of Vice President or above who are designated as participants by the Company Board or Compensation Committee. Messrs. Beck and Gillette and Ms. Goldsmith-Grover participate in the Severance Plan. The Severance Plan will become effective upon the consummation of a Corporate Transaction (as defined in the Severance Plan and which, for purposes of the Severance Plan, includes the consummation of the Offer) and will automatically terminate on the second anniversary of the date on which the Plan was adopted if no Corporate Transaction occurs before that date. The Severance Plan provides that a participant will be entitled to severance benefits if his or her employment is terminated by the Company without Cause or if the participant terminates his or her employment for Good Reason (each, as defined in the Severance Plan) within twelve months following a Corporate Transaction.

Under the Severance Plan, if a participant’s employment is terminated by the Company other than for Cause or by the participant for Good Reason within twelve months following a Corporate Transaction, the participant will be entitled to receive, subject to the signing of a general release of any claims against the Company, (i) any unpaid compensation and benefits accrued prior to the date of termination, (ii) a lump-sum payment equal to twelve months’ base salary and (iii) if the executive elects to receive COBRA benefits, a lump-sum payment equal to six months of the monthly COBRA premium in effect immediately prior to the date of termination. The Severance Plan also provides for customary confidentiality protections.

Nonqualified Deferred Compensation Plan

The Company has established the California Pizza Kitchen Executive Retirement Savings Plan (“ERSP”), which is a non-qualified deferred compensation plan for the Company’s highly compensated employees, who are otherwise ineligible for full participation in the Company’s 401(k) plan because their participation could reduce the opportunity for other employees to contribute based on standards for tax qualified plans. In 2010, Messrs. Rosenfield, Flax and Beck and Mss. Collyns and Goldsmith-Grover participated in the ERSP. Under the ERSP, if a participant’s employment is terminated within twenty-four months following a Change in Control (as defined in the ERSP), the participant will receive a single lump sum payment equal to the unpaid balance of his or her account(s). Messrs. Rosenfield, Flax and Beck and Mss. Collyns and Goldsmith-Grover are 100% vested in their accounts balances.

Arrangements with the Company’s Non-Employee Directors

Directors who are the Company’s employees receive no additional compensation for serving on the Company Board. Non-employee members of the Company Board may receive a combination of cash and equity-based compensation. No equity-based compensation was granted to members of the Company Board in 2010 or 2011, however each non-employee director is entitled to receive an annual cash retainer of $175,000.

Compensation to Members of the Special Committee

As compensation for services rendered in connection with serving on the Special Committee of the Company Board (the “Special Committee”), each non-employee director member received a payment of $30,000 in 2010, and received $2,000 for each Special Committee meeting attended in 2010 and 2011. In addition, in 2010 the chair of the Special Committee (Mr. Geller) received an additional cash payment of $10,000. In 2011, the Company Board approved a payment of $60,000 to each member of the Special Committee.

Employee Matters

The Purchaser has agreed with the Company in the Merger Agreement to provide each employee of the Company and its subsidiaries who continues his or her employment after the Effective Time, for a period of one year following the Effective Time, a base salary or regular hourly wage, as applicable, bonus opportunity (excluding compensation based on stock or other equity securities and change in control bonuses) and benefits that, in the aggregate, are substantially comparable to the base salary or hourly wage rate, as applicable, bonus opportunity and benefits provided to such employee immediately prior to the Effective Time (disregarding equity incentive arrangements, change in control bonuses, supplemental executive retirement benefits and any benefits that may result in excise taxes being imposed on the Company or the Surviving Corporation). The Merger Agreement does not require the continued employment of any employee of the Company or its subsidiaries after the Effective Time. In addition, nothing in the Merger Agreement shall (i) create a third party beneficiary or other rights (x) in any other person, including any employees or former employees of the Company or its subsidiaries or participant in any employee benefit plan maintained by the Company or its subsidiaries, or any dependent or beneficiary thereof, or (y) to continued employment with the Purchaser or any of its affiliates, (ii) be treated as an amendment or other modification of any employee benefit plan maintained by the Company or its subsidiaries or other agreement or arrangement providing compensation or benefits (or shall prevent the Purchaser or the Surviving Corporation from amending or terminating any such employee benefit plan) or any employee benefit plan of the Purchaser or its subsidiaries, or (iii) limit the right of the Purchaser or its subsidiaries to amend, terminate or otherwise modify any employee benefit plan of the Purchaser or its subsidiaries following the Effective Time.

Indemnification and Exculpation of Directors and Officers.

Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise, provided that such indemnity may include only expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no such indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition may be paid by the corporation upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. The Company’s certificate of incorporation and bylaws provide for the indemnification of the Company’s directors and officers to the fullest extent permitted under the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

The Company’s certificate of incorporation provides for such limitation of liability to the fullest extent permitted by the DGCL. In addition, to complement the indemnification protection afforded under applicable law, the Company’s certificate of incorporation and bylaws and any policies of insurance which may be maintained by the Company, the Company has entered into separate indemnification agreements with certain of its directors and officers, which provide for the indemnification of the directors and officers party thereto under certain circumstances.

The Merger Agreement requires the Surviving Corporation to honor all existing rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses relating thereto) in favor of all current and former directors and officers of the Company and its subsidiaries.

In addition, on the terms and subject to the conditions in the Merger Agreement, the Company may obtain, at or prior to the Effective Time, prepaid (or “tail”) directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time for six years from the Effective Time, covering each person who is covered by such policies on the date of the Merger Agreement with respect to such coverage and amounts at least as favorable as those of such policies in effect on the date of the Merger Agreement. In the event the Company does not obtain such “tail” insurance policies, the Merger Agreement requires Parent to maintain in effect the Company’s current directors’ and officers’ insurance policies (or substitute insurance on terms, including with respect to coverage and amounts, that are no less favorable in the aggregate to the indemnified parties) for six years following the Effective Time. However, neither Parent nor the Surviving Corporation will be required to pay premiums which on an annual basis exceed 300% of the annual premium paid by the Company for such insurance coverage for its last full fiscal year. The Merger Agreement also requires the Surviving Corporation, from and after the Effective Time, to indemnify and hold harmless, and provide advancement of expenses to, the current and former directors and officers of the Company and the Company’s subsidiaries against certain losses and indemnified liabilities, including in connection with the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Solicitation or Recommendation.

At a meeting held on May 24, 2011, the Special Committee unanimously (i) determined that the Merger Agreement, the Support Agreements and the transactions contemplated thereby (including, without limitation, the Offer and the Merger) are advisable and in the best interests of, and fair to, the Company and its stockholders, (ii) recommended that the Company Board approve and declare advisable the Merger Agreement, the Support Agreements and the transactions contemplated thereby (including, without limitation, the Offer and the Merger) and that the Company Board recommend and submit the Merger Agreement to the Company’s stockholders for adoption thereby if required under applicable law, and (iii) recommended that the Company Board approve and authorize the execution and delivery of the Merger Agreement, the Support Agreements and any other documents contemplated by the Merger Agreement by either of the Company’s co-Chief Executive Officers and/or such officers of the Company as either of the co-Chief Executive Officers may designate. After consideration, based on the recommendation of the Special Committee and the conduct of its own independent review and other relevant factors, the Company Board unanimously (i) determined that the terms of the Merger Agreement, including the Offer, the Merger and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth in the Merger Agreement, are fair to and in the best interests of the Company and its stockholders, (ii) approved the Merger Agreement, the Support Agreements, the Offer, the Merger, the Top-Up (as defined below) and the other transactions contemplated by the Merger Agreement, (iii) declared the Merger Agreement, the Support Agreements and the transactions contemplated thereby, including the Offer and the Merger, advisable, fair to and in the best interests of the holders of Company Common Stock, (iv) approved the form, terms and conditions of the Merger Agreement and the Support Agreements, (v) approved the Offer, the Merger, the Top-Up, the other transactions contemplated by the Merger Agreement and all other actions or matters necessary or appropriate to give effect to the foregoing, (vi) authorized, approved and directed the co-Chief Executive Officers of the Company and/or any of their designees with full power to act without the others to execute and deliver, in the name and on behalf of the Company, the Merger Agreement and the Support Agreements, (vii) approved and authorized the performance by the Company of its obligations under the Merger Agreement, the Support Agreements and the transactions contemplated thereby and the preparation, execution, delivery, filing and recordation of such other agreements, certificates, instruments and documents and the taking of any and all such other action as either of the co-Chief Executive Officers and/or any of their designees deem necessary, appropriate or advisable in connection therewith, (viii) subject to the terms and conditions of the Merger Agreement, recommended to the stockholders of the Company that they accept the Offer and tender their shares of Company Common Stock pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement, (ix) irrevocably approved for all purposes, to the extent required under applicable law, the Purchaser, Parent and their affiliates, the Merger Agreement, the Support Agreements and the transactions contemplated by the Merger Agreement (including the Offer, the Top-Up and the Merger) to exempt such persons, agreements and transactions from any anti-takeover laws, and (x) authorized and directed the co-Chief Executive Officers of the Company and/or any of their designees to issue the Top-Up Shares (as defined below) to the Purchaser upon the automatic exercise of the Top-Up and payment for the Top-Up Shares by the Purchaser, in each case, on the terms and subject to the conditions set forth in the Merger Agreement.

Accordingly, for the reasons described in more detail below, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock in the Offer.

A copy of the press release communicating the Company Board’s recommendation is filed as Exhibit (a)(6) hereto and is incorporated by reference.

Background of the Offer and Merger; Reasons for Recommendation.

Background of the Offer and Merger

In connection with its normal business activities and planning, the Company regularly evaluates market conditions and potential financial and strategic alternatives to enhance stockholder value, including a review of mergers and acquisitions activity in the restaurant industry generally. From time to time prior to late 2009, the Company Board considered a variety of potential strategic alternatives, including possible business combination transactions involving the Company, none of which evaluations progressed beyond a preliminary stage. At that time, a persistently weak economy and reduced levels of consumer discretionary spending were adversely affecting the restaurant industry nationally. These trends were even more apparent in states like California, where the macroeconomic challenges were even more pronounced and where the Company has a significant footprint. The impact of these conditions on the Company’s stock price was significant, and both the Company Board and senior management believed that the Company was significantly undervalued in public trading markets. As a result, in late 2009, the Company’s senior management, acting at the direction of the Company Board, began meeting with several investment banks to explore possible strategic alternatives for the Company. Over the course of these discussions, the Company Board and senior management concluded that the factors depressing the Company’s valuation were unlikely to change in the short term, and potentially for a number of years, and that maximizing value for stockholders may require an extraordinary transaction with a sophisticated buyer who would be able to look beyond short-term economic and market conditions and more appropriately value the Company’s current cash flow and long-term business prospects. Accordingly, in November 2009, the Company Board determined to begin a more formal and intensive exploration of potential strategic alternatives for the Company, and directed management to begin the process. At that time, representatives of the Company’s legal counsel, Latham & Watkins LLP (“L&W”), advised the Company Board of its fiduciary duties in connection with the strategic review process.

In early 2010, representatives of Moelis & Company LLC (“Moelis”) met with senior management of the Company on several occasions to discuss a range of potential strategic alternatives, including a potential sale of the Company. While a variety of strategic alternatives were considered at all times throughout the process, including a leveraged recapitalization transaction or a non-controlling investment in the Company by a third party, the Company Board, taking into account the execution and operational risks associated with each potential alternative, and exercising its business judgment, determined that a sale of the Company was likely to be the most effective way to maximize stockholder value. At a February 23 meeting, the Company Board further discussed possible strategic alternatives for the Company, authorized the engagement of Moelis as the Company Board’s financial advisor in connection with the process and determined to proceed with a review of strategic alternatives.

Following the February 23 meeting of the Company Board, representatives of Moelis conducted due diligence on the Company and worked with Company management to prepare a confidential information memorandum to be provided to potential buyers. Meanwhile, senior management of the Company worked with Moelis representatives to identify potential parties interested in pursuing a transaction with the Company. In mid-March, in consultation with the Company Board and the Company’s management, Moelis representatives contacted 31 parties regarding interest in a possible transaction involving a sale of the Company. Over the next month, 25 parties expressed interest in further exploring a transaction. These parties entered into confidentiality agreements with the Company and received a confidential information memorandum.

On April 11, the Company Board met, with representatives of Moelis, L&W, and Richards, Layton & Finger, P.A. (“RLF”) present, to discuss the status of the strategic review process. On April 9, an article appeared in The Wall Street Journal indicating that the Company Board was pursuing a possible sale of the Company. The Company Board, representatives of management, and the Company’s financial and legal advisors discussed the Company’s communications strategy and decided to issue a press release announcing the strategic review process. Among the factors that persuaded the Company Board to make a public announcement was its view, after consultation with the Company’s financial advisor, that a public announcement could encourage any potentially interested parties to come forward. The Company Board also considered operational factors, including that making a public announcement would allow management to more clearly communicate with employees, franchisees and business partners. Representatives of L&W and RLF then advised the Company Board of its fiduciary duties in the context of a potential sale of the Company. Representatives of L&W also noted that potential acquirers, particularly private equity firms, often request or require that a target’s existing management team remain in place and potentially make equity investments in the post-acquisition entity. Therefore, L&W representatives suggested that the Company Board consider forming a committee of independent directors to oversee the strategic review process. After extensive discussion, the Company Board formed the Special Committee of independent directors consisting of William C. Baker, Leslie E. Bider, Marshall S. Geller, Charles G. Phillips and Alan I. Rothenberg and engaged RLF to serve as legal advisor to the Special Committee. Once formed, the Special Committee determined whether meetings, or portions of meetings, should be limited to the Special Committee or should include the full Company Board. At numerous points throughout the strategic review process, representatives of L&W and RLF reminded the Company Board that management of the Company should not engage in discussions with a potential acquirer regarding post-transaction employment with the Company or any equity rollover until an agreement in principle was reached on all material terms of a definitive agreement with respect to a transaction.

On April 12, the Company issued a press release announcing that it was considering a wide range of strategic and financial alternatives, including a possible sale, merger or other business combination, and that the Company had engaged Moelis to serve as the Company’s financial advisor. On the same day, Moelis representatives contacted representatives of Golden Gate Private Equity regarding Golden Gate Private Equity’s interest in a potential transaction. On April 19, Golden Gate Private Equity executed a confidentiality agreement with the Company to permit Golden Gate Private Equity to conduct due diligence on the Company.

At the next meeting of the Company Board on April 16, representatives of Moelis provided an update on the status of the strategic review process, noting that initial bids were due by April 22 and that a number of parties were expected to submit bids. Moelis representatives also informed the Company Board that the Company’s press release publicly announcing the strategic review process had generated interest from additional potential bidders.

On April 20, Moelis representatives requested that Golden Gate Private Equity submit a preliminary proposal for a transaction to acquire all of the outstanding shares of Company Common Stock by the initial bid due date of April 22. After speaking with representatives of Golden Gate Private Equity, it became apparent that Golden Gate Private Equity’s valuation of the Company was likely going to be lower than other indications that the Company was expecting to receive. Golden Gate Private Equity continued to monitor the Company’s performance based on publicly available information, but did not immediately participate in the subsequent round of the strategic review process.

On April 22, Moelis representatives received non-binding initial indications of interest from ten parties at values ranging from $20.00 to $24.00 per share. On April 26, Moelis representatives met with the Company Board and representatives of RLF to discuss the bids received. Moelis representatives explained that all ten interested parties, with one exception, were private equity bidders. One private equity bidder was working with a strategic bidder to form a joint bid. The Company Board then adopted formal resolutions confirming the establishment of the Special Committee as of April 11. The Special Committee was empowered to, among other things, review and consider potential strategic business combination transactions, monitor and oversee the strategic review process and any alternatives thereto, negotiate any documentation related to a potential transaction and take any actions necessary or advisable with respect to any potential transaction. No potential transaction could be approved by the Company Board without a favorable recommendation from the Special Committee.

Following the initial indications of interest, and after one party dropped out of the process, management presentations were held with nine remaining interested parties during the month of May. Potential buyers conducted due diligence on the Company, including reviewing materials provided in an online data room, throughout May and June.

The Special Committee met with representatives from RLF and Moelis on July 1 to discuss the progress of the strategic review process since the Special Committee’s last meeting in April. Moelis representatives reported that after the management meetings, four parties remained interested in pursuing a transaction with the Company, as the other potential bidders indicated they did not wish to proceed with the process. Following the update from Moelis representatives, the Special Committee decided to continue the strategic review process for two weeks to evaluate further bids to be received by a July 16 deadline.

Moelis representatives reported to the Special Committee on July 12 that two bidders, Bidder A and Bidder B, remained involved in the strategic review process, as the other two remaining bidders no longer wished to explore a possible transaction with the Company. Moelis representatives also reported on current conditions in the marketplace and the Company’s financial status.

On July 15, the Special Committee, with RLF representatives present, met to discuss the fiduciary duties of the Special Committee members in considering bids received by the Company and alternatives to accepting any of the bids, including the Company’s prospects and risks to the Company’s stockholders if it did not pursue a strategic alternative and instead executed on its current business plan.

On July 16, the deadline for submitting bids, the Company Board received an update from Moelis representatives on the progress of the Company’s strategic review process. Representatives of L&W, RLF and the Company’s management were also present. Moelis representatives summarized the second round bids received from Bidder A and Bidder B. Moelis representatives reported that Bidder A had submitted a bid to acquire all outstanding shares of Company Common Stock for $15.00 per share and that Bidder B had submitted a bid to acquire all outstanding shares of Company Common Stock for $16.00 per share. The Company Board noted that the value of the bids received to date was below expectations and discussed whether to proceed with a sale of the Company or to pursue other strategic alternatives. Representatives of Moelis indicated that based on feedback from interested parties, the Company’s recent weaker than expected financial performance had resulted in bids below the ranges initially proposed in April. Ultimately, members of the Company Board agreed that Moelis representatives should negotiate with the bidders for a higher price and report back to the Special Committee the results of those negotiations. Following the meeting of the full Company Board, the Special Committee met and determined that no decision or announcement would be made with respect to the Company’s review of strategic alternatives prior to August 5, the date of the second quarter earnings release. This would provide an opportunity for bidders to present a “best and final” offer and allow the Special Committee to continue to evaluate the status of the Company’s operations with management.

On July 22, another interested party, Bidder C, sent a letter to Moelis indicating that Bidder C was considering making a bid between $17.50 and $18.50 per share, conditioned upon satisfaction of due diligence and obtaining necessary financing.

On July 26, Moelis representatives presented an update to the Company Board on the strategic review process since the last meeting of the Company Board. Representatives of L&W, RLF and the Company’s management team were also present at the meeting. Moelis representatives reported that Bidder B declined to revise its preliminary bid and that Bidder A was not prepared to put a revised bid in writing but would be in touch with Moelis within the week. Moelis representatives also reported to the Company Board on the letter submitted by Bidder C. Also at this meeting the Company’s management reviewed the Company’s recent performance and updated expectations for near-term business prospects and the Company’s outlook in the absence of a sale. Moelis representatives discussed with the Company Board the potential risks and effects of ending the sale process.

On July 29, Bidder A increased its bid to acquire all outstanding shares of Company Common Stock to $16.00 per share.

On August 2, the Company’s management presented the Company Board with a report on the Company’s operations. Representatives of Moelis, L&W and RLF were also present. Moelis representatives also updated the Company Board on the status of negotiations with the current bidders and discussed the possibility of reaching out to potential bidders who previously dropped out of the process. The Company Board sought a higher price for the Company and determined that it would not move forward with any of the bids in their present form, but that it would explore Bidder C’s indication of interest in greater depth.

In early August, a Moelis representative contacted representatives of Golden Gate Private Equity regarding Golden Gate Private Equity’s participation in the process, at which time Golden Gate Private Equity representatives orally reaffirmed Golden Gate Private Equity’s interest in pursuing a transaction with the Company. On August 10, Golden Gate Private Equity submitted a preliminary bid, subject to its completion of due diligence, to acquire all of the outstanding Company Common Stock for between $18.00 and $18.50 per share. Representatives of Golden Gate Private Equity commenced due diligence by meeting with the Company’s management team in Los Angeles, California on August 19, and were provided access to the Company’s online data room after the meeting. Golden Gate Private Equity representatives conducted due diligence on the Company and held multiple due diligence discussions with the Company’s management team over the course of the next four weeks.

On September 1, Moelis representatives circulated a final bid instruction letter to representatives of Golden Gate Private Equity requesting that Golden Gate Private Equity submit its proposal by September 22.

Moelis representatives updated the Special Committee on the status of the Company’s strategic review process on September 15. Representatives of L&W and RLF also participated in the meeting. Moelis representatives reported that they were in discussions with two prospective buyers, Bidder C and Golden Gate Private Equity, and that both potential buyers were engaging in extensive due diligence on the Company.

On the September 22 bid due date, Moelis representatives received a bid letter from Bidder C for $18.25 per share, which included a mark-up of the merger agreement previously prepared by L&W and RLF, and a revised bid letter from Golden Gate Private Equity indicating a purchase price range of $17.00 to $17.50 per share, subject to confirmatory due diligence and the negotiation of a mutually satisfactory purchase agreement.

Moelis representatives next provided an update to the Company Board on September 24 concerning the bids submitted by Bidder C and Golden Gate Private Equity. Moelis representatives reported that they had received Golden Gate Private Equity’s initial bid for between $17.00 and $17.50 per share, below the range Golden Gate Private Equity had earlier indicated, and that Golden Gate Private Equity still had to complete its due diligence. Moelis representatives reported that Bidder C’s bid was for $18.25 per share, and that Bidder C had provided a draft financing commitment letter. The Company Board directed Moelis representatives to report to Bidder C that the Company Board was not interested in pursuing a sale at that time unless the offered price was at least $20.00 per share. Subsequently, a Moelis representative indicated to Golden Gate Private Equity that Golden Gate Private Equity’s bid was inferior to another proposal made to the Company with respect to value and, at that time, Golden Gate Private Equity was not invited to conduct further due diligence.

On September 30, Moelis representatives met with the Company Board to discuss the status of the strategic review process and the bids that had been submitted by Bidder C and Golden Gate Private Equity. Moelis representatives reported that Bidder C had indicated that it was willing to raise its bid from $18.25 per share to $19.00 per share, but that Golden Gate Private Equity did not appear to be moving forward with its bid.

On October 7, Bidder C submitted a non-binding proposal to acquire all of the outstanding Company Common Stock for $19.00 per share.

The Company Board met the following day, with management and the Company’s legal and financial advisors present, to discuss the letter submitted by Bidder C. Moelis representatives reported that Bidder C had requested to meet with senior management to receive a presentation on the Company’s third quarter results and that Bidder C also wanted to conduct further confirmatory due diligence. Members of the Company Board determined not to pursue Bidder C’s revised proposal to purchase all of the outstanding Company Common Stock for $19.00 per share in order to further explore interest from other potential interested parties and seek a higher price for the Company’s stockholders.

On October 26, Moelis received a revised proposal from Bidder C consisting of a self-tender by the Company for 75% of its outstanding Company Common Stock at $20.00 per share and the issuance to Bidder C of shares of a newly created preferred stock, with Bidder C becoming the majority stockholder of the Company.

On October 28, Moelis representatives reviewed with the Company Board Bidder C’s latest proposal received on October 26. The Company Board discussed with representatives of Moelis, L&W and RLF factors to consider with respect to Bidder C’s proposal, including the valuation of the Company and the fact that such a transaction would constitute a change of control of the Company. The Company Board unanimously agreed that the value of Bidder C’s proposal was too uncertain to the Company’s stockholders in its current structure. The Company Board indicated that it would be willing to accept an appropriately conditioned and financed offer to acquire all of the outstanding shares of Company Common Stock for $20.00 per share in cash, but would not pursue Bidder C’s current proposal.

On December 8, Moelis representatives reported to the Special Committee that since the last meeting of the Company Board, Mr. Phillips and Mr. Geller had met with representatives from Bidder C in an attempt to reach an agreement on the terms of a transaction and had encouraged Bidder C to submit a proposal to purchase all of the outstanding Company Common Stock for at least $20.00 per share. Moelis representatives reported that Bidder C had returned with a proposal to acquire approximately 80% of the outstanding Company Common Stock for $20.00 per share on November 18. The Special Committee discussed the risks and benefits of the proposed transaction structure compared to a cash offer to acquire all of the outstanding shares of Company Common Stock. Moelis representatives then reported to the Special Committee that, on November 29, it had received an indication of interest from a potential strategic acquirer, Bidder D, to acquire all of the outstanding shares of Company Common Stock for between $21.00 and $23.00 per share, but that Moelis needed to confirm that Bidder D had the ability to obtain the requisite financing to purchase all of the outstanding shares of Company Common Stock. Thereafter, representatives of Moelis contacted representatives of Bidder D and offered to place Bidder D in contact with potential independent financing sources to facilitate a possible transaction. However, Bidder D did not express any interest in Moelis establishing such contact.

The next day, Moelis representatives updated the Company Board on the status of the Company’s strategic review process and reported that it was the Special Committee’s preference to pursue Bidder C’s proposal to purchase all of the outstanding Company Common Stock at $19.00 per share in cash rather than the structure most recently proposed by Bidder C, since a cash offer to acquire all outstanding shares of Company Common Stock would provide greater certainty to the Company’s stockholders. Moelis representatives also reported to the Company Board on the indication of interest received from Bidder D. The Company Board agreed that while Bidder C conducted its diligence, the Company Board should encourage Bidder D to produce the name of a financing source in connection with its proposal to obtain requisite financing to consummate a transaction. The Company’s management then updated the Company Board on the current state of the Company’s business and potential adverse changes in the business that could affect the Company Board’s evaluation of the proposals.

On December 13, the Special Committee met with representatives of Moelis and RLF to discuss the proposal received from Bidder C and Bidder C’s request for an exclusive negotiating period with the Company. The Special Committee members agreed that they supported continuing discussions with Bidder C on an exclusive basis and agreed to permit Bidder C to continue its diligence efforts necessary to pursue a transaction at $19.00 per share. The Special Committee also determined to further investigate Bidder D’s indication of interest if an agreement with Bidder C could not be reached.

In late December, Bidder C informed Mr. Phillips that it would not be able to maintain its $19.00 per share proposal and determined not to further pursue a transaction with the Company.

On January 12, 2011, Moelis representatives reported to the Company Board that Bidder D remained interested in the Company and that the Company’s management had been in contact with Bidder D to determine whether it was interested in conducting a due diligence session at the Company’s headquarters. Moelis representatives further reported that Bidder D had not yet secured financing necessary for a transaction with the Company. In addition, Moelis representatives noted that another potential interested party, Bidder E, had called Moelis representatives to indicate its interest in a transaction with the Company. The Company’s management informed the Company Board that two international franchisees of the Company had also indicated that they may be interested in pursuing a transaction with the Company. Company representatives contacted the franchisees to further explore their interest, but neither franchisee submitted any proposal for a transaction with the Company.

Despite beginning its due diligence process and reviewing materials provided in an online data room, Bidder D never submitted a proposal for a transaction with the Company.

On January 18, Moelis received a non-binding letter of interest from another potential bidder, Bidder F, to acquire all of the outstanding Company Common Stock for $19.00 per share. Subsequently, Bidder E also submitted a letter of interest to Moelis with a non-binding proposal to purchase the outstanding Company Common Stock for $19.00 per share.

The Company Board met with Moelis representatives on January 20, with representatives of management, L&W and RLF also present, to discuss the details of the letter submitted by Bidder E. Moelis representatives reported that Bidder E had received an indication from a financing source of its willingness to provide debt financing to fund a portion of the purchase price in a potential transaction. Moelis representatives also informed the Company Board that Moelis had received a letter of interest from Bidder F.

Thereafter, the Special Committee instructed Moelis to contact Bidder E and Bidder F to further explore their interest. In late January and early February, Bidder E and Bidder F conducted due diligence on the Company and met with the Company’s management.

On February 8, Moelis received a letter from Bidder E reaffirming its interest in an acquisition of the outstanding Company Common Stock for $19.00 per share, subject to further due diligence, and attaching draft financing commitment letters.

On February 11, Moelis representatives reported to the Company Board on the letter recently received from Bidder E. Moelis representatives informed the Company Board that Bidder E had requested a 45-day exclusivity period to conduct further due diligence and asked to be reimbursed for expenses incurred during the exclusivity period. Moelis representatives also reported that Bidder F had indicated that it was unlikely to be able to offer to acquire all of the outstanding Company Common Stock for $19.00 per share. After considering, among other things, the Company’s lengthy strategic review process, the lack of other current bidders for the Company, particularly in light of the Company’s public announcement that it was undertaking a strategic review process and Bidder E’s unwillingness to commit further resources to exploring a potential transaction with the Company without an exclusivity period, the Company Board unanimously agreed to offer Bidder E a 30-day exclusivity period, followed by an additional 15-day exclusivity period in the event that Bidder E reaffirmed its $19.00 per share indication of interest. The Company Board authorized an ad-hoc committee of the Company Board, consisting of Mr. Rosenfield and Mr. Geller, to approve the final terms of the exclusivity agreement.

On February 15, the Company entered into an exclusivity agreement with Bidder E which provided Bidder E with a 30-day exclusivity period. Under the terms of the exclusivity agreement, if Bidder E reaffirmed its $19.00 per share offer at the end of such 30-day period, the exclusivity period would extend for an additional 15 days and, if the Company was unwilling to pursue a transaction at $19.00 per share, Bidder E would be entitled to expense reimbursement in an amount up to $500,000.

On March 17, the Company’s exclusivity agreement with Bidder E ended without Bidder E reaffirming its preliminary proposal to acquire all of the outstanding Company Common Stock for $19.00 per share.

Following the expiration of the exclusivity period with Bidder E, on March 18, Moelis representatives reported to the Company Board that representatives of Bidder E had indicated that Bidder E remained interested in pursuing a transaction with the Company, but was still in the process of valuing the Company. Moelis representatives also discussed with the Company Board recent conversations they had had with representatives from Bidder A and Golden Gate Private Equity since the end of the exclusivity period with Bidder E. Moelis representatives informed the Company Board that Bidder A had indicated that it remained interested in pursuing a transaction to acquire the outstanding Company Common Stock for $16.00 per share and that Golden Gate Private Equity remained interested in purchasing the outstanding Company Common Stock for $17.50 per share.

On March 22, Moelis received a bid letter from Golden Gate Private Equity dated March 21 proposing to acquire all of the outstanding shares of Company Common Stock for between $17.25 and $17.50 per share, subject to confirmatory due diligence and negotiation of a mutually satisfactory definitive purchase agreement. On March 23, Moelis received a proposal from Bidder E to acquire all of the outstanding Company Common Stock for $16.50 per share.

The Special Committee met on March 23 to discuss with representatives from Moelis and RLF the proposals received from Bidder E and Golden Gate Private Equity. The Special Committee determined that it needed to formally consider management’s current business plan to determine whether continuing with the status quo was a better strategic alternative than pursuing a transaction with a potential bidder. The Special Committee then informed the Company Board of the current status of the strategic review process and requested an updated business plan from the Company’s management so that the Special Committee could evaluate all strategic alternatives available to the Company, including the option of continuing to operate the business under management’s business plan.

On March 30, the Company Board discussed, with management and the Company Board’s legal and financial advisors present, the terms of the most recent proposal received from Bidder E. The Company Board determined not to move forward with a transaction with Bidder E at $16.50 per share. The Company Board next discussed the request by Golden Gate Private Equity to conduct due diligence in connection with potentially submitting a revised proposal for a transaction with the Company. The Company Board determined that it would not formally respond to Bidder E or pursue further action with Golden Gate Private Equity until it received management’s presentation of the Company’s annual business plan.

On April 6, Moelis representatives reported to the Special Committee that a representative from Golden Gate Private Equity had indicated that Golden Gate Private Equity would be willing to submit an offer to acquire all of the outstanding Company Common Stock for $18.00 per share if Golden Gate Private Equity was given the opportunity to perform due diligence under an exclusivity agreement with the Company that provided for reimbursement of Golden Gate Private Equity’s expenses up to $500,000. After discussion, the Special Committee members directed Moelis representatives to negotiate with representatives of Golden Gate Private Equity in an effort to agree to an exclusivity agreement without expense reimbursement. The Company and Golden Gate Private Equity entered into an exclusivity agreement without an expense reimbursement provision on April 11 providing for a three-week exclusivity period. During this period, representatives of Golden Gate Private Equity participated in several meetings with the Company’s management to discuss the business and other due diligence matters.

The Company Board received a presentation of the Company’s annual business plan from the Company’s management on April 15. Throughout the day, the Company Board engaged in discussions of the Company’s prospects operating on a standalone basis, which discussions included ending the strategic review process and executing management’s business plan. Following these discussions, the Company Board, exercising its business judgment, determined that continuing to pursue a potential strategic alternative was likely to be the most effective way to maximize stockholder value.

On May 3, Golden Gate Private Equity sent the Company Board an offer letter to acquire all of the outstanding Company Common Stock for $18.00 per share. The offer letter indicated that Golden Gate Private Equity sought to obtain binding debt financing commitments to fund a portion of the purchase price and requested an additional period of exclusivity to negotiate a definitive merger agreement. Together with its offer letter, Golden Gate Private Equity delivered a summary of proposed key business terms for a definitive merger agreement which provided for typical private equity recourse provisions, including an $18,000,000 termination fee payable by the Company to Golden Gate Private Equity in various circumstances and customary expense reimbursement provisions. The merger agreement term sheet did not provide for a specific performance remedy for the Company in the event of Golden Gate Private Equity’s failure to close a transaction. Instead, the merger agreement term sheet provided for a reverse termination fee equal to 4.5% of equity value of the Company, payable in the event of Golden Gate Private Equity’s failure to close in circumstances in which Golden Gate

Private Equity was not able to obtain debt financing. In the event debt financing was available and Golden Gate Private Equity failed to close a transaction, under Golden Gate Private Equity’s proposed terms, the Company would only be entitled to such reverse termination fee plus the ability to sue for damages up to a total of 6.5% of equity value (including the reverse termination fee). The proposed merger agreement terms also indicated that Golden Gate Private Equity would seek commitments from Mr. Rosenfield and Mr. Flax to vote their shares in favor of approval of a merger transaction.

Upon receipt of Golden Gate Private Equity’s offer on May 3, the Company Board met to discuss potential responses to Golden Gate Private Equity’s offer. Members of the Company Board indicated disappointment at the $18.00 offer and the Company Board unanimously agreed to ask Golden Gate Private Equity to raise its offer price. The Company Board and its advisors also directed Mr. Rosenfield and Mr. Flax, together with other members of the Company’s senior management, not to engage in any discussions concerning post-merger employment or equity rollover arrangements with Golden Gate Private Equity until the parties came to an agreement on price and finalized the proposed transaction deal with respect to the Company’s stockholders.

On May 4, Mr. Phillips, acting at the direction of the Company Board, contacted a representative of Golden Gate Private Equity to request that Golden Gate Private Equity raise its offer price.

On May 6, a representative of Golden Gate Private Equity spoke with Mr. Phillips and agreed to raise Golden Gate Private Equity’s offer to acquire all of the outstanding shares of Company Common Stock to $18.50 per share, subject to an extension of the exclusivity period to permit the parties to negotiate definitive documentation with respect to a transaction. Golden Gate Private Equity indicated that this was its best and final offer and it would be unable to consider a transaction at a higher price. On May 7, the Company and Golden Gate Private Equity executed an agreement to extend the exclusivity period to May 30.

On May 9, Mr. Phillips reported to the Company Board that Golden Gate Private Equity had increased its offer to acquire all of the outstanding Company Common Stock to $18.50 per share. The Company Board discussed with its legal and financial advisors, who were also present at the meeting, the terms of a potential merger agreement as set forth in the term sheet previously provided by Golden Gate Private Equity, focusing on provisions affecting deal certainty and in particular Golden Gate Private Equity’s position that the Company would not be able to specifically enforce Golden Gate Private Equity’s obligation to close the merger transaction. In addition, the Company Board discussed with its legal and financial advisors the benefits of structuring the transaction as a tender offer, including the ability to consummate a tender offer transaction more quickly than a long-form one-step merger. The Company Board agreed that the offer of $18.50 formed a basis to proceed with discussions with Golden Gate Private Equity and determined that Mr. Phillips should lead the negotiations with Golden Gate Private Equity because he was a member of the Special Committee, had engaged in a prior dialogue with Golden Gate Private Equity representatives and had been successful in securing an increased offer price. In making the decision to move forward with a potential transaction with Golden Gate Private Equity at $18.50 per share, the Company Board considered the lengthy strategic review process to date and the lack of other current bidders for the Company, despite the public nature of the process.

On May 10, representatives of L&W and RLF spoke with representatives of Golden Gate Private Equity’s legal advisor, Kirkland & Ellis LLP (“K&E”), regarding Golden Gate Private Equity’s proposed merger agreement terms. L&W and RLF representatives emphasized to K&E representatives the Company’s need to maximize deal certainty and requested that the terms of the merger agreement provide for the Company’s ability to specifically enforce Golden Gate Private Equity’s obligation to close the transaction, even in the event Golden Gate Private Equity was unable to obtain debt financing. K&E representatives indicated that Golden Gate Private Equity was unable to commit to a transaction with full recourse in the event of a debt financing failure. Representatives of L&W, RLF and K&E also discussed the feasibility of structuring the proposed transaction as a tender offer.

On May 13, the Company Board and its financial and legal advisors met to discuss the status of the merger agreement discussions. Mr. Phillips and L&W and RLF representatives reported to the Company Board the principal outstanding open issues in the draft merger agreement, the Company’s preferred position with respect to such matters and the related risks. Mr. Phillips and L&W and RLF representatives indicated that the key outstanding issues at this stage appeared to be the structure of the potential transaction, the deal protection provisions and the remedies provisions. Representatives of L&W described a potential dual-track acquisition structure whereby Golden Gate Private Equity would initiate a tender offer for all of the outstanding shares of Company Common Stock while the Company would soon thereafter file a proxy statement and prepare to hold a stockholder meeting to approve the merger in the event the tender offer was unsuccessful. Representatives of L&W indicated that the dual-track acquisition structure could allow the proposed transaction to close sooner than a more typical “one-step” merger transaction, while also providing a higher degree of closing certainty than a typical “two-step” tender offer structure.

On the evening of May 13, Golden Gate Private Equity and its legal advisors distributed a draft of the merger agreement to the Company’s legal advisors. The draft merger agreement included the dual-track acquisition structure the parties had previously discussed and other deal protection and remedies provisions consistent with the proposed key terms distributed by Golden Gate Private Equity in connection with its May 3 offer letter.

Following receipt of the draft merger agreement from Golden Gate Private Equity and K&E, representatives of Moelis, L&W and RLF spoke with Mr. Phillips on May 16 to discuss the terms of the merger agreement and proposed responses. Representatives of L&W and RLF explained to Mr. Phillips that under Golden Gate Private Equity’s proposed terms, the Company was not able to specifically enforce Golden Gate Private Equity’s obligation to close the transaction and that Golden Gate Private Equity effectively had an option to walk away from the proposed transaction at any time and solely be liable for up to 6.5% of equity value through a combination of a reverse termination fee and damages payable to the Company. Representatives of L&W and RLF indicated to Mr. Phillips that these proposed terms were not reflective of the terms contained in recent public company transactions of comparable size. Following discussion with representatives of Moelis, L&W and RLF, Mr. Phillips determined that in order to maximize deal certainty for the stockholders, the terms of the merger agreement would need to provide for the Company’s ability to force Golden Gate Private Equity to close the transaction in the event all conditions to closing were satisfied and Golden Gate Private Equity had available debt financing. In addition, Mr. Phillips determined that the size of the reverse termination fee payable by Golden Gate Private Equity to the Company in certain circumstances would need to be larger than Golden Gate Private Equity’s proposed amount in order to ensure that Golden Gate Private Equity would be appropriately motivated to seek to consummate the transaction.

The following day, on May 17, the Company Board met to discuss the status of the merger agreement discussions with Golden Gate Private Equity. Representatives of Moelis, L&W and RLF were also present. Representatives of L&W and RLF explained to the Company Board the contemplated dual-track structure of the proposed transaction, whereby the Purchaser would initiate a tender offer for all of the outstanding shares of Company Common Stock while simultaneously the Company would prepare to hold a meeting of stockholders to approve the merger if the minimum condition of the tender offer was not met. Representatives of L&W and RLF explained that proceeding with such a structure would allow the merger to close more quickly in the event the tender offer did not meet the minimum tender condition. Representatives of L&W and RLF advised the Company Board that the draft merger agreement received from Golden Gate Private Equity’s counsel raised several issues, including those related to (i) the Company’s ability to force Golden Gate Private Equity to close the transaction if debt financing was available and other closing conditions were met and (ii) the size of the proposed reverse termination fee. Mr. Phillips then reported that he had communicated to representatives of Golden Gate Private Equity that the recourse provisions of the merger agreement were important to the Company and that neither the Company Board nor the Special Committee would recommend any transaction that did not include customary recourse provisions for the Company. Following discussions with the Company’s financial and legal advisors, the Company Board determined that negotiating for an increased reverse termination fee and specific performance to force a closing should be the top priority of the Company’s and the Special Committee’s legal and financial advisors. Representatives of L&W and RLF then reminded the Company Board that management of the Company was still not free to engage in discussions with Golden Gate Private Equity regarding a post-merger future with the Company until an agreement in principle was reached on all material terms of the merger agreement. Mr. Rosenfield and Mr. Flax confirmed that no such discussions with potential interested parties concerning post-merger involvement with the Company had taken place and they would wait until the terms of the merger agreement had been finalized before engaging in any such discussions, if at all.

The same day, the Special Committee met with representatives of RLF to discuss the status of negotiation of the terms of the merger agreement with Golden Gate Private Equity. RLF representatives highlighted the importance of having a representative of the Special Committee present for any discussions between senior management and representatives of Golden Gate Private Equity regarding the role of current management in a post-merger company, which would likely occur once an agreement in principle on the terms of the merger agreement had been reached.

On May 18, the Company’s legal advisor, L&W, distributed a revised draft of the merger agreement to Golden Gate Private Equity’s counsel, K&E. Also on May 18, Golden Gate Private Equity and its counsel distributed a draft of the support agreements to be entered into by members of the Company’s senior management in connection with the transactions, whereby the members would agree to tender their shares of Company Common Stock in the tender offer and vote in favor of the merger. By their terms, the support agreements terminated upon certain circumstances, including termination of the merger agreement.

The following day, on May 19, K&E representatives distributed a revised draft of the merger agreement responsive to many of the points raised in the prior L&W draft.

On May 20, the Company Board met to discuss the terms of the revised merger agreement received from Golden Gate Private Equity and its legal advisors. The Company Board noted the progress that had been made in merger agreement negotiations in recent days, including the limited specific performance remedy provided in the most recent K&E draft. However, the Company Board insisted that the Company’s legal and financial advisors continue to push for a higher reverse termination fee in order to maximize deal certainty for stockholders. Following the meeting of the Company Board, representatives of L&W and RLF conferred with Mr. Phillips to further discuss the status of the merger agreement. Following these discussions, Mr. Phillips, together with representatives of L&W, RLF, Golden Gate Private Equity and K&E, participated in a telephonic conference to discuss the significant open issues in the merger agreement. L&W and RLF representatives highlighted the need for a higher reverse termination fee and broader specific performance rights to increase the certainty of closing. The parties also discussed certain key issues related to Golden Gate Private Equity’s obligation to obtain debt financing and the restrictions on the Company’s ability to respond to competing acquisition proposals.

Later on May 20, K&E distributed a revised draft of the merger agreement with responses to the issues raised by L&W earlier in the day. In addition to other changes requested by L&W, the revised merger agreement provided for broader specific performance rights for the Company and an increased reverse termination fee. Having reached agreement on the significant outstanding issues, over the next three days Mr. Phillips and representatives of L&W, Golden Gate Private Equity and K&E worked to resolve the remaining open items in the merger agreement.

On May 22, K&E distributed drafts of a limited guarantee, equity commitment letter and debt commitment letter customary for a transaction of this type. Pursuant to the limited guarantee, Golden Gate Capital would agree to guarantee the payment of the reverse termination fee when required to be paid to the Company in accordance with the terms of the merger agreement. Representatives of L&W, RLF, K&E and Golden Gate Private Equity participated in several conferences to negotiate the terms of the limited guarantee and equity commitment letter and exchanged several drafts before finalizing the agreements.

On May 23, with the parties having reached agreement on the material terms of the merger agreement and the ancillary documents, Mr. Rosenfield and Mr. Flax were permitted to have, and did have, discussions with representatives of Golden Gate Private Equity regarding the potential post-merger role of Mr. Rosenfield and

Mr. Flax with the Company. No specific terms or commitments regarding employment or compensation were discussed or agreed to, but Messrs. Rosenfield and Flax left such discussions with the understanding that their current employment contracts with the Company would be honored and they would continue to serve the Company post-merger. Legal advisors to each of the Special Committee and Golden Gate Private Equity were also present for these discussions.

On May 24, representatives of L&W, K&E and Golden Gate Private Equity finalized the terms of the Merger Agreement, the Guarantee and the Equity Commitment Letter. Golden Gate Private Equity requested that, in addition to Mr. Rosenfield and Mr. Flax, two additional members of the Company’s senior management sign support agreements and agree to tender their shares in the Offer and vote to approve the Merger.

On the evening of May 24, the Company Board held a meeting, joined by representatives of Moelis, L&W and RLF. The meeting began with a review of the Company Board’s fiduciary duties presented by L&W and RLF. Next, L&W provided a summary of the key provisions of the Merger Agreement. Following these discussions, Mr. Rosenfield and Mr. Flax left the meeting so that the Special Committee could consider the Merger Agreement in their absence. Representatives of Moelis reviewed Moelis’ financial analyses of the proposed transaction with the Special Committee and delivered its oral opinion, which was later confirmed in writing, that, as of the date of the opinion, and based upon and subject to the various limitations, qualifications and assumptions set forth in Moelis’ written opinion, the $18.50 per share of Company Common Stock in cash to be received by the holders of shares of Company Common Stock in the Offer and the Merger was fair, from a financial point of view, to such holders, other than Messrs. Rosenfield and Flax (together with their respective affiliates, the “Excluded Holders”). The Special Committee then discussed the proposed transaction, noting the significant gains that had been negotiated in the merger agreement in recent days, particularly with respect to deal certainty, as well as the fact that the Company had been exploring strategic alternatives for more than a year in a publicly disclosed sales process, during which Moelis representatives had reached out to more than thirty potential buyers, a number of which conducted extensive due diligence on the Company. The Special Committee also considered the positive and negative factors and risks associated with the proposed transaction, as discussed in further detail in the section entitled “—Reasons for Recommendation” below.

After further deliberations, the Special Committee resolved, by unanimous vote, that the Merger Agreement, the Support Agreements and the Guarantee and the other transactions contemplated thereby were advisable and in the best interests of, and fair to, the Company and its stockholders. The Special Committee recommended that the Company Board approve the Merger Agreement, the Support Agreements and the Guarantee and submit the Merger Agreement to the Company’s stockholders for adoption if required under applicable law.

Mr. Rosenfield and Mr. Flax then rejoined the meeting and after further discussion the Company Board resolved, by unanimous vote, that the terms of the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, and the Company Board approved the Merger Agreement, the Support Agreements, the Offer and the Merger. The Company Board recommended that that the stockholders of the Company accept the Offer and tender their shares of Company Common Stock, and, if required by applicable law, adopt the Merger Agreement at a meeting of stockholders.

Immediately following the meeting of the Company Board, the parties executed the Merger Agreement and the appropriate parties executed and delivered the equity commitment letter, the debt commitment letter, the limited guarantee and the support agreements. On May 25, before the opening of trading on NASDAQ, the Company and Golden Gate Private Equity issued a joint press release announcing the execution of the merger agreement.

Reasons for Recommendation

Special Committee. In evaluating the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Special Committee consulted with the Company’s senior management, RLF, its outside legal counsel, and Moelis, its independent financial advisor. In declaring the

Merger and the other transactions contemplated thereby fair and advisable to the Company and its stockholders and recommending that the Company Board approve the Merger Agreement, the Special Committee considered a number of factors, including the following:

Financial Terms; Certainty of Value

•	Historical market prices, volatility and trading information with respect to the Company Common Stock, including that the Offer Price:

•

Represented premiums of 31.7%, 32.5% and 36.0%, respectively, based on the volume weighted average prices of the shares of Company Common Stock for the 30-, 60- and 90-calendar day periods ended on February 23, 2010.

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Represented a premium of 21.6% over the closing price of the shares of Company Common Stock on February 23, 2010, the day that Moelis met with the Company Board to discuss a potential sale process and received a mandate to proceed with such process.

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Represented premiums of 15.0%, 14.4% and 14.3%, respectively, based on the volume weighted average prices of the shares of Company Common Stock for the 30-, 60- and 90-calendar day periods ended on May 24, 2011.

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Represented a premium of 10.7% over the closing price of the shares of Company Common Stock on May 24, 2011, the last full trading day prior to the announcement of the execution of the Merger Agreement.

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The form of consideration to be paid in the transaction is cash, which provides certainty of value and immediate liquidity to the Company’s stockholders while avoiding potential long-term business risk.

Financial Condition; Prospects of the Company

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Our current and historical business, financial condition, branding, results of operations, competitive position, strategic options and prospects, as well as our financial plan and prospects if the Company were to remain an independent public company, and the potential impact of those factors on the trading price of the Company Common Stock.

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The prospective risks to the Company as a stand-alone public entity, including the risks and uncertainties with respect to (i) achieving our growth targets in light of the current and foreseeable market conditions, including the risks and uncertainties in the U.S. and global economy generally and the casual dining restaurant and frozen food industries specifically, (ii) general stock market conditions and volatility, including the performance of broad-based stock market indices and exchanges, (iii) future commodity prices, (iv) fluctuations in foreign exchange rates, (v) governmental regulations affecting the casual dining industry, including regulations of labor and employment as well as the sale of food and alcohol, and (vi) the “risk factors” set forth in our Forms 10-K and 10-K/A for the fiscal year ended January 2, 2011.

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The Special Committee’s knowledge of our recent share price performance and the belief held by the members of the Special Committee that our recent earnings multiples compared to those of certain comparable companies did not provide stockholders the full benefit of our recent operational performance.

Strategic Alternatives

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In consultation with its financial and legal advisors, the Special Committee reviewed the results of the comprehensive auction process conducted by the Company, which began on February 23, 2010, when Moelis received a mandate from the Company Board to assist the Company with evaluating and pursuing financial and strategic alternatives. By the week of March 15, 2010, the Company’s financial advisor had contacted 31 parties regarding their interest in a transaction with the Company. An article in The Wall Street Journal dated April 9, 2010 reported that the Company was seeking interested buyers, which was subsequently followed by an announcement by the Company on April 12, 2010 that it had hired Moelis to pursue strategic alternatives.

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The auction process involved discussions with numerous third parties prior to the entry into exclusive negotiations with Golden Gate Private Equity, including contacting and meeting with numerous potential bidders, none of whom had indicated they would be in a position to make a binding proposal with a higher value than the transaction with Golden Gate Private Equity.

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The Special Committee also considered the possibility of continuing as a standalone company or pursuing a leveraged stock repurchase and the perceived risks of these alternatives, the range of potential benefits to the Company’s stockholders of these alternatives and the timing and execution risk of accomplishing the goals of such alternatives, as well as the Special Committee’s assessment that no alternatives were reasonably likely to create greater value for the Company’s stockholders than the Merger, taking into account risks of execution as well as business, competitive, industry and market risk.

Fairness Opinion

•	Opinion of the Company’s financial advisor:

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Moelis presented certain financial analyses and delivered its opinion, addressed to the Special Committee, that, as of the date of its opinion and subject to the various limitations, qualifications and assumptions set forth therein, the $18.50 per share of Company Common Stock in cash to be received by the holders of shares of Company Common Stock in the Offer and the Merger was fair, from a financial point of view, to such holders, other than the Excluded Holders, as described under “—Opinion of the Company’s Financial Advisor” below.

Merger Agreement Terms (Solicitation of Alternative Proposals; Change of Recommendation)

•

The Merger Agreement has customary no solicitation and termination provisions which, in the view of the Special Committee, should not preclude third parties from making “superior proposals” or preclude the Special Committee or the Company Board from changing its recommendation in connection with “intervening events”:

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Prior to the earlier of the closing of the Offer or obtaining the approval of the Company’s stockholders of the Merger, the Company can furnish information or enter into discussions with respect to an unsolicited bona fide written takeover proposal if (i) the Company Board (or any authorized committee thereof) determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the Company Board’s fiduciary duties under applicable laws and (ii) the Company Board (or any authorized committee thereof) determines in good faith, based on information then available after consultation with its financial advisor and outside legal counsel, that such takeover proposal either constitutes or is reasonably likely to lead to a superior proposal.

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If the Company Board (or any authorized committee thereof) determines that a bona fide written acquisition proposal that has not been withdrawn constitutes a superior proposal, the Company Board (or any authorized committee thereof) may effect a change of recommendation with respect to such superior proposal or the Company may terminate the Merger Agreement to enter into an alternative acquisition agreement with respect to such superior proposal, if, (i) the Company Board (or any authorized committee thereof) determines in good faith, after consultation with its financial advisor and outside legal counsel, that failure to do so would be inconsistent with its fiduciary duties under applicable laws, (ii) the Company has complied with all of its obligations under the Merger Agreement with respect to the superior proposal, (iii) the Company has provided prior written notice to Parent at least five business days in advance, (iv) subject to certain conditions, the Company has, and caused its financial and legal advisors to, negotiate with Parent and its representatives in good faith to make such adjustments to the terms and conditions of the Merger Agreement such that the acquisition proposal would cease to constitute a superior proposal, and (v) if the Company terminates the Merger Agreement to enter into an alternative acquisition agreement with respect to a superior proposal, the Company has provided the requisite notices to Parent, terminated the Merger Agreement in accordance with its terms and has paid the termination fee as described in more detail below.

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In response to an intervening event, the Company Board may, subject to certain terms and conditions set forth in the Merger Agreement, (i) withhold, withdraw, qualify or modify its recommendation (or publicly propose or resolve to do the foregoing), (ii) fail to publicly reaffirm its recommendation after Parent so requests in writing, or (iii) fail to include its recommendation in this statement if it determines in good faith after consultation with its outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under applicable law. However, the Company must provide Parent with notice, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make adjustments to the terms and conditions of the Merger Agreement in such a manner that such intervening event no longer necessitates withdrawing or modifying the Company Board’s recommendation, and at or following the end of the five business day period following the time the Company provided written notice to Parent, the Company Board must determine in good faith, after consultation with its outside legal counsel, that such intervening event continues to necessitate withdrawing or modifying the Company Board’s recommendation.

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If the Company terminates the Merger Agreement in order to accept a superior proposal, the Company is required to pay a termination fee of $18 million, or if the Merger Agreement is terminated in certain limited circumstances after the Company Board has effected a change of recommendation in the absence of a competing acquisition proposal, the Company has agreed to pay Parent a termination fee equal to $30 million. The Special Committee believes that such termination fees should not deter any interested third party from making, or inhibit the Company Board from approving, a superior proposal if such were available or preclude the Special Committee or the Company Board from changing its recommendation in connection with “intervening events.”

•	The Merger Agreement was the product of extensive arms-length negotiations.

•	The availability of statutory appraisal rights under Delaware law in connection with the Merger.

Speed and Likelihood of Consummation

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The structure of the transaction as a two-step transaction potentially enables the stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the transaction), followed by the Merger in which stockholders that do not tender in the Offer will receive the same cash price as is paid in the Offer. In addition, the structure of the transaction permits the use of a one-step transaction, under certain circumstances, in the event the two-step transaction is unable to be effected.

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If a certain number of shares of Company Common Stock are tendered, the Purchaser will be deemed to have exercised the Top-Up to purchase up to an additional number of shares of Company Common Stock sufficient to cause the Purchaser to own 90% of the shares of Company Common Stock outstanding after the Offer, which would permit the Purchaser to close the Merger (as a short-form merger under Delaware law) more quickly than alternative structures.

•	The likelihood that the Offer and the Merger would be consummated, including:

•	The Purchaser is required, subject to certain exceptions, to extend the Offer in certain circumstances.

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The consummation of the Offer is conditioned on meeting the minimum tender condition (as described in more detail below), with a back-up one-step merger (that only requires the approval of the holders of a majority of the outstanding shares of Company Common Stock) in certain circumstances, including in the event the minimum tender condition in the offer is not satisfied.

•	The conditions to the offer are specific and limited, and are not within the control or discretion of the Purchaser, Parent or Golden Gate Private Equity.

•	The transaction is likely to be completed if a sufficient number of shares are tendered in the Offer.

•	There are no significant antitrust or other regulatory impediments.

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The Designated Stockholders entered into Support Agreements with the Company, Parent and the Purchaser as a condition to Parent’s willingness to enter into the Merger Agreement, pursuant to which such parties agreed, among other things, to vote in favor of adoption of the Merger Agreement and agreed to tender their shares in the Offer, upon the terms and subject to the conditions of such agreements. The shares subject to the Support Agreements comprise approximately 11% of the outstanding shares of Company Common Stock as of May 24, 2011 (assuming vesting and net exercise of all of the options held by the parties to such Support Agreements).

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The Support Agreements automatically terminate upon the earliest to occur of (i) a termination of the Merger Agreement for any reason (including as a result of the Company Board accepting a superior proposal), (ii) the Merger Closing and (iii) certain changes to the terms of the Offer or the Merger without the prior written consent of the stockholder parties thereto, and do not prevent the Company Board from accepting a superior proposal.

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The number of the outstanding shares of Company Common Stock that are validly tendered and not validly withdrawn, together with shares to be purchased by the Purchaser under the top-up and shares subject to the Support Agreements, must equal the minimum tender condition, which is at least 90% of (i) the outstanding shares of Company Common Stock as of the expiration of the Offer (including shares issuable to holders of Company stock options that have been exercised but not yet issued prior to the expiration of the Offer) plus (ii) the number of shares to be purchased by the Purchaser under the top-up.

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The Purchaser has obtained the debt and equity financing commitment letters to fund the transaction and the Company is entitled to cause the equity portion of the financing to be funded simultaneously with the receipt of the debt financing as described below.

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The business reputation and capabilities of Golden Gate Private Equity and its management and the substantial financial resources of Golden Gate Private Equity and, by extension, Parent and the Purchaser.

Financing-Related Terms

•	Debt/Equity Commitment Letters:

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The Purchaser received executed debt financing commitment letters from major commercial banks with significant experience in similar lending transactions and a strong reputation for honoring the terms of the commitment letters, which, in the reasonable judgment of the Special Committee, increases the likelihood of such financing being completed.

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Each of Parent and the Purchaser is required to use commercially reasonable efforts to seek to enforce its rights under the debt financing documents in the event of a material breach thereof by the financing sources thereunder.

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An affiliate of Golden Gate Capital has provided the Equity Commitment Letter to fund the equity portion of the financing (which represents approximately 46.4% of the total financing required for the transaction) and has provided assurances of the sources of its funds.

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The limited number and nature of the conditions to funding set forth in the debt and equity financing commitment letters and the expectation that such conditions will be timely met and the financing will be provided in a timely manner, and the obligation of Parent and the Purchaser to use reasonable best efforts to obtain the debt financing.

•	If Parent and the Purchaser fail to effect the closing under certain circumstances, Parent is obligated to pay the Company the Parent Termination Fee.

•	An affiliate of Golden Gate Capital has provided the Guarantee in favor of the Company that guarantees the payment of the Parent Termination Fee.

•	The level of effort the Purchaser and Parent must use under the Merger Agreement to obtain the proceeds of the financing.

•	Specific Performance:

•

The Company is entitled to cause the equity commitment to be funded simultaneously with the receipt of the debt financing if (i) all of the conditions to Parent and the Purchaser’s obligations to the Offer Closing and/or the Effective Time have been satisfied or waived (other than those conditions that by their terms are to be satisfied by actions taken at the effective time of the merger, each of which will be capable of being satisfied at the effective time of the merger), (ii) the debt financing would be funded at the Offer Closing or the Effective Time, as applicable, if the equity is funded at the Offer Closing or the Effective Time, as applicable, and (iii) the Company has irrevocably confirmed to Parent in writing that if the equity financing and debt financing were funded, it would take actions within its control to cause the closing of the merger to occur.

The Special Committee also considered a number of uncertainties, risks and potentially negative factors in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•	Our current stockholders would not have the opportunity to participate in any possible growth and profits of the Company following the completion of the transaction.

•

The costs involved in connection with entering into and completing the Merger and the time and effort of management required to complete the Merger and related disruptions to the operation of the Company’s business.

•

The risk that the minimum tender condition in the Offer may not be satisfied and that such minimum tender condition is a higher threshold than the approval percentage that would be required if the transaction was structured as a one-step merger (i.e., a majority of the outstanding shares).

•

However, this consideration was viewed in light of the provisions in the Merger Agreement that provide for the one-step merger (with a majority voting requirement) if the minimum tender condition is not satisfied.

•

The Merger Agreement contemplates the early filing of a proxy statement so that the one-step merger structure could be implemented without significant delay if the minimum tender condition is not satisfied.

•	The risk that the proposed transaction might not be completed and the effect of the resulting public announcement of termination of the Merger Agreement on:

•

The market price of the Company Common Stock, which could be affected by many factors, including (i) the reason for which the Merger Agreement was terminated and whether such termination results from factors adversely affecting the Company, (ii) the possibility that the marketplace would consider the Company to be an unattractive acquisition candidate and (iii) the possible sale of shares of Company Common Stock by short-term investors following the announcement of termination of the Merger Agreement.

•	Our operating results, particularly in light of the costs incurred in connection with the transaction, including the potential requirement to make a termination payment.

•	The ability to attract and retain key personnel.

•	Relationships with the Company’s employees, vendors, customers, partners and franchisees and others that do business with us.

•	There can be no assurance that all conditions to the parties’ obligations, including with respect to required antitrust approvals, to complete the Offer or the Merger will be satisfied.

•

The terms of the Merger Agreement, including (i) the operational restrictions imposed on the Company between signing and closing (which may delay or prevent the Company from undertaking business opportunities that may arise pending the completion of the transaction or any other action the Company would otherwise take with respect to the operations of the Company absent the pending completion of the Merger), and (ii) the termination fee and the expense reimbursement that could become payable by the Company under certain circumstances, including:

•	if the Company terminates the Merger Agreement to accept a superior proposal, a termination fee equal to $18 million (or approximately 3.8% of the equity value of the transaction), or

•

if the Company Board has effected a change of recommendation in the absence of a competing acquisition proposal due to an “intervening event,” a termination fee equal to $30 million (or approximately 6.4% of the equity value of the transaction).

•	The restriction on soliciting competing proposals.

•	The possibility that the Purchaser will be unable to obtain the debt financing from the lenders under the commitment letters, including as a result of the conditions in the debt commitment letter.

•

The fact that the Company is entering into a merger agreement with a newly formed entity and, accordingly, that the Company’s monetary remedy in connection with a breach of the Merger Agreement by the Purchaser, even a breach that is deliberate or willful, is limited to $30 million and may not be sufficient to compensate the Company for losses suffered as a result of a breach of the Merger Agreement by Parent or the Purchaser.

•

The interests of Messrs. Rosenfield and Flax and certain other members of senior management in the Offer and the Merger, including certain severance and retention arrangements as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Agreements with Current Executive Officers and Directors of the Company” above.

•	The fact that the cash consideration paid in the transaction would be taxable to the Company’s stockholders that are U.S. holders for U.S. federal income tax purposes.

The Special Committee believed that, overall, the potential benefits of the Offer and the Merger to the Company’s stockholders outweighed the risks and uncertainties of the Offer and the Merger.

Board of Directors. In the course of reaching its determination and recommendation, the Company Board considered, among other things, the same factors considered by the Special Committee in its deliberations, as described above.

After consideration, on May 24, 2011, based on the recommendation of the Special Committee and the conduct of its own independent review and other relevant factors, the Company Board unanimously (i) determined that the terms of the Merger Agreement, including the Offer, the Merger and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth in the Merger Agreement, are fair to and in the best interests of the Company and its stockholders, (ii) approved the Merger Agreement, the Support Agreements, the Offer, the Merger, the Top-Up and the other transactions contemplated by the Merger Agreement, (iii) declared the Merger Agreement, the Support Agreements and the transactions contemplated thereby, including the Offer and the Merger, advisable, fair to and in the best interests of the holders of Company Common Stock, (iv) approved the form, terms and conditions of the Merger Agreement and the Support Agreements, (v) approved the Offer, the Merger, the Top-Up, the other transactions contemplated by the Merger Agreement and all other actions or matters necessary or appropriate to give effect to the foregoing,

(vi) authorized, approved and directed the co-Chief Executive Officers of the Company and/or any of their designees with full power to act without the others to execute and deliver, in the name and on behalf of the Company, the Merger Agreement and the Support Agreements, (vii) approved and authorized the performance by the Company of its obligations under the Merger Agreement, the Support Agreements and the transactions contemplated thereby and the preparation, execution, delivery, filing and recordation of such other agreements, certificates, instruments and documents and the taking of any and all such other action as either of the co-Chief Executive Officers and/or any of their designees deem necessary, appropriate or advisable in connection therewith, (viii) subject to the terms and conditions of the Merger Agreement, recommended to the stockholders of the Company that they accept the Offer and tender their shares of Company Common Stock pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement, (ix) irrevocably approved for all purposes, to the extent required under applicable law, the Purchaser, Parent and their affiliates, the Merger Agreement, the Support Agreements and the transactions contemplated by the Merger Agreement (including the Offer, the Top-Up and the Merger) to exempt such persons, agreements and transactions from any anti-takeover laws, and (x) authorized and directed the co-Chief Executive Officers of the Company and/or any of their designees to issue the Top-Up Shares to the Purchaser upon the automatic exercise of the Top-Up and payment for the Top-Up Shares by the Purchaser, in each case, on the terms and subject to the conditions set forth in the Merger Agreement.

In considering the Merger with Parent, the Company Board reviewed and considered the fairness opinion sought and received from Moelis by the Special Committee as to the fairness as of the date of such opinion, from a financial point of view, of the merger consideration to be received by holders of outstanding shares of Company Common Stock (other than Messrs. Flax and Rosenfield and their respective affiliates), which opinion is described under “—Opinion of the Company’s Financial Advisor” below. The Company Board also consulted with representatives of L&W, regarding the fiduciary duties of the members of the Company Board and the terms of the Merger Agreement.

The foregoing discussion of information and factors considered by the Special Committee and the Company Board is not intended to be exhaustive. In light of the variety of factors considered in connection with their evaluation of the Offer and the Merger, the Special Committee and the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching their determinations and recommendations. Moreover, each member of the Special Committee and the Company Board applied his own personal business judgment to the process and may have given different weight to different factors. In arriving at their recommendation, the members of the Special Committee and the Company Board were aware of the interests of our executive officers, directors and affiliates as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Agreements with Current Executive Officers and Directors of the Company” above.

Intent to Tender.

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers, directors and affiliates currently intend to tender or cause to be tendered all shares of Company Common Stock held of record or beneficially by them pursuant to the Offer (other than shares of Company Common Stock as to which such holder does not have discretionary authority, shares of Company Common Stock which may be retained in order to facilitate estate and tax planning dispositions and shares underlying outstanding options) and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement. Pursuant to the Support Agreements, the Designated Stockholders beneficially owning, as of June 6, 2011, approximately 11% of the issued and outstanding shares of Company Common Stock (assuming vesting and net exercise of all of the options held by the Designated Stockholders) have agreed to tender their shares in the Offer and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Affiliates—Stockholder Tender and Support Agreements” above.

Opinion of the Company’s Financial Advisor.

Opinion

At the meeting of the Special Committee on May 24, 2011, Moelis delivered its oral opinion, which was later confirmed in writing, that, based upon and subject to the conditions and limitations set forth in its written opinion, as of May 24, 2011, the $18.50 per share of Company Common Stock in cash (the “Consideration”) to be received by the holders of shares of Company Common Stock in the Offer and the Merger is fair, from a financial point of view, to such holders, other than the Excluded Holders.

The full text of Moelis’ written opinion dated May 24, 2011, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex I to this Statement and is incorporated herein by reference. The Company’s stockholders are urged to read Moelis’ written opinion carefully and in its entirety. The following summary describes the material analyses underlying Moelis’ opinion, but does not purport to be a complete description of the analyses performed by Moelis in connection with its opinion. Moelis’ opinion is limited solely to the fairness of the Consideration from a financial point of view as of the date of the opinion and does not address the Company’s underlying business decision to effect the Offer or the Merger or the relative merits of the Offer and the Merger as compared to any alternative business strategies or transactions that might be available to the Company, nor does it address any legal, regulatory, tax or accounting matters. Moelis’ opinion does not constitute a recommendation as to whether or not any holder of shares of Company Common Stock should tender shares in connection with the Offer or as to how any holder of shares of Company Common Stock should vote with respect to the Merger or any other matter. Moelis’ opinion was approved by a Moelis fairness opinion committee.

In arriving at its opinion, Moelis, among other things:

•	reviewed certain publicly available business and financial information relating to the Company that Moelis deemed relevant;

•

reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company that were furnished to Moelis by the Company and were not publicly available, including the Projections (as defined below) and financial estimates prepared by the management of the Company that the Special Committee directed Moelis to utilize for purposes of its analysis;

•

conducted discussions with members of senior management and representatives of the Company concerning the matters described in the preceding two bullet points, as well as the business and prospects of the Company generally;

•

reviewed publicly available financial and stock market data for the Company, including valuation multiples, and compared them with those of certain other companies in lines of business that Moelis deemed relevant;

•	compared the proposed financial terms of the Offer and the Merger with the financial terms of certain other transactions that Moelis deemed relevant;

•	reviewed a draft of the Merger Agreement, dated May 24, 2011;

•	participated in certain discussions and negotiations among representatives of the Company and Parent and their financial and legal advisors; and

•	conducted such other financial studies and analyses, and took into account such other information, as Moelis deemed appropriate.

In connection with its review, Moelis did not assume any responsibility for independent verification of any of the information supplied to, discussed with, or reviewed by Moelis for the purpose of its opinion and has, with the consent of the Special Committee, relied on such information being complete and accurate in all material respects. In addition, at the direction of the Special Committee, Moelis did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company, nor was Moelis furnished with any such evaluation or appraisal. With respect to the Projections and financial estimates referred to above, Moelis assumed, at the direction of the Special Committee, that such financial information was reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company. Moelis assumes no responsibility for and expresses no view as to such financial information or the assumptions on which they are based, and Moelis has relied upon the assurances of Company management that they are unaware of any facts that would make the information provided to or reviewed by Moelis incomplete or misleading.

Moelis’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Moelis as of, the date of the opinion, and Moelis assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of the opinion.

Financial Analyses

The following is a summary of the material financial analyses presented by Moelis to the Special Committee at its meeting held on May 24, 2011, in connection with the delivery of its oral opinion at that meeting and its subsequent written opinion.

Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand Moelis’ analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Moelis’ analyses.

Selected Publicly Traded Companies Analysis

Moelis compared selected financial metrics of the Company with similar data for eleven publicly traded companies listed below. Moelis selected companies in the restaurant industry with operations that for purposes of analysis are comparable in certain respects to the operations of the Company. The companies with operations that are most comparable to the operations of the Company were considered “Core Selected Companies,” and the companies with operations that are less comparable to the operations of the Company based on selected comparable operating metrics, such as comparable store sales for the latest fiscal year and earnings before interest, taxes, depreciation, and amortization (“EBITDA”) margins for the last twelve months (“LTM”) were considered “Other Selected Companies.” For each of the selected companies and the Company, Moelis calculated various multiples, including:

•

the ratio of enterprise value, which is the market value of common equity plus the book value of debt and minority interest less cash and the value of unconsolidated assets, to LTM EBITDA as of the last available financial filings (or other date if disclosed); and

•	the ratio of share price to estimated earnings per share for calendar year 2011.

Moelis also calculated for each of the selected companies and the Company the LTM EBITDA margins, which is the last twelve months EBITDA as a percentage of the last twelve months revenue.

The two calculations for the Company below were based on the following: (1) closing trading prices on May 24, 2011 and the Projections provided by the Company’s management and (2) the $18.50 transaction price and the Projections provided by the Company’s management. The calculations for the selected public companies identified below were based on closing trading prices on May 24, 2011, publicly available information and consensus estimates for 2011 from Capital IQ.

The following table summarizes the above multiples and margins for the selected companies and the Company:

	EV / EBITDA LTM(1)	Price / EPS 2011E	EBITDA Margin LTM(1)
Core Selected Companies
P.F. Chang’s China Bistro, Inc.	6.4x	18.4x	11.8%
Ruby Tuesday, Inc.	7.4x	12.4x	11.6%
Ruth’s Hospitality Group Inc.	6.4x	14.0x	11.4%
O’Charley’s Inc.	5.1x	NM	5.7%
McCormick & Schmick’s Seafood Restaurants, Inc.	4.7x	23.0x	6.5%
Median	6.4x	16.2x	11.4%
Mean	6.0x	16.9x	9.4%

Other Selected Companies
Darden Restaurants, Inc.	8.5x	14.3x	14.0%
Brinker International Inc.	7.6x	15.3x	12.5%
The Cheesecake Factory Incorporated	8.6x	18.4x	12.3%
BJ’s Restaurants, Inc.	19.4x	45.8x	13.2%
Texas Roadhouse Inc.	8.2x	18.7x	13.8%
Morton’s Restaurant Group, Inc.	8.1x	13.6x	7.6%
Median	8.4x	16.9x	12.9%
Mean	10.1x	21.0x	12.3%

Median—All Selected Companies	7.6x	16.8x	11.8%
Mean—All Selected Companies	8.2x	19.4x	11.0%

California Pizza Kitchen (as of 5/24/2011—$16.71)(2)	5.7x	24.2x	10.2%
California Pizza Kitchen (Offer Price—$18.50)(2)	6.6x	26.8x	10.2%

(1)	EBITDA excludes stock-based compensation expense and pre-opening costs.
(2)	LTM EBITDA for California Pizza Kitchen based on the last twelve months ended April 3, 2011. Debt and cash balances estimated as of 6/30/2011.

Based on the foregoing, Moelis applied multiple ranges of 5.0x to 6.5x to the Company’s EBITDA, adjusted to exclude stock-based compensation expense and restaurant pre-opening costs, or adjusted EBITDA, for the LTM ended April 3, 2011.

Based on the foregoing, Moelis calculated a reference range of equity value per share for the Company Common Stock of $14.64 to $18.18.

Selected Transactions Analysis

Moelis compared selected transaction metrics of the Offer and the Merger with similar data for twelve transactions listed below. Moelis selected the transactions based on targets that are (i) companies operating casual dining, upscale casual dining and fine dining restaurants, which are considered “Primary Selected Transactions,” and (ii) companies operating quick service restaurants, which are considered “Secondary Selected Transactions.” For each of the selected transactions, Moelis calculated the ratio of enterprise value to LTM EBITDA, and then calculated the median and mean of these ratios for all primary selected transactions and all secondary selected transactions, respectively.

The calculations for the Company below were based on the transaction price and the Projections provided by the Company’s management and consensus estimates from Capital IQ. The calculations for the transactions identified below were based on publicly available information.

The following table summarizes the above multiple for the selected transactions:

Date Announced	Target	Acquiror	EV / EBITDA LTM
Primary Selected Transactions
01/24/11	Hooters	Chanticleer	NA
11/16/10	Rock Bottom / Gordon Biersch	Centerbridge	NA
08/30/10	Logan’s Roadhouse	Kelso & Company	NA
08/25/10	Max & Erma’s Restaurants	American Blue Ribbon Holdings	NA
06/02/10	Fudruckers	Lubys	NA
05/03/10	Dave & Buster’s	Oak Hill Capital Partners	6.9x
03/25/10	On the Border	Golden Gate Capital	NA
11/03/09	Landry’s Restaurants, Inc.	Fertitta Group	7.7x
08/18/08	Macaroni Grill	Golden Gate Capital	NA
Median			7.3x
Mean			7.3x

Secondary Selected Transactions
09/02/10	Burger King Holdings	3G Capital	8.6x
05/09/10	Rubio’s Restaurant	Mill Road Capital	6.0x
04/18/10	CKE Restaurants	Apollo Management	6.7x
Median			7.1x
Mean			6.7x

California Pizza Kitchen (Offer Price—$18.50)			6.6x

Based on the foregoing, Moelis applied multiple ranges of 5.0x to 7.0x to the Company’s adjusted EBITDA for the LTM ended April 3, 2011.

Based on the foregoing, Moelis calculated a reference range of equity value per share for the Company Common Stock of $14.64 to $19.31.

Discounted Cash Flow Analysis

Moelis performed a discounted cash flow analysis of the Company using the Projections and financial estimates prepared by the Company’s management. Moelis calculated a range of implied present values by taking the sum of (1) the forecasted standalone, unlevered, after-tax free cash flows from July 1, 2011 through the fiscal year ending December 31, 2015, discounted to June 30, 2011 using discount rates (based on the estimated weighted average cost of capital of the Company) ranging from 14.5% to 15.5% and (2) the terminal value of the Company, based on a terminal EBITDA multiple range from 4.75x to 5.25x, discounted to June 30, 2011 using discount rates (based on the estimated weighted average cost of capital of the Company) ranging from 14.5% to 15.5%. The discounted cash flow analysis resulted in a range of implied present values of approximately $17.61 to $19.24 per share of Company Common Stock.

Based on the foregoing, Moelis calculated a reference range of equity values per share for the Company Common Stock of $17.61 to $19.24.

Other Considerations

Moelis reviewed the historical trading prices for the shares of Company Common Stock and analyzed the Consideration to be received by the holders of such shares pursuant to the Merger Agreement in relation to:

•

the closing prices of the shares of Company Common Stock on May 24, 2011 (i.e., the day of the execution of the Merger Agreement), April 8, 2010 (i.e., the last full trading day prior to the April 9, 2010 article in The Wall Street Journal reporting that the Company was seeking interested buyers, subsequently followed by an announcement by the Company on April 12, 2010 that it had hired Moelis to pursue strategic alternatives), and February 23, 2010 (i.e., the day that Moelis met with the Company Board to discuss a potential sale process and received a mandate to proceed with such process); and

•	the volume weighted average prices of the shares of Company Common Stock for the 30-calendar day, 60-calendar day and 90-calendar day periods ended May 24, 2011, April 8, 2010 and February 23, 2010.

This analysis indicated that the Consideration to be paid to the holders of Company Common Stock in connection with the Offer and the Merger represented:

•

premiums of 14.3%, 20.4% and 36.0%, respectively based on the volume weighted average prices of the shares of Company Common Stock for the 90-calendar day periods ended on May 24, 2011, April 8, 2010 and February 23, 2010;

•

premiums of 14.4%, 15.3% and 32.5%, respectively based on the volume weighted average prices of the shares of Company Common Stock for the 60-calendar day periods ended on May 24, 2011, April 8, 2010 and February 23, 2010;

•

premiums of 15.0%, 8.0% and 31.7%, respectively, based on the volume weighted average prices of the shares of Company Common Stock for the 30-calendar day periods ended on May 24, 2011, April 8, 2010 and February 23, 2010; and

•	premiums of 10.7%, 1.8% and 21.6%, respectively, based on the closing prices of the shares of Company Common Stock on May 24, 2011, April 8, 2010 and February 23, 2010.

General

The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Moelis’ opinion. In arriving at its fairness determination, Moelis considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Moelis made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses.

No company or transaction used in the analyses described above for purposes of comparison is directly comparable to the Company or the Offer or the Merger. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither the Company, nor Moelis or any other person assumes responsibility if future results are materially different from those forecast.

The Consideration was determined through arm’s length negotiations between the Company and Parent and was approved by the Special Committee. Moelis provided advice to the Company during these negotiations. Moelis did not, however, recommend any specific amount of consideration to the Company or the Special Committee, or that any specific amount or type of consideration constituted the only appropriate consideration for the Offer and the Merger.

Moelis’ opinion was prepared for the use and benefit of the Special Committee in connection with its evaluation of the Offer and the Merger. Moelis was not asked to address, and its opinion does not address, the fairness of the Consideration to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of shares of Company Common Stock (other than the Excluded Holders). In addition, Moelis’ opinion does not express any opinion as to the fairness of the amount or nature of any compensation to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Offer or the Merger, whether relative to the Consideration to be received by the holders of shares of Company Common Stock pursuant to the Merger Agreement or otherwise. At the direction of the Special Committee, Moelis was not asked to, nor did it, offer any opinion as to the material terms of the Merger Agreement or the form of the Offer and the Merger. In rendering its opinion, Moelis assumed, with the consent of the Special Committee, that the final executed form of the Merger Agreement would not differ in any material respect from the draft that Moelis examined, and that Parent, the Purchaser and the Company would comply with all the material terms of the Merger Agreement. Moelis also assumed, with the consent of the Special Committee, that Parent would obtain the necessary financing to effect the Offer and the Merger in accordance with the terms of financing commitments in the forms provided by Parent.

Moelis acted as the exclusive financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the Offer and the Merger. Moelis will receive a fee of approximately $4,700,000 for its services in connection with the Offer and the Merger, of which approximately $3,525,000 is contingent upon the consummation of the Offer or the Merger. Moelis will also receive a fee in the amount of $1,175,000 in connection with the delivery of its opinion. In addition, the Company has agreed to indemnify Moelis for certain liabilities arising out of its engagement. In the past two years, Moelis provided investment banking and other services, including as co-manager in capital markets transactions and as financial advisor, to Golden Gate Capital and certain of its majority-owned portfolio companies, and in each case received compensation for the rendering of such services. The aggregate fees Moelis received in connection with the rendering of such services were approximately twice the fees Moelis would earn in connection with the Offer and the Merger. Moelis may be currently providing or seeking to provide, and may in the future provide, investment banking and other services to Golden Gate Capital and its affiliates and may receive compensation for the rendering of such services. For further information see “Item 5. Persons/Assets Retained, Employed Compensated or Used” below.

The Company Board selected Moelis as the Company’s financial advisor in connection with the Offer and the Merger because Moelis has substantial experience in similar transactions. Moelis is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

The Company has retained Moelis as its financial advisor in connection with the Offer and the Merger and, in connection with such engagement, Moelis provided the fairness opinion described in “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor” above, which is filed as Annex I hereto and is incorporated herein by reference. The Company Board selected Moelis as the Company’s financial advisor because Moelis has substantial experience in similar transactions. Moelis is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes, which the Company Board believed would assist it in successfully evaluating and negotiating the transactions contemplated by the Merger Agreement.

Pursuant to the engagement letter between Moelis and the Company, dated as of March 11, 2010 and as supplemented on May 19, 2011 (the “Engagement Letter”), the Company has agreed to pay to Moelis (i) a transaction fee of 1.0% of the Transaction Value (as defined in the Engagement Letter) if the transaction is consummated (the “Transaction Fee”); (ii) an opinion fee, to be credited against the Transaction Fee, equal to 25% of the Transaction Fee, subject to a minimum fee of $1.0 million payable upon the later of the delivery by Moelis of its opinion or upon receipt by the Company of the opinion in written form; and (iii) if the transaction is not consummated, but the Company receives compensation (including reimbursement of expenses) pursuant to the termination provisions of the Merger Agreement, a termination fee equal to 25% of the total of such fees (the “Termination Fee”), provided that in no event will the Termination Fee exceed the Transaction Fee that would have been payable to Moelis had the transaction been consummated. Assuming the transaction is consummated, the Company will pay approximately $4.7 million in the aggregate to Moelis.

The Company has also agreed in the Engagement Letter to reimburse Moelis for all documented, reasonable expenses, including the reasonable costs of its legal counsel, provided that the cost of its legal counsel does not exceed $50,000, and to indemnify Moelis and certain related persons from and against any liabilities, expenses and actions arising out of or in connection with its engagement.

Additionally, the Company has retained ICR Inc. (“ICR”) as its investor relations and communications advisor in connection with the Offer and the Merger. The Company has agreed to pay customary compensation to ICR for such services. In addition, the Company has agreed to reimburse ICR for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities arising out of the engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Securities Transactions.

No transactions with respect to the shares have been effected during the past 60 days by California Pizza Kitchen or, to its knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations.

Except as otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, shares of Company Common Stock by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described above or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION.

Golden Parachute Compensation.

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for Larry S. Flax, Richard L. Rosenfield, Susan M. Collyns, Thomas P. Beck, Sarah A. Goldsmith-Grover and Peter C. Gillette (the “named executive officers”) that is based on or otherwise relates to the Offer and the Merger, assuming the following:

•	the Merger closed on June 6, 2011, the last practicable date prior to the filing of this Schedule 14D-9; and

•

the named executive officers were terminated without cause or for good reason immediately following a change in control on June 6, 2011, which is the last practicable date prior to the filing of this Schedule 14D-9.

Fiscal 2011 Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)(3)	Tax Reimbursements ($)	Other ($)	Total ($)
Larry S. Flax	2,447,795	986,679	N/A	23,169	N/A	N/A	3,457,643
Richard L. Rosenfield	2,447,795	986,679	N/A	23,169	N/A	N/A	3,457,643
Susan M. Collyns	1,467,750	783,200	N/A	28,196	N/A	N/A	2,279,146
Thomas P. Beck	248,204	70,706	N/A	2,295	N/A	N/A	321,205
Sarah A. Goldsmith-Grover	241,638	54,694	N/A	8,211	N/A	N/A	304,543
Peter C. Gillette	236,385	70,692	N/A	8,211	N/A	N/A	315,288

(1)	Cash severance is payable in a lump sum upon a termination without cause or for good reason within twelve months or, with respect to Messrs. Flax and Rosenfield and Ms. Collyns, two years, following a change in control. Pursuant to the co-CEO Employment Agreements, Messrs. Flax and Rosenfield would be entitled to receive cash severance equal to the greater of (x) two times the sum of the executive’s base salary and target annual bonus or (y) 1.75 times the executive’s base salary for the remainder of the applicable employment period (as determined without regard to the termination of employment). Pursuant to the Collyns Employment Agreement, Ms. Collyns would be entitled to receive cash severance equal to two times the sum of her base salary and target annual bonus. Each of Messrs. Beck and Gillette and Ms. Goldsmith-Grover participate in the Severance Plan, pursuant to which the executive would be entitled to receive twelve months’ base salary. See “Item 3. Arrangements between the Company and its Executive Officers, Directors and Affiliates” for additional information relating to terms and conditions of such amounts. The following table quantifies each separate form of compensation included in the aggregate total reported in the column.

Name	Base Salary ($)	Annual Target Bonus ($)
Larry S. Flax	$699,370	$524,527
Richard L. Rosenfield	$699,370	$524,527
Susan M. Collyns	$489,250	$244,625
Thomas P. Beck	$248,204	N/A
Sarah A. Goldsmith-Grover	$241,638	N/A
Peter C. Gillette	$236,385	N/A

(2)

Amounts represent the cash payments in exchange for the cancellation of unvested and unexercised in-the-money stock options and unvested Company Restricted Stock at the Acceleration Time, which will occur automatically and without regard to whether or not the executive officer’s employment is terminated.

Pursuant to the co-CEO Employment Agreements and Collyns Employment Agreement, Messrs. Flax and Rosenfield and Ms. Collyns, respectively, are entitled to accelerated vesting and exercisability of all unvested stock options and restricted stock in the event of a termination of employment under certain circumstances following a change in control. Pursuant to the award agreements covering the stock options held by Messrs. Beck and Gillette and Ms. Goldsmith-Grover, the shares underlying these stock options will vest in the event of a termination of employment under certain circumstances within twelve months following a change in control. See “Item 3. Arrangements between the Company and its Executive Officers, Directors and Affiliates” for additional information relating to terms and conditions of such amounts. The following table quantifies each separate form of compensation included in the aggregate total reported in the column.

Name	Value of Unvested Options ($)	Value of Unvested Restricted Shares ($)
Larry S. Flax	$0	$986,679
Richard L. Rosenfield	$0	$986,679
Susan M. Collyns	$43,200	$740,000
Thomas P. Beck	$70,706	$0
Sarah A. Goldsmith-Grover	$54,694	$0
Peter C. Gillette	$70,692	$0

(3)	Amounts represent the aggregate full premium payment that would be required to be paid to or on behalf of the executive officer to provide continued health insurance coverage under COBRA for the relevant period of time. Pursuant to the co-CEO Employment Agreement, Messrs. Flax and Rosenfield would be entitled to receive twenty-four months’ continued health insurance coverage. Pursuant to the Collyns Employment Agreement, Ms. Collyns would be entitled to receive twenty-four months’ continued health insurance coverage. Messrs. Beck and Gillette and Ms. Goldsmith-Grover would be entitled, pursuant to the Severance Plan, to receive six months’ continued health insurance coverage. See “Item 3. Arrangements between the Company and its Executive Officers, Directors and Affiliates” for additional information relating to the terms and conditions of such amounts.

Narrative to Fiscal 2011 Golden Parachute Compensation Table

The Company has entered into employment agreements with each of Messrs. Flax and Rosenfield and Ms. Collyns which provide for severance and other benefits if they are terminated without cause or for good reason within two years following a change in control (which, for purposes of the employment agreements, includes consummation of the Offer). Each of Messrs. Beck and Gillette and Ms. Goldsmith-Grover participate in the Company’s Severance Plan, which provides for severance and other benefits if a participant is terminated without cause or for good reason within twelve months following a corporate transaction (which, for purposes of the severance plan, includes consummation of the Offer). For more information relating to these arrangements, see “Item 3. Arrangements between the Company and its Executive Officers, Directors and Affiliates.”

Regulatory Approvals.

Golden Gate Capital and the Company each filed Premerger Notification and Report Forms with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) relating to the proposed acquisition of the Company on June 1, 2011.

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to the Offer, the acquisition of shares of Company Common Stock pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Parent of its Premerger

Notification and Report Form with respect to the Offer, unless Parent receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted.

On June 7, 2011, the FTC notified Parent that early termination of the waiting period applicable to the purchase of shares of Company Common Stock under the HSR Act has been granted.

At any time before or after Parent’s acquisition of shares of Company Common Stock pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares of Company Common Stock pursuant to the Offer, or seeking the divestiture of shares of Company Common Stock acquired by Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who have not properly tendered in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their shares in accordance with Section 262 of the DGCL. Any such judicial determination of the fair value of such shares could be based upon considerations other than or in addition to the Offer Price and the market value of the shares. The value so determined could be higher or lower than, or the same as, the Offer Price or the consideration paid in the Merger. Moreover, Parent could argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such shares is less than the Offer Price. When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the certificates representing their shares. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merger corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

In the event that any holder of shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the shares of such stockholder will be converted into the right to receive the Offer Price. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. Any stockholder contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights, and consult with their legal and financial advisors.

The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company’s stockholders is held to approve the Merger, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the meeting to approve the Merger that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within 10 days after the Effective Time, the Surviving Corporation will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of the Merger. Alternatively, if the Merger is consummated through a short-form procedure, the Surviving Corporation will be required to send a notice within 10 days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO TENDER THEIR SHARES IN TO THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Anti-Takeover Statute.

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Company Board has taken all appropriate action to cause the restrictions contained in Section 203 of the DGCL and any other applicable anti-takeover laws not to be applicable to the Company, Parent, the Purchaser, and their respective affiliates, the Support Agreements, the Merger Agreement and the transactions contemplated thereby (including the Offer, the Top-Up and the Merger). As such, the restrictions contained in Section 203 of the DGCL will not apply to the Company, Parent, the Purchaser or their respective affiliates in connection with the Offer, the Merger, the Support Agreements, the Merger Agreement or the other transactions contemplated thereby.

Vote Required to Approve the Merger.

The Company Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Company Common Stock, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If the Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Company Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock at a meeting of stockholders or by written consent will be required under the DGCL to effect the Merger. If, after the purchase of the shares of Company Common Stock by the Purchaser pursuant to the Offer, the Purchaser will own a majority of the outstanding shares of Company Common Stock, the Purchaser will have the requisite voting power to approve the Merger without the affirmative vote of any other stockholder of the Company.

Top-Up Option.

Pursuant to the terms of the Merger Agreement, the Company has granted to the Purchaser an irrevocable right (the “Top-Up”) to purchase from the Company at a price per share equal to the Offer Price up to a number of newly issued, fully paid and nonassessable shares of Company Common Stock (the “Top-Up Shares”) that, when added to the number of shares of Company Common Stock already owned, directly or indirectly, by Parent and the Purchaser following consummation of the Offer, constitutes one share of Company Common Stock more than 91% (determined on a fully diluted basis) of the shares of Company Common Stock outstanding immediately after the issuance of the Top-Up Shares. The Top-Up is exercisable only once and only on the terms and conditions set forth in the Merger Agreement. The Purchaser will be deemed to have exercised the Top-Up if the number of shares tendered and not withdrawn in the Offer, which when added to the number of shares owned by Parent and its affiliates and the shares immediately available to be acquired by the Purchaser pursuant to the Support Agreements, represents less than 90% of the outstanding shares at the Offer Closing.

The number of Top-Up Shares that may be issued pursuant to the Top-Up is limited to the number of shares of Company Common Stock that the Company is authorized to issue under its certificate of incorporation, but that are not issued and outstanding (and are not otherwise reserved or committed for issuance) at the time of exercise of the Top-Up. For purposes of calculating the number of Top-Up Shares that may be issued pursuant to the Top-Up, shares of Company Common Stock owned by the Company as treasury stock will be treated as unissued.

The aggregate purchase price for the Top-Up Shares may be paid by the Purchaser, at its election, either entirely in cash or by paying in cash an amount equal to at least the aggregate par value of the Top-Up Shares and executing and delivering to the Company a promissory note having a principal amount equal to the balance of the aggregate purchase price to be paid for the Top-Up Shares. Any promissory note delivered to the Company for the Top-Up Shares will be due on the first anniversary of the closing of the purchase of the Top-Up Shares, will bear simple interest of 5% per annum, will be full recourse to Parent and the Purchaser, may be prepaid, in whole or in part, at any time without premium or penalty, and will have no other material terms.

The Top-Up is intended to expedite the timing of the completion of the Merger by permitting Parent and the Purchaser to effect a “short-form” merger pursuant to Section 253 of the DGCL at a time when the approval of the Merger at a meeting of the stockholders of the Company would otherwise be assured because of the Purchaser’s ownership of a majority of the shares of Company Common Stock following completion of the Offer.

The parties have agreed that any dilutive impact on the value of the shares of Company Common Stock as a result of the issuance of the Top-Up Shares will not be taken into account in any determination of fair value of any shares of Company Common Stock in an appraisal proceeding under Section 262 of the DGCL and that none of the parties will take any position to the contrary in any such proceeding.

This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Section 14(f) Information Statement.

The Merger Agreement provides that, following the initial acceptance for payment by the Purchaser of any shares of Company Common Stock pursuant to the Offer, Parent will be entitled to designate that number of directors of the Company’s Board as will give Parent, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, pro rata representation on the Company Board (based on the ratio of (i) the number of shares of Company Common Stock that are owned by Parent and its subsidiaries (including shares accepted for payment pursuant to the Offer) to (ii) the total number of shares of Company Common Stock then outstanding). The Company is obligated pursuant to the Merger Agreement to take all action necessary, as requested by Parent, to effect any such election or appointment, including (at the election of Parent) (i) increasing the size of the Company Board, subject to the Company’s certificate of incorporation and bylaws, and (ii) obtaining the resignation of such number of its current directors as is, in each case, necessary to enable such designees to be so elected or appointed to the Company Board in compliance with applicable law. Notwithstanding anything to the contrary, prior to the Effective Time, the Company Board shall have at least two members who are directors and who are not officers, stockholders or affiliates of the Company or Parent and who will be independent for purposes of Rule 10A-3 under the Exchange Act (the “Independent Directors”). If the number of Independent Directors shall be reduced below two for any reason whatsoever, the remaining Independent Director shall be entitled to designate a person to fill such vacancy who shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors remain, the other directors shall designate two persons to fill such vacancies who are not officers, stockholders or affiliates of the Company or Parent and who will be independent for purposes of Rule 10A-3 under the Exchange Act, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement.

This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Information Statement attached as Annex II to this Statement is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s stockholders as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above and in the Information Statement, as incorporated herein by reference.

Litigation.

On May 26, 2011, a putative class action lawsuit captioned Kramer v. Flax, et al., Case No. 6523-VCS, was filed in the Delaware Court of Chancery. The complaint names as defendants the members of the Company Board, as well as the Company, Golden Gate Capital, Parent and the Purchaser. The plaintiff alleges that the Company Board breached its fiduciary duties to the Company’s stockholders in connection with the Offer and the Merger, and further claims that Golden Gate Capital aided and abetted those alleged breaches of fiduciary duty. The complaint alleges that the Offer and the Merger involve an unfair price and an inadequate sales process. The complaint seeks injunctive relief, including to enjoin the Offer and the Merger, rescissory damages in the event the Offer or the Merger is consummated, and an award of attorneys’ and other fees and costs, in addition to other relief. The Company believes the plaintiff’s allegations lack merit and intends to contest them vigorously.

On May 26, 2011, a putative class action lawsuit captioned Palma v. California Pizza Kitchen, Inc., et al., Case No. BC462302, was filed in the Los Angeles County Superior Court. The complaint names as defendants the members of the Company Board, as well as the Company and Golden Gate Capital. The plaintiff alleges that the Company Board breached its fiduciary duties to the Company’s stockholders in connection with the Offer and the Merger, and further claims that the Company and Golden Gate Capital aided and abetted those alleged breaches of fiduciary duty. The complaint alleges that the Offer and the Merger involve an unfair price and an inadequate sales process, and that the Company’s directors entered into the transaction to benefit themselves personally, including through employment agreements and stock option grants. The complaint seeks injunctive relief, including to enjoin the Offer and the Merger, and an award of attorneys’ and other fees and costs, in addition to other relief. The Company believes the plaintiff’s allegations lack merit and intends to contest them vigorously.

On May 27, 2011, a putative class action lawsuit captioned Anderson v. California Pizza Kitchen, Inc., et al., Case No. BC462400, was filed in the Los Angeles County Superior Court. The complaint names as defendants the members of the Company Board, as well as the Company, Golden Gate Capital, Parent and the Purchaser. The plaintiff alleges that the Company Board breached its fiduciary duties to the Company’s stockholders in connection with the Offer and the Merger, and further claims that the Company, Golden Gate Capital, Parent and the Purchaser aided and abetted those alleged breaches of fiduciary duty. The complaint alleges that the Offer and the Merger involve an unfair price and an inadequate sales process, and that the Company’s directors entered into the transaction to benefit themselves personally, including through employment agreements and stock option grants. The complaint seeks injunctive relief, including to enjoin the Offer and the Merger or rescind it if consummated, imposition of a constructive trust, and an award of attorneys’ and other fees and costs, in addition to other relief. The Company believes the plaintiff’s allegations lack merit and intends to contest them vigorously.

Certain Company Projections.

The Company does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year due to the unpredictability of the underlying assumptions and estimates. However, the Company provided to Golden Gate Private Equity, in connection with its due diligence review, non-public five-year standalone financial forecasts that had been prepared by management for internal planning purposes and that are subjective in many respects. The Company has included below a summary of this five-year forecast (the “Projections”). The Company also provided the Projections to Moelis for its use in connection with the rendering of its fairness opinion to the Company Board and performing its related financial analysis, as described under “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisor”. The Company believes that the Projections reflect the current operating plan for the Company on a go-forward standalone basis.

The Projections have been prepared by, and are the responsibility of, the Company’s management. The Projections were not prepared with a view toward public disclosure; and, accordingly, do not necessarily comply with published guidelines of the Securities and Exchange Commission, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). Ernst & Young LLP, the Company’s independent registered public accounting firm, has not audited, compiled or performed any procedures with respect to the Projections and does not express an opinion or any form of assurance related thereto. The summary of the Projections is not being included in this Statement to influence a stockholder’s decision whether to tender shares of Company Common Stock in the Offer, but is being included because the Projections were provided to Golden Gate Private Equity and Moelis.

The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company’s management. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Projections also reflect assumptions as to certain business decisions that are subject to change. In addition, the Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods.

Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections in this Statement should not be regarded as an indication that the Company or any of its affiliates, advisors, officers, directors or representatives considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder of the Company or other person regarding the ultimate performance of the Company compared to the information contained in the Projections or that the Projections will be achieved. The Company has made no representation to Parent, the Purchaser or their affiliates, in the Merger Agreement or otherwise, concerning the Projections.

In light of the foregoing factors and the uncertainties inherent in the Projections, stockholders are cautioned not to place undue, if any, reliance on the Projections.

The following is a summary of the Projections (dollars in millions):

	Fiscal Year Ending December 31(1)
	FY 2011	FY 2012	FY 2013	FY 2014	FY 2015
Number of Restaurants:
Company-Owned Restaurants	206	207	213	222	234
Franchised Restaurants	68	84	104	128	156

Total Restaurants	274	291	317	350	390

Revenues:
Restaurant Sales	$639.7	$658.6	$687.6	$733.3	$790.1
Franchise and Licensing Revenue	11.9	14.4	17.5	21.7	26.0

Total Revenue	$651.6	$672.9	$705.1	$755.0	$816.1

Total Store-Owned Costs(2)	534.3	546.8	565.3	597.1	639.8
General and Administrative Costs(3)	48.7	50.5	52.2	54.1	57.1

Adjusted EBITDA	$68.6	$75.6	$87.7	$103.8	$119.1

Total Capital Expenditures(4)	27.9	32.3	37.5	42.9	48.4

Adjusted EBITDA—Total Capital Expenditures	$40.7	$43.4	$50.2	$61.0	$70.7

Adjusted EBITDA	$68.6	$75.6	$87.7	$103.8	$119.1
Depreciation and Amortization	37.7	38.4	39.5	41.1	44.5
Stock-Based Compensation Expense	3.6	3.8	3.7	2.5	2.5
Other Income and Expenses(5)	6.2	2.7	3.2	3.7	4.2

Operating Income	$21.0	$30.8	$41.3	$56.6	$67.9

(1)	The Company’s fiscal year ends on the Sunday closest to December 31 in each year.
(2)	Includes cost of sales, labor costs (excluding stock-based compensation), controllable expenses, advertising expenses and occupancy costs.
(3)	Excludes stock-based compensation expense.
(4)	Gross of tenant improvement allowance.
(5)	Includes pre-opening costs, labor litigation costs, store closure costs and miscellaneous operational expenses.

The key assumptions underlying the summary Projections include:

•	Comparable Sales of 0.8% in fiscal year 2011, 2.0% in fiscal year 2012, 2.5% in fiscal year 2013, 3.0% in fiscal year 2014 and 3.0% in fiscal year 2015

•	Opening a total of 41 new restaurants and closing 15 restaurants over the 5 year period

•	Franchise royalty growth of 2.0% for domestic stores and 4.0% for international stores with 98 new domestic and international franchised stores opening over the 5 year period

•	Company-Owned Store Costs as a percent of Restaurant Sales of 83.5% in fiscal year 2011, 83.0% in fiscal year 2012, 82.2% in fiscal year 2013, 81.4% in fiscal year 2014 and 81.0% in fiscal year 2015

•	General and Administrative Costs as a percent of Total Revenue of 7.5% in fiscal year 2011, 7.5% in fiscal year 2012, 7.4% in fiscal year 2013, 7.2% in fiscal year 2014 and 7.0% in fiscal year 2015

•	Depreciation and Amortization as a percent of Total Revenue of 5.8% in fiscal year 2011, 5.7% in fiscal year 2012, 5.6% in fiscal year 2013, 5.5% in fiscal year 2014 and 5.5% in fiscal year 2015

The Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained elsewhere in this Statement, the Offer to Purchase and the Company’s public filings with the Securities and Exchange Commission.

Forward-Looking Statements.

This Statement contains forward-looking statements relating to the potential acquisition of California Pizza Kitchen, Inc. by an affiliate of Golden Gate Capital, including the expected date of closing of the acquisition and the potential benefits of the transaction.

Certain statements made in this Statement that reflect management’s expectations regarding future events and economic performance are forward-looking in nature and, accordingly, are subject to risks and uncertainties. These forward-looking statements include without limitation statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; projected financial information; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. These forward-looking statements are only predictions based on the Company’s current expectations and projections about future events. Important factors could cause the Company’s actual results, level of activity, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. These factors include those risk factors set forth in filings with the SEC, including the Company’s annual and quarterly reports, and the following: uncertainties as to the timing of the closing of the Offer and the Merger; uncertainties as to how many of the Company’s stockholders will tender their shares of Company Common Stock in the Offer; risks that the Offer and the Merger will not close because of a failure to satisfy (or to have waived) one or more of the closing conditions and that the Company’s business will have been adversely impacted during the pendency of the Offer; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, franchisees, customers, vendors and other business partners; risks that stockholder litigation in connection with the Offer and the Merger may result in significant costs of defense, indemnification and liability; and the risk that competing offers will be made.

These risks are not exhaustive and may not include factors which could adversely impact the Company’s business and financial performance. Other factors that may cause actual results to differ materially include those set forth in the reports that the Company files from time to time with the Securities and Exchange Commission, including our annual report on Form 10-K and Form 10-K/A for the fiscal year ended January 2, 2011 and quarterly and current reports on Form 10-Q and 8-K. Moreover, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for the

Company’s management to predict all risk factors, nor can it assess the impact of all factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although the Company believes the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. All forward-looking statements are made only as of the date they are made and you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any responsibility to update any of these forward-looking statements to conform its prior statements to actual results or revised expectations.

ITEM 9.	EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated June 8, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of CPK Holdings, Inc. and CPK Merger Sub Inc., filed with the Securities and Exchange Commission on June 8, 2011 (the “Schedule TO”)).

(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(4)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(6)	Press Release issued by California Pizza Kitchen, Inc., on May 25, 2011 (incorporated by reference to Exhibit 99.1 to the California Pizza Kitchen, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on May 25, 2011).

(a)(7)	Letter to Employees from Richard L. Rosenfield and Larry S. Flax, Co-Chief Executive Officers and Co-Presidents of California Pizza Kitchen, Inc., dated May 25, 2011 (incorporated by reference to Exhibit 99.2 to the California Pizza Kitchen, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on May 25, 2011).

(a)(8)	Letter to Vendors and Franchisees from California Pizza Kitchen, Inc., dated May 25, 2011 (incorporated by reference to Exhibit 99.3 to the California Pizza Kitchen, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on May 25, 2011).

(a)(9)	Opinion of Moelis & Company LLC, dated May 24, 2011 (included as Annex I to this Schedule 14D-9).

(a)(10)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (included as Annex II to this Schedule 14D-9).

(a)(11)	Summary Advertisement as published in The Wall Street Journal on June 8, 2011 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(12)	Class Action Complaint dated May 26, 2011 (Hilary Kramer v. Larry S. Flax, et al.) (incorporated by reference to Exhibit (a)(5) to the Schedule TO).

Exhibit No.	Description

(a)(13)	Class Action Complaint dated May 26, 2011 (Lisa Palma v. California Pizza Kitchen, Inc., et al.) (incorporated by reference to Exhibit (a)(6) to the Schedule TO).

(a)(14)	Class Action Complaint dated May 27, 2011 (Mitchell Anderson v. California Pizza Kitchen, Inc., et al.) (incorporated by reference to Exhibit (a)(7) to the Schedule TO).

(a)(15)	Joint Press Release issued by California Pizza Kitchen, Inc. and Golden Gate Capital on June 8, 2011 (incorporated by reference to Exhibit (a)(8) to the Schedule TO).

(a)(16)	Letter, dated June 8, 2011, from Richard L. Rosenfield and Larry S. Flax to the stockholders of California Pizza Kitchen, Inc.

(e)(1)	Agreement and Plan of Merger, dated as of May 24, 2011, by and among CPK Holdings Inc., CPK Merger Sub Inc. and California Pizza Kitchen, Inc. (incorporated by reference to Exhibit 2.1 to the California Pizza Kitchen, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on May 27, 2011).

(e)(2)	Limited Guarantee, dated as of May 24, 2011, delivered by Golden Gate Capital Opportunity Fund, L.P. in favor of California Pizza Kitchen, Inc. (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

(e)(3)	Equity Commitment Letter, dated as of May 24, 2011, from Golden Gate Capital Opportunity Fund, L.P. to CPK Holdings Inc. (incorporated by reference to Exhibit (d)(6) to the Schedule TO).

(e)(4)	Confidentiality Agreement, dated as of April 19, 2010, between Golden Gate Private Equity, Inc. and California Pizza Kitchen, Inc.

(e)(5)	Exclusivity Agreement, dated as of April 11, 2011, by and between California Pizza Kitchen, Inc. and Golden Gate Private Equity, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(6)	Letter Agreement Extending the Term of the Exclusivity Agreement, dated as of May 7, 2011, by and between California Pizza Kitchen, Inc. and Golden Gate Private Equity, Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(7)	Stockholder Tender and Support Agreement, dated as of May 24, 2011, by and among CPK Holdings, Inc., CPK Merger Sub Inc., California Pizza Kitchen, Inc. and Susan M. Collyns (Incorporated by reference to Exhibit 99.1 to the California Pizza Kitchen, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on May 27, 2011).

(e)(8)	Stockholder Tender and Support Agreement, dated as of May 24, 2011, by and among CPK Holdings, Inc., CPK Merger Sub Inc., California Pizza Kitchen, Inc. and Larry S. Flax (Incorporated by reference to Exhibit 99.2 to the California Pizza Kitchen, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on May 27, 2011).

(e)(9)	Stockholder Tender and Support Agreement, dated as of May 24, 2011, by and among CPK Holdings, Inc., CPK Merger Sub Inc., California Pizza Kitchen, Inc. and Sarah A. Goldsmith-Grover (Incorporated by reference to Exhibit 99.3 to the California Pizza Kitchen, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on May 27, 2011).

(e)(10)	Stockholder Tender and Support Agreement, dated as of May 24, 2011, by and among CPK Holdings, Inc., CPK Merger Sub Inc., California Pizza Kitchen, Inc. and Richard L. Rosenfield (Incorporated by reference to Exhibit 99.4 to the California Pizza Kitchen, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on May 27, 2011).

Annex I—Opinion Letter of Moelis & Company LLC, dated May 24, 2011

Annex II—Information Statement, dated June 8, 2011

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CALIFORNIA PIZZA KITCHEN, INC. a Delaware corporation

Dated: June 8, 2011	By:	/s/ Richard L. Rosenfield
Co-Chairman of the Board, Co-Chief Executive Officer, and Co-President

	By:	/s/ Larry S. Flax
Co-Chairman of the Board, Co-Chief Executive Officer, and Co-President

Annex I

May 24, 2011

Special Committee of the Board of Directors

California Pizza Kitchen, Inc.

6053 West Century Boulevard, 11th Floor

Los Angeles, California 90045

Members of the Special Committee of the Board of Directors,

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of California Pizza Kitchen, Inc. (the “Company”), other than Larry S. Flax and Richard L. Rosenfield (together with their respective affiliates, the “Excluded Holders”), of the Consideration (as defined below) to be received by such holders pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of May 24, 2011 (the “Agreement”), by and among the Company, CPK Holdings Inc. (“Acquiror”), and CPK Merger Sub Inc., a wholly owned subsidiary of Acquiror (“Acquisition Sub”).

The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”), pursuant to which Acquisition Sub will pay $18.50 per Share in cash (the “Consideration”) for each Share accepted. The Agreement further provides that, following completion of the Tender Offer or if the Tender Offer does not close, under circumstances specified in the Agreement, Acquisition Sub will be merged with and into the Company, with the Company continuing as the surviving corporation in the merger as a wholly owned subsidiary of the Acquiror (the “Merger” and, together with the Tender Offer and any other transactions contemplated by the Agreement, the “Transactions”), and each outstanding Share (other than Shares directly owned by the Company as treasury stock or by the Acquiror or Acquisition Sub, or any Appraisal Shares (as defined in the Agreement)), will be converted into the right to receive the Consideration.

We have acted as the exclusive financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transactions. We will receive a fee for our services in connection with the Transactions, most of which is contingent upon the consummation of the Transactions. We will also receive a fee upon delivery of this opinion. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the past two years, we have provided investment banking and other services to the Acquiror and certain of its majority-owned portfolio companies, and in each case have received compensation for the rendering of such services. We may be currently providing or seeking to provide, and may in the future provide, investment banking and other services to the Acquiror and its affiliates and may receive compensation for the rendering of such services.

Our opinion does not address the Company’s underlying business decision to effect the Transactions or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or as to how any holder of Shares should vote with respect to the Merger or any other matter.

At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms of the Agreement or the form of the Transactions. In rendering this opinion, we have assumed, with your consent, that the final executed form of the Agreement does not differ in any material respect from the draft that we have examined, and that the Acquiror, Acquisition Sub and the Company will comply with all the material terms of the Agreement. We also have assumed, with your consent, that the Acquiror will obtain the necessary financing to effect the Transactions in accordance with the terms of financing commitments in the forms provided by the Acquiror.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company that we deemed relevant; (ii) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company that were furnished to us by the Company and were not publicly available, including financial forecasts and estimates prepared by the management of the Company that you have directed us to utilize for purposes of our analysis; (iii) conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (i) and (ii) of this paragraph, as well as the business and prospects of the Company generally; (iv) reviewed publicly available financial and stock market data for the Company, including valuation multiples, and compared them with those of certain other companies in lines of business that we deemed relevant; (v) compared the proposed financial terms of the Transactions with the financial terms of certain other transactions that we deemed relevant; (vi) reviewed a draft of the Agreement, dated May 24, 2011; (vii) participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their financial and legal advisors; and (viii) conducted such other financial studies and analyses, and took into account such other information, as we deemed appropriate.

In connection with our review, we have not assumed any responsibility for independent verification of any of the information supplied to, discussed with, or reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, at your direction we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. With respect to the forecasted financial information referred to above, we have assumed, at your direction, that such information has been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based, and we have relied upon the assurances of Company management that they are unaware of any facts that would make the information provided to or reviewed by us incomplete or misleading.

Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof.

This opinion is for the use and benefit of the Special Committee of the Board of Directors of the Company in connection with its evaluation of the Transactions and may not be reproduced, summarized, described, referred to our used for any other purpose without our prior written consent. In addition, you have not asked us to address, and this opinion does not address, the fairness of the Consideration to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Shares.

In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Transactions, whether relative to the Consideration to be received by the holders of Shares pursuant to the Agreement or otherwise. This opinion was approved by a Moelis & Company LLC fairness opinion committee.

I-2

Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Consideration to be received by the holders of Shares in the Transactions is fair from a financial point of view to such holders, other than the Excluded Holders.

Very truly yours,

/s/ Moelis & Company LLC

MOELIS & COMPANY LLC

I-3

Annex II

CALIFORNIA PIZZA KITCHEN, INC.

6053 West Century Boulevard, 11th Floor

LOS ANGELES, CALIFORNIA 90045-6438

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE

REQUESTED NOT TO SEND US A PROXY

California Pizza Kitchen, Inc. (“California Pizza Kitchen,” “CPK,” the “Company,” “we” or “our”) is mailing this Information Statement on or about June 8, 2011 to holders of our common stock as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”). The Schedule 14D-9 relates to our position with respect to the tender offer by CPK Merger Sub Inc., a Delaware corporation (“Sub”) and a wholly-owned subsidiary of CPK Holdings Inc., a Delaware corporation (“Parent”), for all of our issued and outstanding shares of common stock. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to at least a majority of the seats on our Board of Directors. Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of May 24, 2011, by and among the Company, Parent and Sub (the “Merger Agreement”).

Pursuant to the Merger Agreement, Sub commenced a cash tender offer on June 8, 2011 to purchase all of our issued and outstanding shares at a price of $18.50 per share, net to the holder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated June 8, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The initial expiration date of the Offer is 12:00 midnight, New York City time, on July 6, 2011, subject to extension in certain circumstances as required or permitted by the Merger Agreement. At that time, if all conditions to the Offer have been satisfied or waived, Sub will purchase all shares validly tendered pursuant to the Offer and not validly withdrawn. Copies of the Offer to Purchase and the related Letter of Transmittal have been mailed with the Schedule 14D-9 to shareholders and are filed as exhibits to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission (the “SEC”) on June 8, 2011.

The Merger Agreement provides that, upon acceptance for payment of shares pursuant to and subject to the conditions of the Offer, Parent shall be entitled to designate, from time to time, to serve on the Board, such number of directors as will give Parent representation equal to at least that number of directors (rounded up to the next whole number) determined by multiplying (i) the total number of directors on the Board of Directors (giving effect to the directors elected or appointed pursuant to the right of Parent described in this paragraph) by (ii) the percentage that (A) the number of shares owned by Parent and its subsidiaries (including shares accepted for payment pursuant to the Offer) bears to (B) the number of shares then outstanding. Subject to applicable law, we have agreed to take, upon Parent’s request, all action requested by Parent necessary to cause Parent’s designees to be elected or appointed to the Board of Directors, including (at the election of Parent) obtaining resignations of incumbent directors and, subject to our certificate of incorporation and bylaws, increasing the size of the Board of Directors. As a result, Parent will have the ability to designate a majority of our Board of Directors following the consummation of the Offer.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with the appointment of Parent’s designees to our Board of Directors. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement, including information incorporated herein by reference, concerning Parent and Sub’s designees has been furnished to us by Parent, and we assume no responsibility for the accuracy or completeness of such information.

SUB DESIGNEES

Parent has informed us that it will choose its designees to the Board of Directors from among the persons identified below. The following paragraphs set forth, with respect to each individual who may be designated by Parent as a designee, the name, age of the individual as of the date hereof, and such individual’s present principal occupation and employment history during the past five years.

Joshua Olshansky

Joshua Olshansky, 40, is a Managing Director of Golden Gate Capital, which he joined in 2002. He previously served as Vice President, Corporate Development with RightOrder, Inc. and Vice President, Business Development at Ventro Corporation. He has served on the board of directors of Express, Inc. since April 2011.

Kenneth Diekroeger

Kenneth Diekroeger, 48, is a Managing Director of Golden Gate Capital, which he joined in 2000. Previously, Mr. Diekroeger was a Managing Director at American Industrial Partners and, prior to American Industrial Partners, Mr. Diekroeger was a Principal at The Shansby Group.

Joshua Cohen

Joshua Cohen, 31, is a Principal of Golden Gate Capital, which he joined in 2009. From 2005 to 2009, Mr. Cohen was employed at Sun Capital Partners, where he last served as Vice President. Prior to his position with Sun Capital Partners, Mr. Cohen was an Associate at Audax Private Equity.

Parent has informed us that each of the persons listed above who may be chosen has consented to act as a director of the Company, if so designated.

Parent has informed us that, to the best of its knowledge, none of the persons listed above (1) is currently a director of, or holds any position with, the Company, or (2) has a familial relationship with any directors or executive officers of the Company. We have been advised that, to the best knowledge of Parent, except as disclosed in the Offer to Purchase, none of the persons listed above beneficially owns any equity securities (or rights to acquire such equity securities) of the Company and none has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Parent has informed us that, except as disclosed in the Offer to Purchase, to the best of its knowledge, none of the persons listed above has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that Parent’s and Sub’s designees may assume office at any time following the purchase by Sub of shares pursuant to the Offer, which purchase cannot be earlier than 12:00 midnight, New York City time, on July 6, 2011, and that, upon assuming office, Parent’s and Sub’s designees will thereafter constitute at least a majority of our Board of Directors. It is currently not known which of our current directors would resign, if any.

INFORMATION CONCERNING OUTSTANDING SECURITIES

Our authorized common stock consists of 80,000,000 shares, par value $0.01 per share. As of June 6, 2011, a total of 24,616,446 shares were issued and outstanding. The shares constitute the only class of our securities that is entitled to vote at a meeting of our shareholders. As of the date of this Information Statement, Parent and its affiliates, including Sub, do not own of record any shares of our common stock.

COMMITTEES AND DIRECTOR INFORMATION

CURRENT BOARD OF DIRECTORS

Our Certificate of Incorporation provides that the number of directors constituting the Board of Directors shall not be fewer than five or more than nine, with the exact number to be fixed from time to time by a resolution adopted by the affirmative vote of a majority of the Board. The Board of Directors has fixed the number of directors at six. The term of office of each director is one year and each director continues in office until he resigns or until a successor has been elected and qualified.

Larry S. Flax, Richard L. Rosenfield, Leslie E. Bider, Marshall S. Geller, Charles G. Philips and Alan I. Rothenberg currently serve as directors.

The following table sets forth the name, age, principal occupation of, and other information regarding, each of the current directors of the Company:

Larry S. Flax Director since 1985 Age 68	Larry S. Flax, a co-founder of the Company, was named co-President in January 2004 and has served as co-Chief Executive Officer (“co-CEO”) since July 2003 and as co-Chairman of the Board since our formation in March 1985. From 1985 to 1996, Mr. Flax also served as co-CEO. Mr. Flax previously served on the board of directors of Arden Realty, Inc. (ARI) from 1997 to 2006. Prior to founding California Pizza Kitchen, he practiced law as a principal in Flax and Rosenfield, Inc. after serving as an Assistant United States Attorney, Department of Justice and Assistant Chief, Criminal Division and Chief, Civil Rights Division of the United States Attorney’s Office in Los Angeles. Mr. Flax also serves on the board of directors for FasterCures and on the board of councilors for USC Law School. Mr. Flax brings to the Board extensive executive management experience and knowledge of the Company and its operations.

Richard L. Rosenfield Director since 1985 Age 66	Richard L. Rosenfield, a co-founder of the Company, was named co-President in January 2004 and has served as co-CEO since July 2003 and as co-Chairman of the Board since our formation in March 1985. From 1985 to 1996, Mr. Rosenfield also served as co-CEO. Prior to founding California Pizza Kitchen, he practiced law as a principal of Flax and Rosenfield, Inc. after serving with the Department of Justice, Criminal Division, Appellate Section in Washington, D.C. and as an Assistant United States Attorney, Special Prosecutions Section of the Criminal Division, in Los Angeles. Mr. Rosenfield also serves on the board of directors of Callaway Golf Company. Mr. Rosenfield brings to the Board extensive executive management experience and knowledge of the Company and its operations.

Leslie E. Bider Director since 2008 Age 60	Leslie E. Bider has served as a director since May 2008. Since 2008, he has served as Chief Executive Officer of PinnacleCare, Inc., a private health advisory firm. From 2005 to 2008, Mr. Bider served as Chief Strategist of ITU Ventures, a private equity firm. Between 1987 and 2005, Mr. Bider served as Chairman and Chief Executive Officer of Warner/Chappell Music, Inc. Mr. Bider also served as Chief Financial Officer and Chief Operating Officer of Warner Bros. Music from 1981 to 1987. Mr. Bider currently serves on the board of directors of Douglas Emmett, Inc., a real estate investment trust that trades on the New York Stock Exchange, and on the board of directors of several charitable and educational institutions. Mr. Bider brings to the Board accounting and finance skills and extensive experience in the real estate industry.

Marshall S. Geller Director since 2008 Age 72	Marshall S. Geller has served as a director since May 2008. He is a Founder and Senior Managing Director of St. Cloud Capital, LLC, a Los Angeles-based private equity fund formed in December 2001. Mr. Geller has spent more than 40 years in corporate finance and investment banking, including 21 years as Senior Managing Director for Bear, Stearns & Co., with oversight of all operations in Los Angeles, San Francisco, Chicago, Hong Kong and the Far East. Currently he serves as a director on the boards of GP Strategies Corporation, Guidance Software, Inc. and National Holdings Corporation. Mr. Geller is on the Board of Governors of Cedars Sinai Medical Center, Los Angeles, and serves on the Dean’s Advisory Council for the College of Business & Economics, California State University, Los Angeles, and he has been appointed as a Commissioner of the Little Hoover Commission, an independent California state oversight agency. Mr. Geller brings to the Board extensive senior executive management experience in corporate finance and investment banking and his service on the board of directors of several public and private companies.

Charles G. Philips Director since 2000 Age 63	Charles G. Phillips has served as a director since November 2000. Mr. Phillips was employed by Prentice Capital Management, LLC, an investment management firm, from 2005 until his retirement in 2008. From 2002 to 2005, Mr. Phillips was a private investor. Mr. Phillips was previously a managing director from 1991 to 2002 and President from 1998 to 2001 of Gleacher & Co., an investment banking and management firm. Mr. Phillips has served on the boards of several public and private companies and private investment funds. Mr. Phillips brings to the Board extensive senior executive management experience in corporate finance and investment banking and his service on the board of directors of several public and private companies and private investment funds.

Alan I. Rothenberg Director since 2006 Age 72	Alan I. Rothenberg has served as a director since April 2006. Since 2005, he has served as Chairman of the Board of Directors and Chief Executive Officer of 1st Century Bancshares, Inc., a Los Angeles-based commercial bank. Mr. Rothenberg is Chairman of Premier Partnerships, a sports and entertainment marketing and consulting firm and served as President of the Los Angeles Board of Airport Commissioners from 2005 to 2010. From 2000 to 2005, Mr. Rothenberg was a private investor. From 1990 until his retirement in 2000, Mr. Rothenberg was a Partner at Latham & Watkins, LLP. From 1968 to 1990, Mr. Rothenberg was a founder and Managing Partner of Manatt, Phelps, Rothenberg and Phillips, a Los Angeles law firm where he specialized in business and commercial litigation including practices in the sports, entertainment and financial fields. From 1990 through 1998, he served as President of the United States Soccer Federation. Mr. Rothenberg served as Chairman and Chief Executive Officer of the 1994 World Cup and Chairman of the 1999 FIFA Women’s World Cup. Mr. Rothenberg serves on the boards of directors of the United States Soccer Foundation, Constitutional Rights Foundation, Los Angeles Chamber of Commerce, Los Angeles Business Council, LA, Inc. (the Los Angeles Convention and Visitors Bureau) and LA Sports Council. Mr. Rothenberg brings to the Board broad legal and business experience.

Director Independence

We have established standards of independence for our Board of Directors that comply with the standards of independence set forth in the Marketplace Rules of the NASDAQ Global Select Market. Under these standards of independence, an independent director is one who is not an officer or employee of the Company or its subsidiaries or any other individual who has a relationship that, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and who otherwise:

•	is not, and has not within the past three years been, employed by the Company or any of its subsidiaries;

•

has not accepted, and whose immediate family member has not accepted, any payments from the Company or any of its subsidiaries in excess of $120,000 during any period of twelve consecutive months within the past three years, other than the following:

1.	compensation for service on the Board of Directors or any committee of the Board of Directors;

2.	payment arising solely from investment in our securities;

3.	compensation paid to a member of the director’s immediate family who is a non-executive employee of the Company or any of its subsidiaries;

4.	benefits under a tax-qualified retirement plan, or non-discretionary compensation; or

5.	loans permitted under Section 13(k) of the Securities Exchange Act of 1934, as amended;

•	is not an immediate family member of an individual who is, or at any time during the past three years was, an executive officer of the Company or any of its subsidiaries;

•

is not, and whose immediate family member is not, a partner in, or a controlling stockholder or an executive officer of, any organization to which we made, or from which we received, payments for property or services in the current year or in any of the past three years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than payments arising solely from investment in our securities or payments under non-discretionary charitable contribution matching programs;

•

is not, and whose immediate family member is not, an executive officer of another entity where at any time during the last three years any of our executive officers served on the compensation committee of such entity; and

•

is not, and whose immediate family member is not, a current partner of our independent registered accountant, or was a partner or employee of our independent registered accountant who worked on our audit at any time during the past three years.

Additionally, members of the Audit Committee must not accept, directly or indirectly, any compensation from the Company other than directors’ fees and must not be otherwise be affiliated with the Company (other than in their capacity as a director or as a holder of a number of the Company’s outstanding shares that would not cause them to be an affiliate).

Our Board of Directors has determined that all of our current non-management directors do not have a material relationship with the Company and are therefore independent under both our standards of independence and the criteria for independence set forth in the listing standards of the NASDAQ Global Select Market.

EXECUTIVE OFFICERS

The following table sets forth the name, age and position with the Company of each of our current executive officers who is not also a director of the Company:

Name	Age	Position
Susan M. Collyns	44	Chief Operating Officer, Chief Financial Officer, Executive Vice President and Secretary
Thomas P. Beck	64	Senior Vice President, Construction
Sarah A. Goldsmith-Grover	46	Chief Communications Officer, Senior Vice President, Marketing and Public Relations
Peter C. Gillette	43	Senior Vice President, Franchise and International Development

Susan M. Collyns has served as Chief Operating Officer and Executive Vice President since January 2009 and Chief Financial Officer since March 2004. From September 2001 to March 2004, Ms. Collyns served as Controller. Ms. Collyns’ contributions as a highly accomplished business leader were recognized by the Los Angeles Business Journal in 2011 and 2009 respectively, when she won “Executive Of The Year” and was nominated for “CFO of the Year.” From 1996 to September 2001, Ms. Collyns served as Vice President of Finance and Operations for Sony’s Windham Hill Group. Previously, she served as an auditor with PricewaterhouseCoopers and has acted in various finance and strategic planning roles with GlaxoSmithKline and Lion Nathan. Ms. Collyns has 26 years of financial experience in both the domestic U.S. and overseas markets and is a board member of the California Pizza Kitchen Foundation. Ms. Collyns holds a Bachelor of Economics degree from Macquarie University in Sydney, Australia, and a C.P.A. from Deakin University, in Melbourne, Australia.

Thomas P. Beck has served as Senior Vice President, Construction since September 2003. From 1997 to August 2003, Mr. Beck worked at Shawmut Design and Construction, where he last served as National Construction Manager for Shawmut’s Restaurant/Retail Division.

Sarah A. Goldsmith-Grover has served as Chief Communications Officer since July 2008 and Senior Vice President of Marketing and Public Relations since November 2000. Ms. Goldsmith-Grover joined the Company in 1990 as Director of Public Relations and has been involved with marketing initiatives in the area of public relations, advertising, research and community relations. In 1996 and 2007, Advertising Age Magazine named Ms. Goldsmith-Grover one of the “Marketing 100” and “Marketing 50,” respectively, a distinction given to the top marketers in the United States. Ms. Goldsmith-Grover is the President of the California Pizza Kitchen Foundation and serves as Co-Chairman of the Board of the Marketing Executives Group, a division of the National Restaurant Association.

Peter C. Gillette has served as Senior Vice President, Franchise since October 2009 and Senior Vice President, International Development since July 2007. Mr. Gillette initially joined the Company in 1992 and worked in various operations-related positions until 1997. He returned to the Company in July 2003 as Director of New Concept Development and has subsequently been involved in numerous strategic initiatives related to franchising, including potential partnership negotiations and development and operations oversight. Larry S. Flax, the co-CEO, co-President and co-Chairman of the Board is the stepfather of Peter C. Gillette.

Communication with Directors

As set forth in the Guidelines, our co-CEOs are responsible for establishing effective communications with our stakeholders, including stockholders, customers, employees, communities, suppliers, creditors, governments and corporate partners. It is the policy of the Board of Directors that management speaks for the Company. This policy does not preclude independent directors from meeting with stakeholders, but management, where appropriate, should be present at such meetings. Stockholders who wish to communicate with a particular director, to the independent directors as a group, or to the Board of Directors as a whole may address their communications to the attention of our Secretary at our principal executive offices at 6053 West Century Boulevard, Eleventh Floor, Los Angeles, CA 90045.

The Secretary shall maintain a log of all such communications. The Secretary shall promptly forward those communications that she believes require immediate attention to the lead independent director selected by the independent directors from among themselves, or by a procedure of selection adopted by the independent directors. The Secretary shall also provide the lead director on a quarterly basis with a summary of all stakeholder communications and actions taken in connection therewith. The lead director shall notify our Board of Directors or the chairs of the relevant committees of those matters that he or she believes are appropriate for further discussion or action. Communications sent to the Board of Directors with respect to candidates for director proposed by our stockholders shall be forwarded and reviewed in the manner described under “The Company’s Director Nominations Process.”

Board and Committee Meeting Attendance and Annual Shareholders’ Meeting Attendance

The Board held fourteen meetings during the fiscal year ended January 2, 2011 (“fiscal 2010”). Each director attended at least 75% of the aggregate of (a) the total number of meetings of the Board during fiscal 2010, and (b) the total number of meetings held by all committees of the Board on which the directors served during fiscal 2010.

Although we do not have a specific policy regarding director attendance at our annual meeting of shareholders, all directors are encouraged to attend. We do so by, among other things, holding our annual meeting of shareholders on the same date as one of the Board meetings. All of our directors attended the 2010 annual meeting of shareholders.

Board Leadership Structure

The Company has two principal executive officers, Larry S. Flax and Richard L. Rosenfield, each of whom serves as a Co-Chief Executive Officer, Co-President and Co-Chairman of the Board. While each Co-CEO functions within a clearly defined role with respect to the day-to-day operations of the Company, both Co-CEOs work closely with one another and are significantly involved in all aspects of Company management so that either could succeed the other in the event such a need arose. The Board has determined that combining the roles of Executive Chairman and Chairman of the Board of the Company is in the best interests of stockholders at this time. Both Messrs. Flax and Rosenfield are uniquely situated given their roles as co-Executive Chairman to guide the overall strategic direction of the Company and focus the Board on the risks that the Company faces as well as strategic opportunities for the Company.

Board Diversity

While the Board does not have a separate formal diversity policy, it is the Company’s and the Board’s policy to identify qualified potential candidates without regard to any candidate’s race, color, disability, gender, national origin, religion or creed, and the Company seeks to ensure the fair representation of stockholder interests on the Board through the criteria set forth above. The Board believes that the use of the Nominating and Governance Committee’s general criteria, along with non-discriminatory policies, will best result in a board that reflects the interest of the stockholders.

Board Oversight of Risk

The Company believes the role of management is to identify and manage risks confronting the Company. The Board of Directors plays an integral part in the Company’s risk oversight, particularly in reviewing the processes used by management to identify and report risk, and also in monitoring corporate actions so as to minimize inappropriate levels of risk. The Board of Directors as a whole is also responsible for overseeing strategic and enterprise risk, including monitoring the Company’s working capital and capitalization. A discussion of risks that the Company faces is conducted at each regularly scheduled meeting of the Board of Directors and in many committee meetings.

The Company’s leadership structure and overall corporate governance framework is designed to aid the Board in its oversight of management responsibility for risk. The Audit Committee of the Board of Directors serves a key risk oversight function in carrying out its review of the Company’s financial reporting and internal reporting processes, as required by the Sarbanes-Oxley Act of 2002. Inherently, part of this review involves an evaluation of whether our financial reporting and internal reporting systems are adequately reporting the Company’s exposure to certain risks. In connection with this evaluation, the Audit Committee has, from time to time, considered whether any changes to these processes are necessary or desirable. While it has concluded that no such changes are warranted at this time, the Audit Committee will continue to monitor the Company’s financial reporting and internal reporting processes.

As more fully described in the “Compensation Discussion and Analysis” section of this report, the Compensation Committee takes an active role in overseeing risks relating to CPK’s executive compensation programs, plans and practices. Specifically, the Compensation Committee reviews the risk profile of the components of the executive compensation program, including the performance objectives and target levels used in connection with incentive awards, and considers the risks such components present to decision-making by executive officers with special attention given to establishing a mix among these components that does not encourage excessive risk taking.

The Nominating and Governance Committee contributes to the Company’s risk oversight process by overseeing the periodic review of the Company’s corporate governance guidelines and Board committee charters to ensure that they continue to comply with any applicable laws, regulations, and stock exchange or other listing standards, as each are subject to change from time to time. The Nominating and Governance Committee also oversees the director nomination process, the overall Board reporting structure and the operations of the individual committees.

Board Committees

The Board of Directors has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. In addition, the independent directors of the Company’s Board of Directors meet regularly in executive session outside the presence of management. The Board of Directors has appointed Charles G. Phillips to act as lead independent director.

Audit Committee

The Audit Committee is primarily concerned with the oversight of our financial reporting and preparation of our financial statements by our internal accounting staff. This committee’s function, among other things, is to review our quarterly and annual financial statements with our independent registered public accountants and management, review the scope and results of the examination of our financial statements by the independent registered public accountants, approve all professional services performed by the independent registered public accountants and related fees, exclusive authority to hire our independent registered public accountants and periodically review our accounting policies. The Audit Committee is also responsible for overseeing our internal controls over financial reporting, including review of our internal audit function. The Audit Committee is governed by a written charter that is publicly available on our website at www.cpk.com. The Audit Committee met six times during the fiscal year ended January 2, 2011.

The members of the Audit Committee from January 4, 2010 through January 2, 2011 were Leslie E. Bider, Marshall S. Geller and Alan I. Rothenberg, who served as chair. All of the current members of the Audit

Committee are “independent” as required by the applicable listing standards of the NASDAQ Global Select Market as well as the Company’s standards of director independence set forth above. The Board of Directors has determined that Messrs. Bider, Geller and Rothenberg are each an “audit committee financial expert” within the meaning of Item 407(d)(5)(ii) of Regulation S-K.

Compensation Committee

The Compensation Committee’s function, among other things, is to review and establish salary and bonus levels and stock option grants for executive officers and key employees. Our Compensation Committee consists of Leslie E. Bider, Charles G. Phillips and Alan I. Rothenberg, all of whom are non-employee directors. Mr. Phillips serves as chair of the Compensation Committee.

Each member of the Compensation Committee meets the independence requirements specified by NASDAQ and by Section 162(m) of the Internal Revenue Code (the “Code”), as determined annually by the Board, as well as the Company’s standards of director independence set forth above.

The chair of the Compensation Committee reports the committee’s actions and recommendations to the full Board following each committee meeting. This committee met four times during fiscal year ended January 2, 2011. The Compensation Committee is governed by a written charter that is publicly available on our website at www.cpk.com.

The Compensation Committee assists the Board in fulfilling its responsibilities for determining the compensation offered to the Company’s executive officers. The Compensation Committee’s purpose is to:

1.	oversee the administration of the Company’s compensation programs;

2.	review and set the compensation of certain officers;

3.	administer the Company’s incentive and equity compensation plans;

4.	review CEO performance;

5.	review and approve key executive promotions; and

6.	prepare any report on and assist with disclosure relating to executive compensation as required by the rules and regulations of the Securities and Exchange Commission.

The Compensation Committee has the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate and approve the fees and other retention terms of special counsel and other experts or consultants as it deems appropriate, without seeking approval of the Board of Directors or management, including sole authority to retain and terminate any compensation consultants retained to assist in the evaluation of director, CEO or senior executive compensation. In accordance with the authority granted under its charter, the Compensation Committee has engaged Mercer Human Resource Consulting (“Mercer”) as an independent outside compensation consultant to advise the Compensation Committee from time to time in implementing its duties.

Nominating and Corporate Governance Committee

The Nominating and Governance Committee is primarily concerned with the qualification of candidates for election or appointment to the Board of Directors, as well as the effectiveness of our corporate governance policies. The Nominating and Governance Committee’s function, among other things, is to seek, evaluate and recommend to the Board of Directors qualified candidates to be elected or appointed to the Board, as well as to review on an annual basis the functioning and effectiveness of the Board of Directors. Our Nominating and Governance Committee consists of Messrs. Bider, Geller, Phillips and Rothenberg, all of whom are “independent” as required by applicable listing standards of The NASDAQ Stock Market as well as the Company’s standards of director independence set forth above. Mr. Phillips serves as chair of the Nominating and Governance Committee. This committee met twice during fiscal year ended January 2, 2011. The Nominating and Governance Committee is governed by a written charter that is publicly available on our website at www.cpk.com.

The Company’s Director Nominations Process

In April 2004, we adopted corporate governance guidelines (the “Guidelines”) outlining a framework for Board oversight of management activity and business results. The Guidelines are publicly available on our website at www.cpk.com. The Guidelines may be amended from time to time by our Board of Directors only upon a determination by the Nominating and Governance Committee that such change is in our best interests and those of our stockholders and the subsequent approval of such change by the full Board of Directors. There were no changes to the Guidelines during fiscal 2010.

Pursuant to the Guidelines, communications sent to us with respect to candidates for director proposed by our stockholders are forwarded to the chair of our Nominating and Governance Committee. The Nominating and Governance Committee then reviews and considers the stockholder proposal in connection with the annual meeting of stockholders so long as the proposal is received prior to the deadline for submission of all stockholder proposals.

The Nominating and Governance Committee periodically reviews with our full Board of Directors the appropriate skills and characteristics required of Board members given the current Board composition. Our Board of Directors will be comprised of individuals who have distinguished records of leadership and success in their field of activity and who will make substantial contributions to the Board’s operations. The Board’s assessment of director candidates includes, but is not limited to, consideration of relevant industry experience, general business experience, relevant financial experience, compliance with independence and other qualifications necessary to comply with applicable NASDAQ listing standards and any applicable tax and securities laws and the rules and regulations thereunder. Specific consideration shall also be given to: (i) roles and contributions valuable to the business community; (ii) personal qualities of leadership, character and judgment, as well as whether the candidate possesses and maintains throughout service on the Board of Directors a reputation in the community at large of integrity, trust, respect, competence and adherence to the highest ethical standards; (iii) relevant knowledge and diversity of background and experience in such things as business, finance and accounting, marketing, international business, government and the like; and (iv) whether the candidate is free of conflicts and has the time required for preparation, participation and attendance at all meetings.

A director’s qualifications in light of these criteria is considered at least each time the director is nominated or re-nominated for membership on our Board of Directors. The Nominating and Governance Committee screens and recommends all director candidates to our Board of Directors. Each of the director nominees named above was recommended by the Nominating and Governance Committee.

The following Audit Committee Report is provided in accordance with the rules and regulations of the Securities and Exchange Commission. Pursuant to such rules and regulations, this report shall not be deemed “soliciting material” filed with the Securities and Exchange Commission, subject to Regulation 14A or 14C of the Securities and Exchange Commission or subject to the liabilities of Section 18 of the Exchange Act, as amended.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee is comprised solely of directors whom the Board has determined do not have a material relationship with the Company and is therefore independent under both our standards of independence and the criteria for independence set forth in the listing standards of the NASDAQ Global Select Market. The composition of the Audit Committee, the attributes of its members and the responsibilities of the Audit

Committee, as reflected in its charter, are intended to be in accordance with applicable requirements for Audit Committees of NASDAQ listed companies. The Audit Committee is primarily concerned with the oversight of our financial reporting and preparation of our financial statements by our internal accounting staff. This committee’s function, among other things, is to review our quarterly and annual financial statements with our independent registered public accountants and management, review the scope and results of the examination of our financial statements by the independent registered public accountants, approve all professional services performed by the independent registered public accountants and related fees, exclusive authority to hire our independent registered public accountants and periodically review our accounting policies. The Audit Committee is also responsible for overseeing our internal controls over financial reporting, including review of our internal audit function.

The Audit Committee meets periodically with management to consider the adequacy of the Company’s internal controls and the reliability of the Company’s financial statements. The Audit Committee also meets privately with the independent registered public accountants, who have unrestricted access to the Audit Committee, and also periodically meets with the Company’s internal audit department. The Audit Committee has sole responsibility for the appointment of the independent registered public accountants and is directly responsible for their compensation and oversight and periodically reviews their performance and independence from management. The Audit Committee acts pursuant to a written charter that was adopted by the Board of Directors, a copy of which is publicly available on the Company’s website at www.cpk.com. The Audit Committee reviews and assesses the adequacy of its charter on an annual basis.

The Audit Committee oversees the Company’s financial reporting process on behalf of its Board of Directors. Management has the primary responsibility for the preparation, presentation and integrity of the Company’s financial statements, accounting and financial reporting principles, internal controls and procedures designed to ensure compliance with accounting standards, applicable laws and regulations. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements in the annual report with management. As part of its review, the Audit Committee also reviewed and discussed with the independent registered public accountants, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, and not just the acceptability, of the Company’s accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted accounting principles and the clarity of disclosures in the financial statements.

In addition, the Audit Committee has discussed with the independent registered public accountants’ their independence from management and the Company including the matters in the written disclosures and the letter to the Board of Directors from the independent registered public accountants required by applicable requirements of the Public Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence and considered the compatibility of non-audit services with the independent registered public accountants’ independence. The Audit Committee also discussed with the independent registered public accountants the matters required to be discussed by Statement on Auditing Standards No. 61, “Communication with audit committees.”

The Audit Committee meets on at least a quarterly basis. During the year ended January 2, 2011, the independent registered public accountants were present at the Company’s quarterly review meetings. In addition, the Audit Committee meets with the independent registered public accountants at least on an annual basis, with and without management present, to discuss the results of their examinations, their evaluations of the Company’s internal controls and the overall quality of its financial reporting. The Audit Committee held six such meetings with the independent registered public accountants during the year ended January 2, 2011.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board of Directors approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended January 2, 2011 for filing with the Securities and Exchange Commission.

THE AUDIT COMMITTEE

Alan I. Rothenberg, Chairman

Marshall S. Geller

Leslie E. Bider

June 7, 2011

AUDIT FEES AND SERVICES

The following table summarizes the fees paid or payable to Ernst & Young LLP for services rendered for the fiscal years ended January 2, 2011 and January 3, 2010:

	Fiscal Year Ended
Fee Category	January 2, 2011	January 3, 2010
Audit Fees(1)	$674,000	$642,000
Audit-Related Fees(2)	$23,000	$—
Tax Fees(3)	$226,000	$336,000
All Other Fees	$—	$—

(1)	Audit fees consist of fees billed for professional services rendered for the audit of our consolidated annual financial statements and review of the interim consolidated financial statements included in quarterly reports and services that are provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements.
(2)	Audit-related fees consist of fees billed for professional services related to the supervision of workpaper review not reported as audit fees above.
(3)	Tax fees consist of fees billed for professional services rendered for tax advice and tax return compliance. These services include assistance with tax incentives and tax audits with local, state and federal agencies.

Pre-approval Policy

Our Audit Committee, or a subcommittee of the committee, pre-approves the provision of all audit and non-audit services (including tax services) by the independent registered public accountants up to a specified dollar amount and also approves all audit and non-audit engagement fees and terms with the independent registered public accountants. During fiscal 2010 and 2009, all of the services related to the audit and other fees described above were pre-approved by our Audit Committee or sub-committee and none were provided pursuant to any waiver of the pre-approval requirement.

COMPENSATION DISCUSSION AND ANALYSIS

This section discusses the compensation of our Named Executive Officers for 2010, consisting of Larry S. Flax and Richard L. Rosenfield, co-CEOs; Susan M. Collyns, Chief Operating Officer/Chief Financial Officer (“COO/CFO”); Thomas P. Beck, Senior Vice President—Construction; Sarah A. Goldsmith-Grover, Chief Communications Officer and Senior Vice President—Marketing and Public Relations and Peter C. Gillette, Senior Vice President—Franchise and International Development.

Roles of our Compensation Committee and Chief Executive Officers in Compensation Decisions, Use of Compensation Consultants and Compensation Philosophy and Objectives

The goals of our compensation programs are to:

1.	Attract and retain exceptional executive officers and reward appropriately those executive officers who contribute to the Company’s success;

2.	Align executive officer compensation with the Company’s performance; and

3.	Motivate executive officers to achieve the Company’s business objectives.

As discussed below, the Company primarily utilizes a combination of salary, non-equity incentive plan compensation and long-term equity compensation to attain these goals.

The Compensation Committee oversees our executive compensation program. In this role, the Compensation Committee reviews all compensation decisions relating to our senior executive officers and makes recommendations to our Board. Our co-CEOs and COO/CFO provide recommendations to our Compensation Committee with respect to salary adjustments, annual cash incentive bonus targets (if applicable) and awards and equity incentive awards for the Named Executive Officers, excluding themselves. The Compensation Committee meets with the co-CEOs at least annually to discuss and review their recommendations regarding executive compensation for the Named Executive Officers and other executive officers, excluding themselves. The Compensation Committee’s guiding principle is to ensure the Company’s compensation and benefits policies attract, motivate and retain executives of the caliber necessary to support the Company’s growth and success, both operationally and strategically. This principle guides the design and administration of compensation and benefit programs for the Company’s Named Executive Officers, other executives and general workforce. The Compensation Committee, in collaboration with executive management and Mercer Human Resources Consulting (“Mercer”), its independent compensation consultant, re-affirmed in the fourth quarter of 2009 the following key strategies to support the attainment of the goals of our compensation programs:

1.	Use total cash compensation (salary and incentive cash compensation) to recognize appropriately each individual executive officer’s scope of responsibility, role in the organization, experience and contributions. The Compensation Committee and management refer to market data as part of their due diligence in determining salary and target award amounts, including executive compensation levels at peer group companies noted elsewhere in this Information Statement.

2.	Use long-term equity-based incentives (in the form of non-qualified stock options and restricted stock) to align employee and stockholder interests, as well as to attract, retain and motivate employees and enable them to share in the long-term growth and success of the Company.

3.	Provide benefit programs competitive within the Company’s defined talent market that provide participant flexibility and are cost-effective to the Company.

Each of the primary elements of our executive compensation program is discussed in more detail below. While we have identified particular compensation objectives that each element of executive compensation serves, our compensation programs are designed to be flexible and complementary and to collectively serve all of the executive compensation goals described above. Accordingly, whether or not specifically mentioned below, we believe that, as a part of our overall executive compensation policy, each individual element, to a greater or lesser extent, serves each of our goals. The compensation levels of our Named Executive Officers reflect to a significant degree the varying roles and responsibilities of such executives, as well as the length of time those executives have served the Company. As a result of the Compensation Committee’s assessment of our co-CEO’s roles and responsibilities within the Company, there is a significant compensation differential between their compensation levels and those of our other Named Executive Officers.

Determining Executive Compensation

The Company has structured its annual and long-term incentive-based cash and non-cash executive compensation programs to motivate executive officers to achieve the business goals of the Company and reward them for achieving these goals. The Compensation Committee also evaluates relevant market data when making compensation decisions regarding the executive officers, as described more fully below.

The Compensation Committee has retained Mercer as its compensation consultant since 2005 to provide the Compensation Committee with advice and guidance on the Company’s executive compensation program design and the evaluation of our executive compensation. During 2010, Mercer did not provide non-executive or director compensation services to management or the Company with fees totaling more than $120,000. In the fourth quarter of 2009, an analysis of peer group executive compensation was performed by Mercer and evaluated by the Compensation Committee. The peer group of companies used in this analysis consisted of the following:

Ruby Tuesday	Dine Equity
The Cheesecake Factory	Red Robin Gourmet Burgers
P.F. Chang’s China Bistro	Texas Roadhouse
Benihana	Ruth’s Hospitality
BJ’s Restaurants	O’Charley’s
Morton’s Restaurant Group	McCormick & Schmick’s
Steak ‘N Shake	Frisch’s Restaurants

The Compensation Committee used the peer group as the baseline to review the overall competitiveness of the co-CEOs and COO/CFO’s total compensation levels. While the Compensation Committee considered peer group data and Mercer’s advice in making decisions with respect to our executive compensation program, it did not formally benchmark total executive compensation or individual compensation elements against this peer group and ultimately made its own decision about these matters, based on its own business experience and judgment.

Compensation Components and Process

Base Salary

We provide base salaries to recognize ongoing performance of job responsibilities and as a tool to attract and retain employees. The annual salary for executive officers (including the Named Executive Officers shown in the “Summary Compensation Table” below) is determined relative to job scope and responsibilities, past and current contributions and individual factors (such as unique skills, demand in the labor market and longer-term development and succession plans). The Compensation Committee emphasizes pay-for-performance in all components of compensation, including making salary adjustments. In determining the salaries of the executive officers, the Compensation Committee considers information provided by the Company’s co-CEOs (with respect to the performance of other executive officers), the results of the review of the co-CEOs’ performance by the Compensation Committee and the analysis and recommendations made by Mercer. The co-CEOs are responsible for evaluating the performance of all other executive officers and recommending salary adjustments, which are reviewed and approved by the Compensation Committee. The Compensation Committee reviews executive officer salaries annually. In addition to considering the performance of individual executive officers, significant weight is placed on the financial performance of the Company when considering salary adjustments.

In April 2010, the Company amended and restated the employment agreements of Messrs. Flax and Rosenfield, pursuant to which their annual base salaries increased to $679,000 each, retroactive to January 2010. For additional information, see “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements” below. Base salaries for Messrs. Beck and Gillette and Ms. Goldsmith-Grover were increased by 2%, in line with Company-wide salary increases in 2010.

Long-term Equity Compensation

The Company strongly believes that equity ownership by executive officers provides incentives to build stockholder value and align the interests of executive officers with the stockholders. Because vesting typically is based on continued employment, our equity-based incentives also encourage the retention of our Named Executive Officers through the award vesting period.

Historically, we have granted stock options as a key equity incentive vehicle. In consultation with Mercer and the executive officers, the Compensation Committee determined that stock option grants under the Company’s 2004 Omnibus Incentive Compensation Plan (“2004 Plan”) were an effective instrument to achieve this goal because the value of stock options are tied to the Company’s future performance. Since employees realize value from stock options only if the Company’s stock price increases relative to the stock option’s exercise price, we believe stock options provide meaningful incentives to achieve increases in the value of our stock over time. The size of an initial stock option grant to an executive officer has generally been determined based on the responsibilities and future contributions of the executive officer, as well as recruitment and retention considerations. Additionally, the Company typically awarded stock option grants to certain corporate office employees based on their job level, including the executive officers, in February of each year, with an exercise price per share equal to the closing price of the Company’s common stock on the grant date. Historically, these annual, or “refresher,” stock option grants to employees at the Senior Vice President level have been with respect to 15,000 shares and typically vest semi-annually over a period of four years, with a maximum term of 10 years. Refresher stock option grants were not awarded in 2010, as our 2004 Plan no longer contains a sufficient number of authorized shares to permit equity grants at similar levels as in the past.

We have also utilized restricted stock grants to recognize our executive officers’ contributions to the Company and encourage their long-term retention. We believe that these awards enable us to deliver competitive compensation value to executive officers at levels sufficient to retain top talent within our executive officer ranks, and enable our executive officers to establish a meaningful equity stake in the Company that would vest over a period of years based on contributed service. In connection with amending their employment agreements in April 2010, the co-CEOs and COO/CFO were granted 80,000 shares each and 60,000 shares, respectively, of restricted common stock. The awards granted to Messrs. Rosenfield and Flax were granted under the 2004 Plan and will vest in substantially equal installments on April 8 of each of 2011, 2012 and 2013, subject to continued service through the applicable vesting date. Ms. Collyns’ award was also granted under the 2004 Plan and will vest in equal installments on December 31 of each of 2010, 2011 and 2012, subject to continued service through the applicable vesting date. For additional information, see “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements” below.

Bonus & Non-equity Incentive Compensation

Executive Bonus Plan. The Company provided non-equity incentive compensation in 2010 in accordance with the Executive Bonus Plan (the “Bonus Plan”) which was approved by stockholders in 2005 and was designed to reward achievement at specified levels of financial performance. The maximum amount that may be paid to any executive officer under the Bonus Plan for any calendar year was $1.2 million.

On January 25, 2010, the Compensation Committee adopted a bonus program for the first quarter of 2010 under the Bonus Plan (the “Quarter 1 Bonus Program”) under which bonus payouts were based on the achievement of pre-established targets of Adjusted Earnings Before Interest, Taxes and Depreciation and Amortization after Pre-Opening Costs (“Adjusted EBITDA”) covering the first quarter of 2010. On May 27, 2010, the Compensation Committee adopted a bonus program covering the second, third and fourth quarters of 2010 under the Bonus Plan (the “Quarters 2 – 4 Bonus Program”), under which bonus payouts were based on the achievement of pre-established Adjusted EBITDA targets covering this three-quarter performance period.

Under each bonus program, cash bonuses were payable at the Named Executive Officer’s bonus threshold level upon the achievement at the threshold level of 90% of the relevant target Adjusted EBITDA, and payable at 100% of each Named Executive Officer’s target bonus upon the achievement of 100% of the relevant target Adjusted EBITDA. Bonuses under each bonus program were subject to a cap of (i) with respect to the co-CEOs and COO/CFO, 200% of the executive’s base salary for the applicable performance period; and (ii) with respect to the other Named Executive Officers, 125% of the executive’s applicable target bonus for the applicable performance period. The following table sets forth the threshold, target and maximum bonus for each Named Executive Officer under each bonus program:

Named Executive Officer	Threshold Bonus (percentage of base salary for the performance period)	Target Bonus (percentage of base salary for the performance period)	Maximum Bonus (percentage of base salary for the performance period)
Larry S. Flax	30%	75%	200%
Richard L. Rosenfield	30%	75%	200%
Susan M. Collyns	30%	50%	200%
Thomas P. Beck	20%	40%	50%
Sarah A. Goldsmith-Grover	22.5%	45%	56.25%
Peter C. Gillette	22.5%	45%	56.25%

In connection with entering into their second amended and restated employment agreements in April 2010, the annual target bonus for Messrs. Flax and Rosenfield was increased to 75% of annual base salary. Ms. Collyns’ target bonus opportunity was revised in April 2010 from 45% of base salary to 50% of base salary in connection with her promotion to Chief Operating Officer. The other Named Executive Officers’ bonus target levels were set at the same level as in 2009.

The following table presents the Adjusted EBITDA threshold, target and maximum goals as well as our actual performance relative to the targets (in thousands):

	Adjusted EBITDA Threshold	Adjusted EBITDA Target	Adjusted EBITDA Maximum(1)	Adjusted EBITDA Maximum(2)	Actual Adjusted EBITDA
Q1	$9,128	$10,142	$11,460	$10,649	$13,368
Q2-Q4 Aggregate Period	$44,795	$49,772	$56,242	$52,261	$46,557

(1)	Represents the Adjusted EBITDA Maximum for the co-CEOs and COO/CFO as outlined in the Quarter 1 Bonus Program and Quarters 2-4 Bonus Program. As the result of higher maximum bonus percentages for the co-CEOs and COO/CFO than for Messrs. Beck and Gillette and Ms. Goldsmith-Grover, the Adjusted EBITDA maximum goals were higher for the co-CEOs and COO/CFO than for the remaining Named Executive Officers.
(2)	Represents the Adjusted EBITDA Maximum for Messrs. Beck and Gillette and Ms. Goldsmith-Grover under the Quarter 1 Bonus Program and Quarters 2-4 Bonus Program.

Based on the Company’s actual achievement of Adjusted EBITDA for the Quarter 1 Bonus Program, each of the Named Executive Officers received a payout equal to his or her respective maximum bonus with respect to that performance period. Based on the Company’s actual achievement of Adjusted EBITDA for the Quarters 2 – 4 Bonus Program at 93% of target, each of the co-CEOs and COO/CFO received a payout equal to 46% and 36% of their base salaries for the performance period (or 61% and 72% of the target bonus for the performance period), respectively, and each of the other Named Executive Officers received a payout equal to 65% of their target bonus for the performance period. The payouts as a percentage of target bonus for each Named Executive Officer differed due to the different ranges between each executive’s threshold and target bonuses.

The following table sets forth the bonuses paid to each of the Named Executive Officers under the Quarter 1 Bonus Program and Quarters 2 – 4 Bonus Program:

Executive	Quarter 1 Bonus Program	Quarters 2 – 4 Bonus Program	Total 2010 Bonus
Larry S. Flax	$339,500	$234,255	$573,755
Richard L. Rosenfield	$339,500	$234,255	$573,755
Susan M. Collyns	$237,500	$128,250	$365,750
Thomas P. Beck	$30,122	$46,990	$77,112
Sarah A. Goldsmith-Grover	$32,991	$51,465	$84,456
Peter C. Gillette	$32,273	$50,347	$82,620

Discretionary Bonus. In January 2010, the Compensation Committee approved a special discretionary cash bonus in the amount of $22,500 to each of Messrs. Beck and Gillette and Ms. Goldsmith-Grover. These bonuses were granted in lieu of the refresher stock options or other equity-based incentive compensation that otherwise would have been granted in 2010 but for the fact that our 2004 Plan no longer contained sufficient authorized shares to permit equity grants at similar levels as in the past. These bonuses were paid in December 2010, subject to the executive’s continued employment through the payment date. Our co-CEOs and COO/CFO were not eligible to receive this discretionary bonus because they received grants of restricted stock in connection with the April 2010 amendment of each of their employment agreements.

Retirement Savings: 401(k) Plan and Nonqualified Deferred Compensation Plan

401(k) Plan. With the exception of certain highly compensated employees, all of our full-time employees are eligible to participate in our 401(k) plan. In 2010, none of the Named Executive Officers participated in our 401(k) plan. Pursuant to our 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit, which was $16,500 in 2010, and to have the amount of this reduction contributed to our 401(k) plan. In 2010, the Company made discretionary matching contributions in an amount equal to 30 cents for every dollar contributed, up to six percent of contributed compensation.

Nonqualified Deferred Compensation Plan. The Company has established an Executive Retirement Savings Plan (“ERSP”). The ERSP is a non-qualified deferred compensation plan for the Company’s highly compensated employees, as defined in the ERSP, who are otherwise ineligible for full participation in the Company’s 401(k) plan because their participation could reduce the opportunity for other employees to contribute based on standards for tax qualified plans. In 2010, each of our Named Executive Officers, except for Mr. Gillette, participated in the ERSP. The ERSP allows participating employees to defer up to 80% of their base salary and 100% of their eligible bonuses. The Company makes a discretionary matching contribution on behalf of each participant at the same rate as the 401(k) plan (and subject to the maximum contribution limit). A participant is always 100% vested in his or her deferral. Until the participant achieves three years of service with the Company, matching contributions vest in equal annual percentages from the date of match until such three-year anniversary; matching contributions made subsequent to such anniversary are fully vested upon match. The participant may select from among a number of investment alternatives for his or her deferrals, which are similar investment alternatives for 401(k) participants. After annual discrimination testing is performed by the Company’s third-party benefits administrator, an eligible portion of the deferred amounts may “wrap” into the 401(k) plan. In 2010, $13,705 was wrapped for the Named Executive Officers into the 401(k) plan. Amounts that are deferred in the ERSP are paid out based on the participant’s election upon termination of employment or, if earlier, upon a termination of the plan under qualifying circumstances. A participant may request an earlier distribution in the event of an unforeseeable financial emergency or schedule an in-service distribution.

Other Benefits and Perquisites

The Named Executive Officers receive life insurance that is at the same level of coverage as provided to our employees in the position of Vice President and above. The Company pays the premium payments for these policies. The co-CEOs and the COO/CFO also receive long-term disability insurance under the Company’s benefits program which is available to all eligible employees of the Company on the same basis. In addition, in 2010 Ms. Collyns and Ms. Goldsmith-Grover each elected to receive a cash payment in lieu of accrued vacation; this benefit is made available to each of our employees.

In addition to employee benefits available to all employees of the Company, under the terms of their employment agreements the co-CEOs are eligible to receive a supplemental executive retirement benefit in an amount equal to $200,000 per year payable for the remainder of their lives. The supplemental executive retirement benefit program provides a competitive retirement benefit and additional security to the co-CEOs and aids in their retention. For additional information, see “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements” below.

We also offer perquisites to our executives to attract and retain top executive talent. The Company was party to Time Sharing Agreements with our co-CEOs pursuant to which they could use and reimburse the Company for the incremental cost of their personal use of the Company’s aircraft, according to rules established by the Federal Aviation Administration. Since the co-CEOs reimbursed the Company for each of their personal flights under the terms of their Time Sharing Agreements, under the SEC reporting rules the costs of such flights were not considered perquisites reportable in the Summary Compensation Table. Following the expiration of their Time Sharing Agreements, family members of each of the co-CEOs accompanied them on the Company’s aircraft on certain business trips. In addition, Ms. Collyns and Ms. Goldsmith-Grover used the aircraft for personal flights in 2010, and family members of each executive officer accompanied them on certain business trips. In 2010, we also provided to certain of our executives a monthly car allowance.

For additional information, see the “Summary Compensation Table” below.

Severance and Change in Control Benefits

Employment Agreements. The Company has entered into employment agreements with the co-CEOs and COO/CFO. Each employment agreement provides for certain payments and benefits upon a qualifying termination. These provisions are intended to promote stability and continuity of our senior management. More information concerning these employment agreements and the severance payments appears herein under the caption “Potential Payments Upon Termination or Change in Control” below.

In addition, in April 2010, the Company amended the employment agreements with each of the co-CEOs to, among other things, eliminate the provision entitling the executives to the payment of excise taxes on payments and benefits received upon a qualifying termination following a change in control, which is more reflective of current compensation practices and trends.

Severance Plan. In February 2011, the Board approved an extension of the California Pizza Kitchen, Inc. Severance Plan (“Severance Plan”) which was previously entered into in April 2010. The Severance Plan sets forth the terms of severance benefits in the event of a qualifying termination for employees holding the title of Vice President or above who are designated as participants by the Company’s Board of Directors or Compensation Committee. The co-CEOs and COO/CFO do not participate in the Severance Plan as their severance benefits are provided under their employment agreements. The Plan will become effective upon the consummation of a “corporate transaction” (as defined in the Severance Plan). As extended, the Plan will automatically terminate on the second anniversary of the date on which the Plan was adopted if no corporate transaction occurs before that date. The Severance Plan provides for severance payments, including a lump sum payment of base salary, the payment of healthcare premiums and accrued obligations, in the event of a termination without cause or termination by the employee for good reason within twelve months following a qualifying corporate transaction. For additional information, see “Potential Payments Upon Termination or Change in Control” below.

Tax and Accounting Implications

Section 162(m) of the Internal Revenue Code

The Company has considered the provisions of the Internal Revenue Code (the “Code”), as amended, and in particular Section 162(m) of the Code, which restricts deductibility of executive compensation paid to certain of our executive officers at the end of any fiscal year to the extent such compensation exceeds $1,000,000 for any of such executive officers in any year and does not qualify for an exception under the statute or regulations. In the future, the Compensation Committee will continue to evaluate the advisability of qualifying its executive compensation for deductibility of such compensation.

Section 409A of the Internal Revenue Code

Section 409A of the Code requires that “nonqualified deferred compensation” be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments and certain other matters. Failure to satisfy these requirements can expose employees and other service providers to accelerated income tax liabilities and penalty taxes and interest on their vested compensation under such plans. Accordingly, we generally intend to design and administer our compensation and benefits plans and arrangements for all of our employees and other service providers, including our named executive officers, so that they are either exempt from, or satisfy the requirements of, Section 409A of the Code. With respect to our compensation and benefit plans that are subject to Section 409A of the Code, in accordance with Section 409A of the Code and regulatory guidance issued by the Internal Revenue Service, we are currently operating such plans in compliance with Section 409A of the Code.

Accounting Standards

ASC Topic 718, Compensation—Stock Compensation, or ASC Topic 718 (formerly known as FASB 123(R)), requires us to recognize an expense for the fair value of equity-based compensation awards. Grants of stock options and restricted stock under our equity incentive award plans are accounted for under ASC Topic 718. The Compensation Committee regularly considers the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity incentive award plans and programs. As accounting standards change, we may revise certain programs to appropriately align accounting expenses of our equity awards with our overall executive compensation philosophy and objectives.

Summary Compensation Table

The following table sets forth summary information concerning the compensation awarded to, paid to or earned by each of our Named Executive Officers for all services rendered in all capacities to us during the past three fiscal years.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(6)	All Other Compensation ($)(7)	Total ($)
Larry S. Flax Co-Chief Executive Officer Co-Chairman of the Board and Co-President	2010 2009 2008	679,000 600,000 600,000	— 150,000 —	1,454,400 — —	— — —	573,755 585,000 270,000	393,370 236,515 209,316	5,993 35,990 35,840	3,106,518 1,607,505 1,115,156

Richard L. Rosenfield Co-Chief Executive Officer Co-Chairman of the Board and Co-President	2010 2009 2008	679,000 600,000 600,000	— 150,000 —	1,454,400 — —	— — —	573,755 585,000 270,000	294,202 163,763 144,780	5,993 35,990 35,840	3,007,350 1,534,753 1,050,620

Susan M. Collyns Chief Operating Officer, Chief Financial Officer and Executive Vice-President	2010 2009 2008	475,000 475,000 388,000	— 118,750 —	1,090,800 322,800 —	— — 910,553	365,750 452,438 130,950	— — —	39,141 25,259 38,239	1,970,691 1,394,247 1,467,742

Thomas P. Beck Senior Vice-President, Construction	2010 2009 2008	240,975 236,250 236,250	22,500 29,531 —	— — —	— 68,826 70,043	77,112 88,593 70,875	— — —	20,503 21,588 20,606	361,090 444,789 397,774

Sarah A. Goldsmith-Grover Chief Communications Officer and Senior Vice-President, Marketing and Public Relations	2010 2009 2008	234,600 230,000 222,087	22,500 32,344 —	— — —	— 22,942 141,077	84,456 97,032 69,047	— — —	31,705 25,094 20,576	373,261 407,411 452,787

Peter C. Gillette Senior Vice-President, Franchise and International Development	2010	229,500	22,500	—	—	82,620	—	16,302	350,922

(1)	Reflects base salary before pre-tax contributions and includes compensation deferred under our Executive Retirement Savings Plan. See the discussion of contributions to this plan in “Compensation Discussion and Analysis—Retirement Savings—401(k) Plan and Nonqualified Deferred Compensation.” The following amounts were deferred in 2010 into the ERSP:

Named Executive Officer	Amount
Larry S. Flax	$—
Richard L. Rosenfield	$—
Susan M. Collyns	$132,604
Thomas P. Beck	$78,300
Sarah A. Goldsmith-Grover	$17,063
Peter C. Gillette	$—

(2)	In 2010 only, amounts represent the payment of cash bonuses in lieu of stock options or other equity awards that otherwise would have been granted to the executives in 2010.
(3)	Amounts represent the aggregate grant date fair value of restricted stock granted to our Named Executive Officers computed in accordance with ASC Topic 718. Assumptions used in the calculation of this amount for 2010 are included in Note 12 to the Company’s audited financial statements in our 2010 Annual Report on Form 10-K.

(4)	Amounts represent the aggregate grant date fair value of stock options granted to our Named Executive Officers computed in accordance with ASC Topic 718. Assumptions used in the calculation of this amount are included in Note 12 to the Company’s audited financial statements in our 2010 Annual Report on Form 10-K.
(5)	Amounts represent cash bonus payments under our Executive Bonus Plan. See “Compensation Discussion and Analysis—Bonus & Non-Equity Incentive Compensation” for further discussion of this plan and payments made thereunder.
(6)	Amounts represent the aggregate change in actuarial present value of the each co-CEO’s accumulated benefit under the supplemental executive retirement program. We do not pay any preferential or above-market earnings on our Nonqualified Deferred Compensation Plan.
(7)	“All Other Compensation” includes the amounts of other compensation, including perquisites, paid to or on behalf of our Named Executive Officers during 2010, as shown in the table below. Perquisites and other personal benefits are valued based on the aggregate incremental cost to us. In 2010, our COO/CFO and Ms. Goldsmith-Grover traveled on the Company’s aircraft for personal use; in addition, family members of the co-CEOs, COO/CFO and Ms. Goldsmith-Grover traveled with them on the Company’s aircraft. For this purpose, the Company has calculated the aggregate incremental cost based on the variable operating costs that were incurred as a result of personal use of the aircraft (such as fuel, maintenance, crew travel expenses, landing/parking fees, on-board catering and smaller variable costs). Non-variable costs have been excluded from the calculation as they would have been incurred regardless of whether there was any personal use of the aircraft.

Named Executive Officer	Year	Auto Allowance ($)	Employer Match of Non-Qualified Deferred Compensation ($)	Life Insurance Premiums ($)	Cash Payout of Accrued Vacation ($)	Personal Use of Company Aircraft ($)	Total All Other Compensation ($)
Larry S. Flax	2010	—	4,156	1,837	—	—	5,993
Richard L. Rosenfield	2010	—	4,156	1,837	—	—	5,993
Susan M. Collyns	2010	—	4,156	1,837	27,404	5,744	39,141
Thomas P. Beck	2010	15,000	4,156	1,347	—	—	20,503
Sarah A. Goldsmith-Grover	2010	15,000	3,426	1,395	4,512	7,372	31,705
Peter C. Gillette	2010	15,000	—	1,302	—	—	16,302

Grants of Plan-Based Awards

The following table sets forth summary information regarding all grants of plan-based awards made to our Named Executive Officers for the year ended January 2, 2011.

Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)(2)
Name	Grant Date (1)	Threshold	Target	Maximum	All Other Stock Awards: Number of Shares of Stock (3)	Grant Date Fair Value of Stock Awards ($)(4)
Larry S. Flax	1/25/2010 4/8/2010 5/27/2010	50,925 — 152,775	127,312 — 381,937	339,500 — 1,018,500	— 80,000 —	— 1,454,400 —

Richard L. Rosenfield	1/25/2010 4/8/2010 5/27/2010	50,925 — 152,775	127,312 — 381,937	339,500 — 1,018,500	— 80,000 —	— 1,454,400 —

Susan M. Collyns	1/25/2010 4/8/2010 5/27/2010	35,625 — 106,875	59,375 — 178,125	237,500 — 712,500	— 60,000 —	— 1,090,800 —
Thomas P. Beck	1/25/2010 5/27/2010	12,049 36,146	24,098 72,293	30,122 90,366	— —	— —

Sarah A. Goldsmith-Grover	1/25/2010 5/27/2010	13,196 39,589	26,393 79,178	32,991 98,972	— —	— —

Peter C. Gillette	1/25/2010 5/27/2010	12,909 38,728	25,819 77,456	32,273 96,820	— —	— —

(1)	Reflects the date on which the grant was approved by the Board of Directors or Compensation Committee.
(2)	Amounts shown in these columns represent each Named Executive Officer’s incentive bonus opportunity under the Quarter 1 Bonus Program and Quarters 2 – 4 Bonus Program. The “Target” amount represents the Named Executive Officer’s target bonus if Adjusted EBITDA is achieved at the target level. The “Threshold” amount represents the Named Executive Officer’s threshold bonus if Adjusted EBITDA is achieved at the minimum 90% threshold level. The “Maximum” amount represents the Named Executive Officer’s maximum bonus if Adjusted EBITDA is achieved at the executive’s respective maximum level. For additional information regarding the Quarter 1 Bonus Program and Quarters 2 – 4 Bonus Program, see “Elements of Compensation—Bonus & Non-equity Incentive Compensation” above.
(3)	Represents restricted stock granted in 2010. Restricted stock granted to Messrs. Flax and Rosenfield will vest in equal annual installments on each of the first, second and third anniversaries of the grant date. Restricted stock granted to Ms. Collyns will vest in equal installments on December 31 of each of 2010, 2011 and 2012.
(4)	Reflects the full grant date fair value of restricted stock granted in 2010 as determined in accordance with ASC Topic 718. Assumptions used in the calculation of this amount are included in Note 12 to the Company’s audited financial statements in our 2010 Annual Report on Form 10-K.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

We have entered into employment agreements with Messrs. Flax and Rosenfield and Ms. Collyns. Messrs. Beck and Gillette and Ms. Goldsmith-Grover are not parties to an employment agreement with the Company. The principal elements of these employment agreements are summarized below. Each of the employment agreements provides that the executive will continue to be bound to comply with post-employment covenants to protect our confidential information and to not solicit our employees.

Under the employment agreements, in the event of a qualifying termination, the executive will be entitled to certain payments and benefits, as described under “Potential Payments Upon Termination or Change in Control” below.

Employment Agreements

Messrs. Flax and Rosenfield

In April 2005, we entered into, and in December 2008 we amended and restated, employment agreements with Larry S. Flax and Richard L. Rosenfield to serve as co-CEOs. The term of the employment agreements expired on December 31, 2009, subject to automatic one-year extensions. We further amended and restated each of the co-CEO’s employment agreements in April 2010, effective as of January 4, 2010 (the “2010 co-CEO employment agreements”). The term of the 2010 co-CEO employment agreements will expire on December 31, 2012, subject to automatic one-year renewals commencing on December 31, 2010 and on each subsequent anniversary thereafter, unless earlier terminated.

Pursuant to the 2010 co-CEO employment agreements, we are required to use our reasonable best efforts to cause each co-CEO to be nominated to the Board of Directors and continued to be named co-Chairman of the Board of Directors during the executive’s employment term. Under the 2010 co-CEO employment agreements, as of January 4, 2010 Messrs. Flax and Rosenfield each are entitled to receive a base salary of $679,000 per year, subject to discretionary annual increases from the Board of Directors. In addition, the 2010 co-CEO employment agreements provide that each co-CEO is eligible to receive an annual bonus targeted at 75% of annual base salary, based on the achievement of certain performance objectives, and that they are entitled to participate in all medical, health insurance and fringe benefits maintained for the benefit of our full-time employees. Messrs. Flax and Rosenfield are each entitled to a supplemental retirement benefit in an amount equal to $200,000 per year payable for life, subject to certain reductions if the executive terminates employment without good reason or is terminated by the Company for cause prior to calendar year 2012. Under the 2010 co-CEO employment agreements, the co-CEO’s automobile allowance and Company-reimbursement for country/dining club membership dues were eliminated.

In connection with entering into the 2010 co-CEO employment agreements, each co-CEO was granted 80,000 shares of restricted common stock, which will vest in equal annual installments on each of the first, second and third anniversaries of the grant date, subject to continued employment with us through vesting. The 2010 co-CEO employment agreements further provide that, for the year 2011 and each subsequent year during the employment term, each co-CEO will be entitled to receive annual equity or other long-term incentive awards having a grant date value equal to $1,000,000, subject to such vesting requirements as the Compensation Committee may determine in its discretion, but not to exceed three years for time-based vesting awards.

The 2010 co-CEO employment agreements also provides for certain payments upon a qualifying termination. For additional information, see “Potential Payments Upon Termination or Change in Control” below.

Pursuant to the original employment agreements, in December 2004 and April 2005, each of Messrs. Flax and Rosenfield were each granted options to acquire an aggregate of 900,000 shares of common stock. All of the shares underlying these stock options are vested as of January 2, 2011. In addition, on January 11, 2006, the co-CEOs were each granted 105,000 shares of restricted stock. This award vests as to (1) 18,750 shares on the first anniversary of the grant date and thereafter an additional 4,687 shares of subject to the award on each quarterly anniversary until and including the fourth anniversary of the grant date; (2) 15,000 shares subject to the award on the earlier of (i) the fifth anniversary of the grant date and (ii) the last day of the first 30-day period following January 1, 2005 during which the average closing price of our common stock exceeds $23.33 per share; and (3) the remaining 15,000 shares of restricted stock subject to the award on the earlier of (i) the fifth anniversary of the grant date and (ii) the last day of the first 30-day period following January 1, 2005 during which the average closing price of our common stock exceeds $26.67 per share.

Ms. Collyns

In April 2005, we entered into, and in August 2009 we amended and restated, an employment agreement with Susan M. Collyns to serve as Senior Vice President, Finance, Chief Financial Officer and Chief Operating Officer. We further amended this employment agreement in April 2010 (the “2010 Collyns employment agreement”), pursuant to which Ms. Collyns currently serves as Executive Vice President, Chief Financial Officer and Chief Operating Officer. The initial term of the 2010 Collyns employment agreement will expire on December 31, 2012, subject to automatic one-year extensions, unless earlier terminated. Under the 2010 Collyns employment agreement, Ms. Collyns is entitled to receive a base salary of $475,000 per year, subject to discretionary annual increases from the Compensation Committee. In addition, the 2010 Collyns employment agreement provides that Ms. Collyns is eligible to receive an annual bonus targeted at 50% of her annual base salary, based on the achievement of certain performance objectives and that she is entitled to participate in all medical, health insurance and fringe benefits maintained for the benefit of our full-time employees

In connection with entering into the August 2009 amended and restated agreement, Ms. Collyns received a grant of 20,000 shares of our restricted stock, which vested in full on December 31, 2009. In addition, in connection with entering into the 2010 Collyns employment agreement, the Company awarded Ms. Collyns a grant with respect to 60,000 shares of restricted common stock, which will vest in equal annual installments on December 31 of each of 2010, 2011 and 2012, subject to continued employment with us through vesting.

The 2010 Collyns employment agreement provides for certain payments upon a qualifying termination. For additional information, see “Potential Payments Upon Termination or Change in Control” below.

In connection with entering into the original employment agreement and the August 2009 amended and restated agreement, Ms. Collyns received an option covering 150,000 shares of common stock and 20,000 shares of restricted common stock, respectively, each of which are vested in full as of January 2, 2011.

Outstanding Equity Awards at Fiscal Year End

The following table summarizes the number of shares of common stock underlying outstanding option and stock awards for each of our Named Executive Officers as of January 2, 2011.

	Option Awards				Stock Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
Larry S. Flax	150,000	—	12.63	3/3/2014
	450,000	—	15.74	12/29/2014
	450,000	—	15.52	4/11/2015
					15,000	(2)	259,200
					80,000	(3)	1,382,400

Richard L. Rosenfield	150,000	—	12.63	3/3/2014
	450,000	—	15.74	12/29/2014
	450,000	—	15.52	4/11/2015
					15,000	(2)	259,200
					80,000	(3)	1,382,400

Susan M. Collyns	5,625	—	13.31	1/18/2012
	7,500	—	14.94	1/21/2013
	150,000	—	16.34	4/21/2015
	52,500	—	20.23	2/15/2016
	39,375	5,625	22.41	2/21/2017
	128,125	66,875	14.66	2/20/2018
					40,000	(4)	691,200

Thomas P. Beck	52,500	—	12.11	11/10/2013
	30,000	—	16.00	2/23/2015
	30,000	—	20.23	2/15/2016
	11,250	3,750	18.47	8/14/2017
	9,375	5,625	14.66	2/20/2018
	5,625	9,375	11.00	2/18/2019

Sarah A. Goldsmith-Grover	37,500	—	14.67	1/8/2011
	30,000	—	14.94	1/21/2013
	30,000	—	16.00	2/23/2015
	30,000	—	20.23	2/15/2016
	11,250	3,750	18.47	8/14/2017
	9,375	5,625	14.66	2/20/2018
	7,500	7,500	14.68	8/13/2018
	1,875	3,125	11.00	2/18/2019

Peter C. Gillette	7,500	—	12.11	11/10/2013
	3,750	—	16.00	2/23/2015
	37,500	—	20.23	2/15/2016
	8,437	2,813	18.47	8/14/2017
	9,375	5,625	14.66	2/20/2018
	5,625	9,375	11.00	2/18/2019

(1)	The following table provides information with respect to our Named Executive Officers’ unexercisable stock options as of the year ended January 2, 2011.

	Stock Options
Vesting Date	Larry S. Flax	Richard L. Rosenfield	Susan M. Collyns	Thomas P. Beck	Sarah A. Goldsmith- Grover	Peter C. Gillette
2/13/2011	—	—	—	—	1,875	—
2/14/2011	—	—	—	1,875	1,875	1,406
2/18/2011	—	—	—	1,875	625	1,875
2/20/2011	—	—	55,625	1,875	1,875	1,875
2/21/2011	—	—	5,625	—	—	—
8/13/2011	—	—	—	—	1,875	—
8/14/2011	—	—	—	1,875	1,875	1,407
8/18/2011	—	—	—	1,875	625	1,875
8/20/2011	—	—	5,625	1,875	1,875	1,875
2/13/2012	—	—	—	—	1,875	—
2/18/2012	—	—	—	1,875	625	1,875
2/20/2012	—	—	5,625	1,875	1,875	1,875
8/13/2012	—	—	—	—	1,875	—
8/18/2012	—	—	—	1,875	625	1,875
2/18/2013	—	—	—	1,875	625	1,875

Total	—	—	72,500	18,750	20,000	17,813

(2)	Pursuant to each of the 2010 co-CEO employment agreements, the 105,000 shares of restricted stock issued to each of them on January 11, 2006 vest as follows: (1) 18,750 shares of restricted stock will vest on the first anniversary of the grant date and thereafter an additional 4,687 shares of restricted stock subject to the award shall vest on each quarterly anniversary until and including the fourth anniversary of the grant date; (2) 15,000 shares of restricted stock will vest on the earlier of (i) the fifth anniversary of the grant date and (ii) the last day of the first 30-day period following January 1, 2005 during which the average closing price of our common stock exceeds $23.33 per share; and (3) the remaining 15,000 shares of restricted stock will vest on the earlier of (i) the fifth anniversary of the grant date and (ii) the last day of the first 30-day period following January 1, 2005 during which the average closing price of our common stock exceeds $26.67 per share.
(3)	Pursuant to each of the 2010 co-CEO employment agreements, the 80,000 shares of restricted stock granted to each of them on April 8, 2010 will vest in equal annual installments on each of the first, second and third anniversaries of the grant date.
(4)	Pursuant to the 2010 Collyns agreement, the 60,000 shares of restricted stock granted to her on April 8, 2010 will vest in equal annual installments on December 31 of each of 2010, 2011 and 2012.

Option Exercises and Vested Stock

The following table summarizes the vesting of stock applicable to our Named Executive Officers during the year ended January 2, 2011. None of our Named Executive Officers exercised any options during 2010.

	Stock Awards
Name	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)(1)
Larry S. Flax	4,688	$61,835
Richard L. Rosenfield	4,688	$61,835
Susan M. Collyns	20,000	$345,600
Thomas P. Beck	—	$—
Sarah A. Goldsmith-Grover	—	$—
Peter C. Gillette	—	$—

(1)	Amounts shown are based on the fair market value of our common stock on the applicable vesting date.

Pension Benefits

The table below sets forth summary information regarding pension benefits for the Named Executive Officers.

Name	Plan Name	Number of Years Credited Service (#)		Present Value of Accumulated Benefit ($)(2)	Payments During Last Fiscal Year ($)
Larry S. Flax	Supplemental retirement benefit, per second amended and restated employment agreement	N/A	(1)	1,329,785	$0

Richard L. Rosenfield	Supplemental retirement benefit, per second amended and restated employment agreement	N/A	(1)	942,075	$0

(1)	SERP benefits are not calculated using a service-based formula; the benefit is a fixed dollar amount.
(2)	These amounts represent the actuarial present value of the Named Executive Officer’s accumulated benefit under the supplemental retirement benefit program at January 2, 2011 using the following assumptions: normal retirement age of 70; discount rate of 6.0%; inflation rate of 2.5%; RP2000 mortality table with improvements to 2025; life annuity as normal form of payment.

The Company maintains an unfunded, non-qualified, noncontributory, supplemental executive retirement program pursuant to each of the 2010 co-CEO employment agreements that provides the co-CEOs with defined supplemental retirement benefits. Messrs. Flax and Rosenfield are each eligible for a supplemental retirement benefit payable for their life in an amount equal to $200,000 per year. If the executive voluntarily terminates employment without good reason or is terminated for cause prior to calendar year 2010, this amount shall be reduced by a percentage equal to the product of (i) 15% and (ii) the lesser of (x) the number of full or partial calendar years remaining until calendar year 2012, or (y) five less the Contribution Offset, as defined in the 2010 co-CEO employment agreements. For additional information, see “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements” above.

Nonqualified Deferred Compensation

The following table sets forth summary information regarding contributions to and account balances under our Executive Retirement Savings Plan for and as of the year ended January 2, 2011. Under the ERSP, participants may defer up to 80% of base salary and 100% of cash bonuses. After annual discrimination testing is performed by the Company’s third-party benefit administrator, an eligible portion of the annual deferrals may “wrap” into the Company’s 401(k) plan. In 2010, $13,705 was deferred under the plan to the Company’s 401(k) plan for the Named Executive Officers. An executive must make an irrevocable election prior to each plan year; therefore, changing or stopping an elected annual deferral amount while remaining a participant is prohibited. Amounts that are deferred in the Executive Retirement Savings Plan are paid out based on the participant’s election upon termination of employment or, if earlier, upon a termination of the plan under qualifying circumstances. A participant may request an earlier distribution in the event of an unforeseeable financial emergency.

	Executive Contributions in 2010 ($)(1)	Company Contributions in 2010 ($)(2)	Aggregate Earnings in 2010($)	Aggregate Withdrawals/ Distributions ($)(3)	Aggregate Balance at January 2, 2011 ($)
Larry S. Flax	—	4,156	38,061	—	311,678
Richard L. Rosenfield	—	4,156	37,945	—	310,922
Susan M. Collyns	132,604	4,156	56,718	—	334,594
Thomas P. Beck	78,300	4,156	32,583	—	299,514
Sarah A. Goldsmith-Grover	17,063	3,426	24,900	(26,184)	208,052
Peter C. Gillette	—	—	—	—	—

(1)	These amounts are included in the Summary Compensation table in the “Salary” column.
(2)	These amounts are included in the Summary Compensation table in the “All Other Compensation” column.
(3)	Represents amount that was wrapped to the Company’s 401(k) plan.

The following table illustrates the investment funds along with their rates of returns for 2010 under The Executive Deferred Compensation Plan:

Name of Investment Option	Rate of Return
American Funds IS International 2	7.23%
Lincoln VIP Mondrian International Value	2.46%
Lincoln VIP Small Cap Index	26.19%
Delaware VIP Small Cap Value	32.27%
AllianceBernstein VPS Small/Mid Cap Value	26.91%
Fidelity VIP Mid Cap	28.70%
American Funds IS Growth 2	18.68%
Lincoln VIP S&P 500 Index	14.73%
Lincoln VIP MFS Value	11.59%
American Century VP Inflation Protection II	5.12%
Lincoln VIP Delaware Bond	8.49%
Lincoln VIP Money Market	0.05%
Model Portfolio—Conservative	7.08%
Model Portfolio—Moderate / Conservative	9.67%
Model Portfolio—Moderate	11.41%
Model Portfolio—Moderate / Aggressive	12.73%
Model Portfolio—Aggressive	14.03%

Potential Payments Upon Termination or Change of Control

As discussed above, Messrs. Flax and Rosenfield and Ms. Collyns have entered into employment agreements with the Company that provide benefits upon termination of their employment in certain circumstances. Messrs. Beck and Gillette and Ms. Goldsmith-Grover are not parties to an employment agreement with the Company and instead have been designated as participants in the Severance Plan, as discussed above, which provides certain payments and benefits upon a qualifying termination.

Messrs. Flax and Rosenfield

Under each of the 2010 co-CEO employment agreements, in the event the employment of Messrs. Flax or Rosenfield is terminated by us without “cause” or by the executive for “good reason” (each, as defined in the 2010 co-CEO employment agreements), the executive will be entitled to (i) a cash lump sum payment equal to 1.75 multiplied by his base salary for the remainder of his employment period (as determined without regard to the termination of employment); (ii) full vesting (or lapse of restrictions) and exercisability of any unvested options, restricted stock or similar equity or long-term incentive awarded to the executive during his employment with the Company; (iii) extension of the post-termination exercise period of any stock option until the earlier of three years following the termination date or the expiration date of such option according to its terms; and (iv) continuation of health insurance benefits for 18 months following the date of termination.

In the event the employment of Messrs. Flax or Rosenfield is terminated by us without “cause” or by the executive for “good reason” within two years following a “change of control” (each, as defined in the 2010 co-CEO employment agreements), the executive will be entitled to the same benefits as specified above except that the executive will be entitled to (i) a cash lump sum payment equal to two times the sum of his base salary and annual target bonus (or, if greater, 1.75 times his base salary for the remainder of the employment term); and (ii) continuation of health insurance benefits for two years following the date of termination.

In the event the employment of either Messrs. Flax or Rosenfield is terminated as a result of his death or “disability”(as defined in the 2010 co-CEO employment agreements) , the executive (or his estate, as applicable) will be entitled to (i) full vesting and exercisability of any unvested options and immediate lapse of any restrictions on restricted stock or similar equity or long-term incentive awarded to the executive during his employment with the Company; and (ii) extension of the post-termination exercise period of any stock option until the earlier of three years following the termination date or the expiration date of such option according to its terms.

If any of the payments or benefits received or to be received by Messrs. Flax or Rosenfield are subject to the excise tax imposed under Section 4999 of the Code resulting from application of Section 280G of the Code, we will reduce such payments and benefits to the extent necessary such that the net amount paid to the executive is not subject to the excise tax imposed by Section 4999 of the Code. We will only reduce the net amount paid to the executive if the net amount, after such reduction, is greater than or equal to the total payments that would have otherwise been made (less any excise and income taxes owed)

Ms. Collyns

Under the 2010 Collyns employment agreement, in the event that we do not extend Ms. Collyns’ term of employment, she (will be entitled to (i) a cash lump sum payment equal to the sum of her base salary and target annual bonus; (ii) full vesting and immediate exercisability of any unvested options and immediate lapse of any restrictions on restricted stock awarded to Ms. Collyns during her employment term; (iii) extension of the post-termination exercise period of any stock option until the earlier of three years following the date of termination or the expiration date of such option according to its terms; and (iv) continuation of health insurance benefits for one year following the termination date. Any amounts payable to Ms. Collyns will be reduced by any compensation she earns as a result of consultancy with or employment by another entity or individual during the one year payout period.

In the event the employment of Ms. Collyns is terminated by us without “cause” or by her for “good reason” (each, as defined in the 2010 Collyns employment agreement), Ms. Collyns will be entitled to (i) a cash lump sum payment equal to two times the sum of her base salary and target annual bonus; (ii) full vesting and immediate exercisability of any unvested options and immediate lapse of any restrictions on restricted stock awarded to Ms. Collyns during her employment term; (iii) extension of the exercise period of any stock option until the earlier of three years following the date of termination or the expiration date of such option according to its terms; and (iv) continuation of health insurance benefits until the later of (a) one year following the date of termination and (b) the last day of the term of her employment period (as determined without regard to the termination of employment).

In the event the employment of Ms. Collyns is terminated by us without “cause” or by her for “good reason” within two years following a “change of control” (each, as defined in the 2010 Collyns employment agreement), Ms. Collyns will be entitled to the same benefits provided upon a termination without “cause” or for “good reason”, as specified above, except that Ms. Collyns will be entitled to continuation of health insurance benefits for two years following the date of termination.

In the event the employment of Ms. Collyns is terminated as a result of the death or “disability” (each, as defined in the 2010 Collyns employment agreement) of Ms. Collyns, she (or her estate, as applicable) will be entitled to (i) full vesting and immediate exercisability of any unvested options and immediate lapse of any restrictions on restricted stock; and (ii) extension of the exercise period of any stock option until the earlier of three years following the date of termination or the expiration date of such option according to its terms.

Severance Plan

Under the Severance Plan, if a participant’s employment is terminated by the Company other than for “cause” or by the participant for “good reason” (each, as defined in the Severance Plan) within twelve (12) months following a corporate transaction, the participant will be entitled to receive, subject to the signing of a general release of any claims against the Company, (i) any unpaid compensation and benefits accrued prior to the date of termination, (ii) a lump-sum payment equal to twelve (12) months base salary and (iii) if the executive elects to receive COBRA benefits, a lump-sum payment equal to six (6) months of the monthly COBRA premium in effect immediately prior to the date of termination. The Severance Plan also provides for customary confidentiality protections. Messrs. Beck and Gillette and Ms. Goldsmith-Grover participate in the Severance Plan. For additional information on the payments and benefits payable upon a qualifying termination under this plan, see “Compensation Discussion and Analysis—Severance and Change in Control Benefits” above.

Accelerated Vesting of Certain Equity Awards

Under the award agreements covering the stock options held by Messrs. Beck and Gillette and Ms. Goldsmith-Grover, the shares underlying these options will vest in full upon a qualifying change of control of the Company and qualifying termination of employment within twelve months following the change of control.

Summary of Potential Payments

The following table summarizes the payments that would be made to our Named Executive Officers upon the occurrence of a qualifying termination of employment, assuming that each executive’s termination of employment occurred on December 31, 2010, the last business day of fiscal 2010. Amounts shown do not include (i) accrued but unpaid salary through the date of termination, (ii) other benefits earned or accrued by the executive during his or her employment that are available to all salaried employees, such as accrued vacation and (iii) benefits accrued under the SERP. For information on the accrued amounts payable under the SERP, see the “Pension Benefits” table above.

	Termination Event	Cash Compensation ($)(5)	Options ($)(6)	Restricted Stock ($)(7)	Health Insurance ($)(8)	Life Insurance ($)(9)	Total ($)
Larry S. Flax	Termination(2)	1,188,250	2,182,500	1,641,600	14,844	—	5,027,194
	Change of control(3)	2,376,500	2,182,500	1,641,600	19,791	—	6,220,391
	Death or disability(4)	—	2,182,500	1,641,600	—	1,400,000	5,224,100

Richard L. Rosenfield	Termination(2)	1,188,250	2,182,500	1,641,600	14,844	—	5,027,194
	Change of control(3)	2,376,500	2,182,500	1,641,600	19,791	—	6,220,391
	Death or disability(4)	—	2,182,500	1,641,600	—	1,400,000	5,224,100

Susan M. Collyns	Term not extended(1)	712,500	691,781	691,200	11,172	—	2,106,653
	Termination(2)	1,425,000	691,781	691,200	22,343	—	2,830,324
	Change of control(3)	1,425,000	691,781	691,200	22,343	—	2,830,324
	Death or disability(4)	—	691,781	691,200	—	1,400,000	2,782,981

Thomas P. Beck	Change of control(3)	240,975	443,325	—	2,185	—	686,485

Sarah A. Goldsmith-Grover	Change of control(3)	234,600	316,175	—	7,105	—	557,880

Peter C. Gillette	Change of control(3)	229,500	177,075	—	7,105	—	413,680

(1)	Occurs in the event the Company gives written notice that it will not extend the term of the employment agreement of the executive.
(2)	Includes any termination of employment by the Company without cause, or by the executive for good reason, that occurs either prior to, or more than two years following, the effective date of a change of control event.
(3)	Includes any termination of employment of Messrs. Flax and Rosenfield and Ms. Collyns by the Company without cause or by the executive for good reason that occurs within two years following a change of control event. For Messrs. Beck and Gillette and Ms. Goldsmith-Grover, this includes any termination of employment by the Company other than for cause or by the executive for good reason that occurs within 12 months following a corporate transaction (as defined in the Severance Plan) or, a change of control (as defined in the 2004 Plan) with respect to outstanding stock option award agreements.
(4)	Disability shall mean that the executive is determined to be substantially disabled by the insurance company providing group long-term disability insurance for the Company’s employees, executive has a medically determinable physical or mental condition that disables him from substantially performing his duties or a physician licensed to practice medicine in the State of California has made a binding determination of disability.
(5)	This amount would be payable within 60 days of the date of termination in accordance with the regular payroll practices of the Company.
(6)	The value of accelerated stock options was calculated by multiplying (x) the number of shares subject to acceleration of in-the-money options by (y) the difference between the fair market value of a share of our common stock on December 31, 2010 ($17.28) and the per share exercise price of the accelerated option.
(7)	The value of accelerated restricted stock was calculated by multiplying (x) the number of shares subject to acceleration by (y) the fair market value of a share of our common stock on December 31, 2010 ($17.28).

(8)	Represents the aggregate full premium payments that would be required to be paid to or on behalf of each executive to provide continued health insurance coverage under COBRA (based on the executive’s health insurance coverage as of December 31, 2010) for the relevant period of time.
(9)	Represents life insurance proceeds payable under the executives’ life insurance policies.

DIRECTOR COMPENSATION

The following table shows compensation of the non-employee members of our board for the year ended January 2, 2011. Any Board member who is also an employee of the Company does not receive separate compensation for service on the Board.

Directors (1)	Fees Earned or Paid in Cash (2)	Total
Leslie E. Bider	$225,000	$225,000
Marshall S. Geller	$235,000	$235,000
Charles G. Phillips	$225,000	$225,000
Alan I. Rothenberg	$225,000	$225,000

(1)	Directors who are the Company’s employees receive no additional compensation for serving on the Board of Directors. Larry S. Flax’s and Richard L. Rosenfield’s compensation is reflected in the Summary Compensation Table.
(2)	Each director receives an annual retainer of $175,000 paid quarterly. In addition, in 2010 each director received a one-time payment of $30,000 for his participation in a special committee to review strategic alternatives for the Company and $2,000 for his attendance at each meeting of this special committee. Mr. Geller received an additional one-time payment of $10,000 for serving as chair of this special committee. Directors are also reimbursed for reasonable expenses incurred in connection with serving as a director.

Narrative Disclosure to Director Compensation Table

The compensation program for our non-employee directors is intended to fairly compensate our directors for the time and effort necessary to serve as a member of our board of directors. Non-employee members of our board of directors may receive a combination of cash and equity-based compensation. No equity-based compensation was granted to our directors in 2010.

In 2010, each non-employee director was entitled to receive an annual cash retainer of $175,000. In addition, in 2010 each non-employee director received a one-time payment of $30,000 for his participation in a special committee to review strategic alternatives for the Company. Each non-employee director also received $2,000 for each special committee meeting that he attended in 2010. In addition, the chair of the special committee (Mr. Geller) received an additional cash payment of $10,000.

COMPENSATION RISK

In 2011, management conducted a risk assessment review of our compensation policies and practices to determine whether any risks arising from our compensation policies and practices for our Named Executive Officers and other employees encourage decision making that could expose the Company to unreasonable risks of material adverse consequences. Management presented its findings to the Compensation Committee, which reviewed this assessment and the Company’s various incentive and other compensation programs and practices and the processes for implementing these programs. Based on this review, we determined that our compensation policies and practices for our employees do not create incentives for decision-making that could expose the Company to unreasonable risks of material adverse consequences.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Our Compensation Committee consists of Leslie E. Bider, Charles G. Phillips and Alan I. Rothenberg, who are all non-employee directors. Mr. Phillips serves as chair of the Compensation Committee. No member of the Compensation Committee has served as one of our officers or employees at any time.

COMPENSATION COMMITTEE REPORT*

We have reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on our review and discussions with management, we have approved the inclusion of the Compensation Discussion & Analysis in this Information Statement.

COMPENSATION COMMITTEE

Charles G. Phillips, Chairman

Alan I. Rothenberg

Leslie E. Bider

June 7, 2011

* The material in this report is not soliciting material, is not deemed filed with the SEC, and is not incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), whether made on, before, or after the date of this Information Statement and irrespective of any general incorporation language in such filing.

STOCK OWNERSHIP INFORMATION

Security Ownership of Certain Beneficial Owners, Directors and Management

The following table sets forth certain information as of June 6, 2011, with respect to the beneficial ownership of the Company’s common stock by:

•	all persons known by us to be the beneficial owners of more than 5% of our outstanding common stock;

•	each of our directors;

•	each of the executive officers named in the Summary Compensation Table; and

•	all of our executive officers and directors as a group.

The percentage of class presented in the table below is calculated on the basis of 24,616,446 shares of common stock outstanding, except that shares of common stock underlying options exercisable within 60 days of June 6, 2011 are deemed to be outstanding for purposes of calculating the beneficial ownership of securities of the holders of such options. In the preparation of this table, the Company has relied upon information supplied by its executive officers, directors and certain stockholders and upon information contained in filings with the SEC. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws, where applicable. Except as otherwise indicated, the address for each beneficial owner is c/o California Pizza Kitchen, 6053 West Century Boulevard, 11th Floor, Los Angeles, CA 90045.

	Shares Owned
Name and Address of Beneficial Owner	Number of Shares	Percentage of Class (1)
Larry S. Flax (2)	2,082,053	8.1%

Richard L. Rosenfield (3)	2,118,017	8.3%

Leslie E. Bider (4)	8,852	0.0%

Marshall S. Geller (5)	16,152	0.1%

Charles G. Phillips (6)	135,213	0.5%

Alan I. Rothenberg (7)	48,355	0.2%

Thomas P. Beck (8)	144,375	0.6%

Susan M. Collyns (9)	524,453	2.1%

Peter C. Gillette (10)	77,843	0.3%

Sarah A. Goldsmith-Grover (11)	131,742	0.5%

Ameriprise Financial Inc. (12) 145 Ameriprise Financial Center Minneapolis, MN 55474	2,058,085	8.4%

Clinton Group Inc. (13) 9 West 57th Street, 26th Floor New York, NY 10019	1,262,963	5.1%

BlackRock Inc. (14) 40 East 52nd Stret New York, NY 10022	1,904,600	7.7%

Fisher Investments (15) 13100 Skyline Boulevard Woodside, CA 94062-4527	1,663,745	6.8%

The TCW Group, Inc. (16) 865 South Figueroa Street Los Angeles, CA 90017	1,945,542	7.9%

All directors and executive officers as a group (10 persons) (17)	5,287,055	19.1%

(1)	Percentage of ownership is calculated as required by the SEC Rule 13d-3(d)(1). Except as indicated in the footnotes to this table, the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws. The table above includes the number of shares underlying options which are exercisable within 60 days of June 6, 2011.

(2)	Mr. Flax, our co-CEO, co-President, co-Chairman of the Board and one of our directors, individually owns 8,328 shares of our common stock and has options to purchase an additional 1,050,000 shares, all of which will be exercisable within 60 days of June 6, 2011. The total number of shares owned includes 774,717 shares over which Mr. Flax exercises voting control as the trustee of the Larry S. Flax Revocable Trust. The total number of shares owned also includes 61,173 shares over which Mr. Flax exercises voting control as the trustee of the Rosenfield Children’s Trust and 187,835 shares over which Mr. Flax’s wife exercises voting control as the trustee of the Joan Gillette Flax Family Trust. Mr. Flax disclaims any beneficial ownership over the shares held by the Rosenfield Children’s Trust and the Joan Gillette Flax Family Trust.
(3)	Mr. Rosenfield, our co-CEO, co-President, co-Chairman of the Board and one of our directors, individually owns 8,328 shares of our common stock and has options to purchase an additional 1,050,000 shares, all of which will be exercisable within 60 days of June 6, 2011. The total number of shares owned includes 1,059,689 shares over which Mr. Rosenfield exercises voting control as the trustee of the Rosenfield Revocable Trust.
(4)	Mr. Bider, one of our directors, owns 8,852 shares of our common stock.
(5)	Mr. Geller, one of our directors, owns 16,152 shares of our common stock.
(6)	Mr. Phillips, one of our directors, owns 49,043 shares of our common stock and has options to purchase an additional 88,007 shares. Options to purchase 86,170 of such shares will be exercisable within 60 days of June 6, 2011.
(7)	Mr. Rothenberg, one of our directors, owns 7,185 shares of our common stock and has options to purchase an additional 43,007 shares, 41,170 of which will be exercisable within 60 days of June 6, 2011.
(8)	Mr. Beck, our Senior Vice President, Construction, individually owns no shares of our common stock, but has options to purchase 157,500 shares, 144,375 of which will be exercisable within 60 days of June 6, 2011.
(9)	Ms. Collyns, our Chief Operating Officer, Chief Financial Officer and Executive Vice President, individually owns 80,078 shares and has options to purchase an additional 455,625 shares, 444,375 of which will be exercisable within 60 days of June 6, 2011.
(10)	Mr. Gillette, our Senior Vice President, Franchise and International Development, individually owns no shares of our common stock, but has options to purchase 90,000 shares, 77,343 of which will be exercisable within 60 days of June 6, 2011. The total number of shares owned includes 500 shares over which Mr. Gillette exercises voting control as the trustee of the Alexander Hayden Gillette Trust. Mr. Gillette disclaims any beneficial ownership over the shares held by the Alexander Hayden Gillette Trust.
(11)	Ms. Goldsmith-Grover, our Chief Communications Officer and Senior Vice President of Marketing and Public Relations, individually owns 5,492 shares of our common stock and has options to purchase an additional 140,000 shares, 126,250 of which will be exercisable within 60 days of June 6, 2011.
(12)	The amounts shown and the following information were provided by Ameriprise Financial, Inc. and certain of its affiliates pursuant to a Schedule 13G filed with the Securities and Exchange Commission on February 11, 2011, indicating beneficial ownership as of December 31, 2010. Ameriprise Financial, Inc. reported shared voting power with respect to 1,805,793 shares and shared dispositive power with respect to 2,058,085 of our common stock. We have no reason to believe that the information in the Schedule 13G was not complete or accurate or that a statement or an amendment should have been filed thereto and was not.
(13)	The amounts shown and the following information were provided by Clinton Group, Inc. and certain of its affiliates pursuant to a Schedule 13D filed with the Securities and Exchange Commission on May 25, 2011, indicating beneficial ownership as of May 25, 2011. Clinton Group Inc. reported shared voting power with respect to 1,262,963 shares of our common stock and shared dispositive power with respect to 1,262,963 shares of our common stock. We have no reason to believe that the information in the Schedule 13D was not complete or accurate or that a statement or an amendment should have been filed thereto and was not.
(14)	The amounts shown and the following information were provided by BlackRock, Inc. and certain of its affiliates pursuant to a Schedule 13G filed with the Securities and Exchange Commission on February 3, 2011, indicating beneficial ownership as of December 31, 2010. BlackRock Inc. reported sole voting power with respect to 1,904,600 shares of our common stock and sole dispositive power with respect to 1,904,600 shares of our common stock. We have no reason to believe that the information in the Schedule 13G was not complete or accurate or that a statement or an amendment should have been filed thereto and was not.

(15)	The amounts shown and the following information were provided by Fisher Investments and certain of its affiliates pursuant to a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2011, indicating beneficial ownership as of December 31, 2010. Fisher Investments reported sole voting power with respect to 1,663,745 shares of our common stock and sole dispositive power with respect to 1,663,745 shares of our common stock. We have no reason to believe that the information in the Schedule 13G was not complete or accurate or that a statement or an amendment should have been filed thereto and was not.
(16)	The amounts shown and the following information were provided by The TCW Group, Inc. and certain of its affiliates pursuant to a Schedule 13G filed with the Securities and Exchange Commission on February 10, 2011, indicating beneficial ownership as of December 31, 2010. The TCW Group, Inc. reported shared voting power with respect to 1,777,174 shares of our common stock and shared dispositive power with respect to 1,945,542 shares of our common stock. We have no reason to believe that the information in the Schedule 13G was not complete or accurate or that a statement or an amendment should have been filed thereto and was not.
(17)	These 10 persons include all directors and each of the executive officers detailed in the table above. See notes 2-11 above.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers, directors and 10% stockholders to file reports regarding initial ownership and changes in ownership with the Securities and Exchange Commission and any exchange upon which our securities are listed. Executive officers, directors and 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Our information regarding compliance with Section 16(a) is based solely on a review of the copies of such reports and any written representations furnished to us by our executive officers, directors and 10% stockholders. We believe that during the fiscal year ending January 2, 2011, each of our executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The Company had no transactions with related persons as defined in Item 404 of Regulation S-K during the fiscal year ended January 2, 2011, and the Company is not aware of any proposed transactions with related persons.